    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 2000


                                                      REGISTRATION NO. 333-86295
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          ASPECT MEDICAL SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                               3845                              04-2985553
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                                TWO VISION DRIVE
                          NATICK, MASSACHUSETTS 01760
                                 (508) 653-0603
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               NASSIB G. CHAMOUN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ASPECT MEDICAL SYSTEMS, INC.
                                TWO VISION DRIVE
                             NATICK, MASSACHUSETTS
                                 (508) 653-0603
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                SUSAN W. MURLEY, ESQ.                                  LESLIE E. DAVIS, ESQ.
                  HALE AND DORR LLP                               TESTA, HURWITZ & THIBEAULT, LLP
                   60 STATE STREET                                        125 HIGH STREET
             BOSTON, MASSACHUSETTS 02109                            BOSTON, MASSACHUSETTS 02110
              TELEPHONE: (617) 526-6000                              TELEPHONE: (617) 248-7000
               TELECOPY: (617) 526-5000                               TELECOPY: (617) 248-7100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued January 10, 2000


                                3,000,000 Shares

                         [Aspects Medical Systems Logo]
                                  COMMON STOCK
                            ------------------------

ASPECT MEDICAL SYSTEMS, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $11.00 AND $13.00 PER SHARE.

                            ------------------------
WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ASPM."
                            ------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                  UNDERWRITING
                                            PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                             PUBLIC               COMMISSIONS                ASPECT
                                            --------             -------------            -----------
Per Share..........................  $                       $                       $
Total..............................  $                       $                       $

Aspect has granted the underwriters the right to purchase up to an additional 450,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
               , 2000.
                            ------------------------
MORGAN STANLEY DEAN WITTER

                DEUTSCHE BANC ALEX. BROWN

                                 U.S. BANCORP PIPER JAFFRAY

               , 2000.

[Aspect logo]


[Photograph depicting Aspect's A-2000 BIS Monitor and the BIS Sensor affixed to the forehead of a model of a human head]

     The following words are to the right of the photograph:

The A-2000 BIS Monitor is a compact, portable monitor that displays the BIS index and supporting information and includes Aspect's digital signal converter.

[Photograph depicting Aspect's BIS Sensor affixed to the forehead of a woman]

     The following words are to the right of the photograph:


     The BIS Sensor is a single-piece, single-use disposable product for use with the A-2000 BIS Monitor, the A-1050 Monitor and the BIS Module Kit. The BIS Sensor is applied to a patient's forehead to acquire the EEG, a measure of the electrical activity of the brain.


[Photograph depicting Aspect's BIS Sensor, BIS Module Kit and digital signal converter products]

     The following words are to the right of the photograph:


     In 1996, Aspect introduced the BIS Module Kit, which is designed to facilitate the integration of Aspect's BIS index into monitoring products marketed by third parties that enter into original equipment manufacturer arrangements with us.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     5
RISK FACTORS..........................     9
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS..........................    17
USE OF PROCEEDS.......................    18
DIVIDEND POLICY.......................    18
CAPITALIZATION........................    19
DILUTION..............................    20
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    22


                                        PAGE
                                        ----
BUSINESS..............................    32
MANAGEMENT............................    47
RELATED-PARTY TRANSACTIONS............    56
PRINCIPAL STOCKHOLDERS................    58
DESCRIPTION OF CAPITAL STOCK..........    61
SHARES ELIGIBLE FOR FUTURE SALE.......    64
UNDERWRITERS..........................    66
LEGAL MATTERS.........................    68
EXPERTS...............................    68
WHERE YOU CAN FIND MORE INFORMATION...    68
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................   F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTION.

                 [THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus.


                          ASPECT MEDICAL SYSTEMS, INC.

     We develop, manufacture and market an anesthesia-monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors. The BIS system is based on our patented core technology, the BIS index, which is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. We developed the BIS system over 10 years, and it is the subject of 10 issued and six pending United States patents. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998.

     Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - lower drug costs,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and


     - improvements in the means to assess the risk of surgical awareness, which is the unintentional regaining of consciousness during surgery.



     As of December 31, 1999, more than 5,650 BIS monitors have been installed worldwide, including 4,881 BIS monitors in approximately 675 sites in the United States. These sites include 35 of the 100 largest hospitals and 32% of all teaching hospitals with anesthesia residency programs. We believe that over 1,000,000 patients have been monitored using the BIS index during surgery.


     Each year, approximately 29 million patients in the United States and more than 35 million patients in Europe and Japan receive anesthesia for surgical procedures. We estimate that approximately 70% of these surgical patients in the United States, or 20 million patients, receive general anesthesia or deep sedation monitored by an anesthesia provider. Anesthesia providers historically have had no direct means of assessing a patient's level of consciousness during surgery. They have generally relied on recommended drug dosages and on indirect indicators of consciousness, including blood pressure and heart rate. This approach cannot always account for variability in patient responses to anesthesia or changes in anesthetic requirements during the course of surgery. Consequently, traditional approaches to anesthesia may result in patients being undermedicated or overmedicated during surgery.

     Undermedication may lead to surgical awareness, which is the unintentional regaining of consciousness during surgery. Overmedication may result from an effort to ensure that the patient is rendered unconscious to reduce the risk of surgical awareness. Overmedication contributes to the high cost of surgical care as a result of increased drug costs, prolonged and unpredictable wake-ups from anesthesia and prolonged post-anesthesia recovery in the post-anesthesia care unit.

     We market the BIS system in the United States primarily through a direct sales organization and internationally through distributors and marketing partners. We have also established original equipment manufacturer relationships with several patient monitoring and anesthesia equipment companies that will incorporate our BIS technology into their equipment using the BIS Module Kit.

     Aspect's objective is to establish the BIS system as a global standard in anesthesia and sedation monitoring. Key elements of our strategy to accomplish this objective are to:

     - accelerate market penetration through a direct sales force,

     - educate and promote the use of the BIS system through clinical specialists,

     - broaden distribution channels through original equipment manufacturer relationships,

     - maintain market leadership through continuous product improvements and extensions, and

     - target new product opportunities through technology development.


RECENT DEVELOPMENTS -- SUMMARY FINANCIAL DATA FOR 1999



     The summary financial data below for the year and the three months ended December 31, 1999 is unaudited. The audit of our financial statements for the year ended December 31, 1999 is not yet complete.



     Our revenue increased to $27.2 million for the year ended December 31, 1999 as compared to $11.2 million for the year ended December 31, 1998. Our revenue increased to $8.3 million for the three months ended December 31, 1999 as compared to $3.7 million for the three months ended December 31, 1998.



     Our net loss decreased to $7.0 million for the year ended December 31, 1999 as compared to $13.6 million for the year ended December 31, 1998. Our net loss decreased to $1.3 million for the three months ended December 31, 1999 as compared to $3.1 million for the three months ended December 31, 1998.

                            ------------------------

     We are a Delaware corporation. Our principal executive offices are located at Two Vision Drive, Natick, Massachusetts 01760 and our telephone number is
(508) 653-0603. Our World Wide Web site address is www.aspectms.com. The information in the Web site is not incorporated by reference into this prospectus.

     BIS, Bispectral Index, A-1050, A-2000 and Zipprep are our trademarks. Aspect is a registered trademark licensed to us on a non-exclusive basis. This prospectus also contains trademarks and trade names of other companies.

                                  THE OFFERING

Common stock offered.................................  3,000,000 shares
Common stock to be outstanding after this offering...  15,858,372 shares
Over-allotment option................................  450,000 shares
Use of proceeds......................................  For general corporate purposes, including working capital and capital expenditures. For
                                                       more detailed information, see "Use of
                                                       Proceeds" on page 18.
Dividend policy......................................  We do not intend to pay cash dividends on our common stock. We plan to retain any earnings
                                                       for use in the operation and expansion of our
                                                       business.
Proposed Nasdaq National Market symbol...............  ASPM

                            ------------------------

     Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments. The information in this prospectus reflects the conversion of all outstanding shares of our convertible preferred stock into 11,067,238 shares of common stock.


     The number of shares of our common stock that will be outstanding immediately after the offering is based on shares outstanding as of October 2, 1999 and excludes 2,166,138 shares issuable upon the exercise of stock options with a weighted average exercise price of $3.07 per share and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following is a summary of financial data included elsewhere in the prospectus. The information provided for the nine months ended October 3, 1998 and October 2, 1999 and as of October 2, 1999 actual and pro forma as adjusted is unaudited, but in the opinion of management contains all adjustments, consisting only of normal, recurring adjustments, which are necessary for a fair statement of the results of these periods. You should read the following data with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements appearing elsewhere in this prospectus.

                                                                                       NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 ------------------------
                              ---------------------------------------------------   OCTOBER 3,    OCTOBER 2,
                                1994       1995      1996       1997       1998        1998          1999
                              --------   --------   -------   --------   --------   ----------    ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue.....................  $    852   $  1,067   $ 1,389   $  3,068   $ 11,238    $  7,502      $18,838
Costs of revenue............       525        704     1,096      3,602      5,880       4,125        6,562
Research and development....     2,311      2,870     2,338      2,603      4,042       3,049        3,567
Sales and marketing.........     1,291      1,285     1,561      4,813     10,354       7,279       11,860
General and
  administrative............     1,216      1,815     1,871      2,358      4,254       3,073        3,551
                              --------   --------   -------   --------   --------    --------      -------
Loss from operations........    (4,491)    (5,607)   (5,477)   (10,308)   (13,292)    (10,024)      (6,702)
Interest income, net........       231         61        81        422        459         390          988
Other expense...............        --         --        --         --       (774)       (825)          --
                              --------   --------   -------   --------   --------    --------      -------
Net loss....................  $ (4,260)  $ (5,546)  $(5,396)  $ (9,886)  $(13,607)   $(10,459)     $(5,714)
                              ========   ========   =======   ========   ========    ========      =======
Net loss per share:
  Basic and diluted.........  $(822.34)  $(281.65)  $(57.76)  $ (15.63)  $ (11.70)   $  (9.46)     $ (3.81)
                              ========   ========   =======   ========   ========    ========      =======
  Pro forma basic and
     diluted................                                             $  (1.31)                 $ (0.45)
                                                                         ========                  =======
Shares used in computing net
  loss per share:
  Basic and diluted.........         5         20        93        632      1,163       1,105        1,501
  Pro forma basic and
     diluted................                                               10,352                   12,568

     Shares used in computing pro forma basic and diluted net loss per share above exclude unvested shares of common stock subject to repurchase rights, which totaled 386,642 and 164,150 at December 31, 1998 and October 2, 1999, respectively, but include 11,067,238 shares of common stock issuable upon conversion of our outstanding convertible preferred stock upon the closing of this offering.

     The pro forma as adjusted column in the consolidated balance sheet data below gives effect to the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering and the sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                  OCTOBER 2, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 14,632     $ 47,212
Working capital.............................................    12,193       44,773
Total assets................................................    27,990       60,570
Long-term debt..............................................     1,967        1,967
Total stockholders' equity..................................    14,250       46,830

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. Our business, financial condition or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

  WE WILL NOT BE PROFITABLE IF HOSPITALS AND ANESTHESIA PROVIDERS DO NOT BUY AND USE OUR BIS SYSTEM IN SUFFICIENT QUANTITIES.

     Customers may determine that the cost of the BIS system exceeds cost savings in drugs, personnel and post-anesthesia care recovery resulting from use of the BIS system. In addition, hospitals and anesthesia providers may not accept the BIS system as an accurate means of assessing a patient's level of consciousness during surgery if patients regain consciousness during surgery while being monitored with the BIS system. If extensive or frequent malfunctions occur, these providers may also conclude that the BIS system is unreliable. If hospitals and anesthesia providers do not accept the BIS system as cost-effective, accurate or reliable, they will not buy and use the BIS system in sufficient quantities to enable us to be profitable.

  WE DEPEND ON OUR BIS SYSTEM FOR SUBSTANTIALLY ALL OF OUR REVENUE, AND IF THE BIS SYSTEM DOES NOT GAIN WIDESPREAD MARKET ACCEPTANCE, THEN OUR REVENUE WILL NOT GROW.

     We began selling our current BIS system in early 1998. To date, we have not achieved widespread market acceptance of the BIS system. Because we currently depend on our BIS system for substantially all of our revenue and we have no other significant products, if we fail to achieve widespread market acceptance we will not be able to sustain or grow our product revenue.

  WE EXPECT TO INCUR LOSSES IN THE FUTURE.

     We have incurred net losses in each year since inception. We expect to increase significantly our research and development, sales and marketing and general and administrative expenses in future periods. We will spend these amounts before we receive any incremental revenue from these efforts. Therefore, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses. Failure to become and remain profitable may depress the market price of our common stock and our ability to raise capital and continue our operations.

  CASES OF SURGICAL AWARENESS DURING MONITORING WITH THE BIS SYSTEM COULD LIMIT MARKET ACCEPTANCE OF BIS SYSTEMS AND COULD EXPOSE US TO PRODUCT LIABILITY CLAIMS.


     Clinicians have reported to us a total of 35 cases of possible surgical awareness during surgical procedures monitored with the BIS system as of December 31, 1999. Not all cases of surgical awareness during surgical procedures monitored with the BIS system may be reported to us, and we have not systematically solicited reports of surgical awareness. Anesthesia providers and hospitals may elect not to purchase and use BIS systems if there is adverse publicity resulting from the report of cases of surgical awareness that were not detected during procedures monitored with the BIS system. If anesthesia providers and hospitals do not purchase and use the BIS system, then we may not sustain or grow our product revenue. Although we do not claim that patient monitoring with the BIS system will reduce the incidence of surgical awareness, we may be subject to product liability claims for cases of surgical awareness during surgical procedures monitored with the BIS system. These claims could require us to spend significant time and money in litigation or to pay significant damages.

  WE MAY NOT BE ABLE TO KEEP UP WITH NEW PRODUCTS OR ALTERNATIVE TECHNIQUES DEVELOPED BY OTHERS, WHICH COULD IMPAIR OUR ABILITY TO REMAIN COMPETITIVE AND ACHIEVE FUTURE GROWTH.

     The medical industry in which we market our products is characterized by rapid product development and technological advances. Our current or planned products are at risk of obsolescence from:

     - new monitoring products, based on new or improved technologies,

     - new products or technologies used on patients or in the operating room during surgery in lieu of monitoring devices,

     - electrical or mechanical interference from new or existing products or technologies,

     - alternative techniques for evaluating the effects of anesthesia,

     - significant changes in the methods of delivering anesthesia, and

     - the development of new anesthetic agents.

We may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business.

  IF WE DO NOT SUCCESSFULLY DEVELOP AND INTRODUCE ENHANCED OR NEW PRODUCTS WE COULD LOSE REVENUE OPPORTUNITIES AND CUSTOMERS.

     As the market for our BIS system matures, we need to develop and introduce new products for anesthesia monitoring or other applications. We face at least the following risks:

     - we may not successfully adapt the BIS system to function properly in the intensive care unit, for procedural sedation, when used with anesthetics we have not tested or with patient populations we have not studied, such as infants and young children, and

     - our technology is complex, and we may not be able to develop it further for applications outside anesthesia monitoring.

     If we do not successfully adapt the BIS system for new products and applications both within and outside the field of anesthesia monitoring, then we could lose revenue opportunities and customers.

  IF WE DO NOT DEVELOP AND IMPLEMENT A SUCCESSFUL SALES AND MARKETING STRATEGY, WE WILL NOT EXPAND OUR BUSINESS.

     Our current sales and marketing operation is not sufficient to achieve the level of market awareness and sales we need to expand our business. We have only limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our strategy. We need to:

     - provide or assure that distributors and original equipment manufacturers provide the technical and educational support customers need to use the BIS system successfully,

     - promote frequent use of the BIS system so that sales of our disposable BIS Sensors increase,

     - encourage our customers to purchase our products prior to availability of products that are made by original equipment manufacturers incorporating our technology,

     - manage geographically dispersed operations, and

     - modify our products for foreign markets.

  IN ORDER TO REACH THE LEVEL OF SALES WE NEED TO ACHIEVE PROFITABILITY, WE NEED TO FURTHER DEVELOP OUR DIRECT AND INDIRECT SALES CHANNELS.

     In order to increase our sales, we need to add domestic and international distributors, original equipment manufacturers and other sales channels and increase sales through these channels. In addition, we need to hire and train more sales persons and clinical specialists. If we do not further develop our direct and indirect sales channels, we will not reach the level of sales necessary to achieve profitability.

  OUR THIRD-PARTY DISTRIBUTION AND ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS COULD NEGATIVELY AFFECT OUR PROFITABILITY, CAUSE SALES OF OUR PRODUCTS TO DECLINE AND BE DIFFICULT TO TERMINATE IF WE ARE DISSATISFIED.

     Sales through distributors could be less profitable than direct sales. Sales of our products through multiple channels could also confuse customers and cause the sale of our products to decline. We do not control our original equipment manufacturers and distribution partners. Our partners could sell competing products and may devote insufficient sales efforts to our products.

     Our partners are generally not required to purchase minimum quantities. As a result, even if we are dissatisfied with the performance of our partners, we may be unable to terminate our agreements with these partners or enter into alternative arrangements.

  WE MAY NOT BE ABLE TO GENERATE ENOUGH ADDITIONAL REVENUE FROM OUR PLANNED INTERNATIONAL EXPANSION TO OFFSET THE COSTS ASSOCIATED WITH ESTABLISHING AND MAINTAINING FOREIGN OPERATIOns.

     A component of our growth strategy is to expand our presence in foreign markets. We conduct international business primarily in Europe and we are attempting to increase the number of countries in which we do business. It will be costly to establish international facilities and operations and to promote the BIS system in international markets. In addition, we have little experience in marketing and distributing products for these markets. Revenue from international activities may not offset the expense of establishing and maintaining these foreign operations.

  WE MAY NOT BE ABLE TO MEET THE UNIQUE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT WE WILL ENCOUNTER IN OUR INTERNATIONAL OPERATIONS, WHICH MAY LIMIT THE GROWTH OF OUR BUSINESS.

     We are increasingly subject to a number of challenges which specifically relate to our international business activities. These challenges include:

     - failure of local laws to provide the same degree of protection against infringement of our intellectual property,

     - protectionist laws and business practices that favor local competitors, which could slow our growth in international markets,

     - less acceptance by foreign anesthesia providers of the use of disposable products similar to the BIS Sensor,

     - longer sales cycles to sell products like the BIS system to hospitals and outpatient surgical centers, which could slow our revenue growth from international sales, and

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

     If we are unable to meet and overcome these challenges, our international operations may not be successful which would limit the growth of our business.

  WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND OUR REPUTATION COULD SUFFER IF WE FAIL TO MANUFACTURE ENOUGH PRODUCTS TO MEET OUR CUSTOMERS' DEMANDS.

     We rely on third-party manufacturers to assemble and manufacture the components of our BIS monitors and a portion of our BIS Sensors. We manufacture substantially all BIS Sensors in our own manufacturing facility. We have only one manufacturing facility and we expect to move our manufacturing facility to a new location in the first quarter of 2000. If we fail to produce enough products at our own manufacturing facility or at a third-party manufacturing facility, if we experience delays in moving to our new facility or if we experience a termination or modification of any manufacturing arrangement with a third party, we may be unable to deliver products to our customers on a timely basis. Our failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation.

  OUR RELIANCE ON SOLE SUPPLIERS COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR CUSTOMERS' DEMANDS FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN BUDGET.

     Some of the components that are necessary for the assembly of our BIS system, including some of the components used in the BIS Sensor, are currently provided to us by separate sole suppliers or a limited group of suppliers. We purchase components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory. We have experienced shortages and delays in obtaining some of the components of our BIS systems in the past, and we may experience similar delays or shortages in the future. The disruption or termination of the supply of components could cause a significant increase in the costs of these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the manufacturer of a key component of the BIS system, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture BIS systems in a timely manner or within budget.

  WE MAY BE REQUIRED TO BRING LITIGATION TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

     We believe that the success of our business depends, in part, on obtaining patent protection for our products, defending our patents once obtained and preserving our trade secrets. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark and trade secret laws to protect the proprietary aspects of our technology. These legal measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from the growth of the business and may not be adequate to protect our intellectual property rights.

  WE DO NOT OWN THE TRADEMARK "ASPECT" AND ANY COMPETITIVE ADVANTAGE WE DERIVE FROM THE NAME MAY BE IMPAIRED BY THIRD-PARTY USE.

     We are a party to a license agreement with a third party under which we have obtained the nonexclusive right to make, use or sell products under the name "Aspect." The licensor of the Aspect name markets products for use in the health care industry. There may be confusion in the market between the licensor and us and this confusion would compromise the competitive advantage, if any, we derive from our name.

  WE MAY BE SUED BY THIRD PARTIES WHICH CLAIM THAT OUR PRODUCTS INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, PARTICULARLY BECAUSE THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE VALIDITY AND BREADTH OF MEDICAL DEVICE PATENTS.

     We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

     - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue,

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all, and

     - redesign our products, which would be costly and time-consuming.

  WE COULD BE EXPOSED TO SIGNIFICANT PRODUCT LIABILITY CLAIMS WHICH COULD DIVERT MANAGEMENT ATTENTION AND ADVERSELY AFFECT OUR CASH BALANCES, OUR ABILITY TO OBTAIN AND MAINTAIN INSURANCE COVERAGE AT SATISFACTORY RATES OR IN ADEQUATE AMOUNTS AND OUR REPUTATION.

     The manufacture and sale of our products expose us to product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products or use of our products with components or systems not manufactured or sold by us. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages. We currently maintain insurance; however, it might not cover the costs of any product liability claims made against us. Furthermore, we may not be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

  FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECREASE.


     Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to vary in the future. These fluctuations are due to several factors relating to the sale of our products, including the timing and volume of customer orders for our BIS system, customer cancellations, reductions in orders by our distribution partners and the timing and amount of our expenses. Because of these fluctuations, it is likely that in some future quarter or quarters our operating results could fall below the expectations of securities analysts or investors. If so, the market price of our stock would likely decrease.


     In addition, because we do not have a significant backlog of customer orders for our BIS system, revenue in any quarter depends on orders received in that quarter. Our quarterly results may also be adversely affected because some customers may have inadequate financial resources to purchase our products or may fail to pay for our products after receiving them. In particular, hospitals are increasingly experiencing financial constraints, consolidations and reorganizations as a result of cost containment measures and declining third-party reimbursement for services, which may result in decreased product orders or an increase in bad debts in any quarter.

  WE MAY NOT RESERVE AMOUNTS ADEQUATE TO COVER PRODUCT OBSOLESCENCE, CLAIMS AND RETURNS, WHICH COULD RESULT IN UNANTICIPATED EXPENSES AND FLUCTUATIONS IN OPERATING RESULTS.

     Depending on factors such as the timing of our introduction of new products which utilize our BIS technology, as well as warranty claims and product returns, we may need to reserve amounts in excess of those currently reserved for product obsolescence, excess inventory, warranty claims and product returns. These reserves may not be adequate to cover all costs associated with these items. If these reserves are inadequate, we would be required to incur unanticipated expenses which could result in unexpected fluctuations in quarterly operating results.

  WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, WHICH COULD RESULT IN PRICE REDUCTIONS AND DECREASED DEMAND FOR OUR PRODUCTS.

     We expect to face substantial competition from larger medical device companies that may have greater financial, technical, marketing and other resources than we do. We may not be able to compete effectively with these potential competitors. For example, we may face substantial competition from companies developing sensor products that compete with our proprietary BIS Sensors for use with our BIS monitors or with third-party monitoring systems or anesthesia delivery systems that incorporate the BIS index. We also expect to face competition from companies currently marketing conventional electroencephalogram, or EEG, monitors using standard and novel signal-processing techniques. Other companies may develop anesthesia-monitoring systems that perform better than the BIS system and/or sell for less. In addition, one or more of our competitors may develop products that are substantially equivalent to our FDA-approved products, in which case they may be able to use our products as predicate devices to more quickly obtain FDA approval of their competing products. Competition in the sale of anesthesia-monitoring systems could result in price reductions, fewer orders, reduced gross margins and loss of market share.

  OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND GENERATE REVENUE DEPENDS UPON RECEIPT OF DOMESTIC AND FOREIGN REGULATORY APPROVAL OF OUR PRODUCTS AND MANUFACTURING OPERATIONS.

     Before we can market new products in the United States we must obtain clearance from the United States Food and Drug Administration, or FDA. If the FDA concludes that any of our products do not meet the requirements to obtain clearance of a premarket notification under Section 510(k) of the Food, Drug and Cosmetic Act, then we would be required to file a premarket approval application. The approval process for a premarket approval application is lengthy, expensive and typically requires extensive preclinical and clinical trial data. We may not obtain clearance of a 510(k) notification or approval of a premarket approval application with respect to any of our products on a timely basis, if at all. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products, which will limit our ability to generate revenue. We may also be required to obtain clearance of a 510(k) notification from the FDA before we can market certain previously marketed products which we modify after they have been cleared. We have made certain enhancements to our currently marketed products which we have determined do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to file a new 510(k) notification for the modification and we may be prohibited from marketing the modified device until we obtain FDA clearance.

     The FDA also requires us to adhere to current Good Manufacturing Practices regulations, which include production design controls, testing, quality control, storage and documentation procedures. The FDA may at any time inspect our facilities to determine whether adequate compliance has been achieved. Compliance with current Good Manufacturing Practices regulations for medical devices is difficult and costly. In addition, we may not continue to be compliant as a result of future changes in, or interpretations of, regulations by the FDA or other regulatory agencies. If we do not achieve continued compliance, the FDA may withdraw marketing clearance or require product recall. When any change or modification is made to a device or its intended use, the manufacturer may be required to reassess compliance with current Good Manufacturing Practices regulations, which may cause interruptions or delays in the marketing and sale of our products.

     Sales of our products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements.

     The Federal, state and foreign laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including product seizures, recalls, withdrawal of clearances or approvals and civil and criminal penalties.

  IF WE DO NOT RETAIN OUR SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES, WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

     Our President and Chief Executive, Nassib Chamoun, joined Aspect at its inception in 1987. Our Chairman, J. Breckenridge Eagle, began serving as a director of Aspect in 1988. Many other members of our management and key employees have extensive experience with Aspect and other companies in the medical device industry. Our success is substantially dependent on the ability, experience and performance of these members of our senior management and other key employees. Because of their ability and experience, if we lose one or more of the members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed.

  IF WE DO NOT ATTRACT AND RETAIN SKILLED PERSONNEL, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     Our products are based on complex signal-processing technology. Accordingly, we require skilled personnel to develop, manufacture, sell and support our products. Our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly sales representatives and clinical specialists who are responsible for customer education and training and post-installation customer support. We continue to experience difficulty in recruiting and retaining skilled personnel because the pool of experienced persons is small and we compete for personnel with other companies, many of which have greater resources than we do. Consequently, if we are not able to attract and retain skilled personnel, we will not be able to expand our business.

  FAILURE OF USERS OF THE BIS SYSTEM TO OBTAIN ADEQUATE REIMBURSEMENT FROM THIRD-PARTY PAYORS COULD LIMIT MARKET ACCEPTANCE OF THE BIS SYSTEM, WHICH COULD PREVENT US FROM ACHIEVING PROFITABILITY.

     Anesthesia providers are generally not reimbursed separately for patient monitoring activities utilizing the BIS system. For hospitals and outpatient surgical centers, when reimbursement is based on charges or costs, patient monitoring with the BIS system may reduce reimbursements for surgical procedures, because charges or costs may decline as a result of monitoring with the BIS system. Failure by hospitals and other users of the BIS system to obtain adequate reimbursement from third-party payors, or any reduction in the reimbursement by third-party payors to hospitals and other users as a result of using the BIS system could limit market acceptance of the BIS system, which could prevent us from achieving profitability.

  OUR SOFTWARE PRODUCTS AND THOSE OF OUR SUPPLIERS COULD FAIL AS A RESULT OF THE YEAR 2000 PROBLEM, WHICH COULD CAUSE DISRUPTIONS IN OUR BUSINESS, CAUSE US TO INCUR UNANTICIPATED EXPENSES, DAMAGE OUR REPUTATION AND CAUSE DELAYS IN PRODUCT SHIPMENTS OR IN CUSTOMER PURCHASES FROM US.

     The year 2000 problem refers to the potential for system and processing failures as a result of software using two digits rather than four to define the applicable year. For example, computer programs may recognize a date represented as "00" as the year 1900 rather than the year 2000. This year 2000 problem could result in miscalculations, data corruption, system failures or disruptions of operations. Our products, our internal systems, our customers' systems, our distributors' systems and our suppliers' systems may experience year 2000 problems, any of which could cause disruptions to our business. Under the reasonably likely worst case scenario, our suppliers, including our sole and limited source suppliers, may not be able to supply us with critical components needed to make our products. Year 2000 errors or defects in the internal systems of our suppliers could require us to incur significant unanticipated expenses to remedy any problems or replace affected vendors and could cause cancellations or delays in product shipments.

     Year 2000 errors or defects in our products could give rise to warranty and other claims by our customers. In addition, year 2000 errors or defects could be discovered in our internal software systems and, if errors or defects are present, the costs of making these systems year 2000 compliant could be material. We have determined that some older versions of our products are not year 2000 compliant. Some of our other products or internal systems may contain undetected errors or defects. Additionally, if we are unable to make our products and internal systems year 2000 compliant in a timely manner, then we may experience disruptions in our business operations, our reputation may suffer and customers may delay or cancel purchases from us, which would decrease our product revenue.

     Changing purchasing patterns of customers impacted by year 2000 issues may result in reduced purchases of our products. In addition, any year 2000 errors or defects in our distributors' systems or the products of our original equipment manufacturer partners could cause a reduction in their orders from us. Any reduction in purchases of our products could decrease our product revenue.

RISKS RELATED TO THIS OFFERING

  OUR STOCK PRICE WILL FLUCTUATE AFTER THIS OFFERING WHICH MAY CAUSE YOUR INVESTMENT IN OUR STOCK TO SUFFER A DECLINE IN VALUE.

     After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price. See "Underwriters" on page
66. The market price of our common stock may fluctuate significantly in response to factors which are beyond our control.

     In addition, the stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and medical device companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

  WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK VOLATILITY.

     Our stock price may fluctuate for many reasons, including addition or departure of key Aspect personnel, variations in our quarterly operating results and changes in market valuations of medical device companies. Recently, when the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

  WE MAY NEED ADDITIONAL FINANCING TO EXPAND OUR BUSINESS WHICH COULD BE DIFFICULT TO OBTAIN.

     We expect that the net proceeds from this offering and our existing capital resources will be sufficient to fund our operations at least through 2000. However, our future capital requirements will depend upon a number of factors, including:

     - the availability of capital resources required to fund future operating losses, further develop our marketing and sales organization domestically and internationally, expand manufacturing capacity, finance our sales-type lease program, and meet market demand for our BIS systems,

     - the progress of our research and development programs, including clinical trials,

     - the receipt of and the time required to obtain regulatory clearances and approvals,

     - the resources we devote to developing, manufacturing and marketing our BIS systems, and

     - the resources, if any, we may devote to the expansion of our business, including through the possible acquisition of businesses, technologies or other intellectual property rights.

     We may require additional funds, and we cannot be certain that additional funding will be available when needed or on terms acceptable to us. Further, if we issue additional equity securities, stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

  OUR STOCK PRICE COULD BE DEPRESSED BY SHARES BECOMING AVAILABLE FOR SALE.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a more detailed description, see "Shares Eligible for Future Sale" on page 64.

  INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER ASPECT AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.


     After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 26.9% of our outstanding common stock. As a result, these stockholders, if acting together, would have the ability to exercise control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:


     - the election of directors,

     - the amendment of charter documents,

     - the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets, or

     - the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY TRANSACTIONS THAT STOCKHOLDERS MAY FAVOR.

     Provisions of our restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

     - authorizing the issuance of "blank check" preferred stock without any need for action by stockholders,

     - providing for a classified board of directors with staggered three-year terms,

     - requiring supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated by-laws,

     - eliminating the ability of stockholders to call special meetings of stockholders,

     - prohibiting stockholder action by written consent,

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings, and

     - providing for the automatic acceleration of the vesting of stock options upon a change of control of Aspect.

  PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT.

     We expect that the initial public offering price per share will significantly exceed the net tangible book value per share of the outstanding common stock. Accordingly, purchasers of common stock in this offering will suffer immediate and substantial dilution of their investment. In the past, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,000,000 shares of common stock will be approximately $32,580,000, assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $37,602,000.

     The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, to provide liquidity to existing stockholders and to obtain additional working capital.

     We currently intend to use a portion of the net proceeds from this offering for general corporate purposes, including working capital, product development, increasing our sales and marketing capabilities and expanding our international operations. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no specific understandings, commitments or agreements relating to an acquisition or investment. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. We have a working capital line of credit with a bank which prohibits the declaration or payment of cash dividends without the consent of the lender.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 2, 1999. The as adjusted information gives effect to the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering and assumes the filing of our restated certificate of incorporation after the closing of this offering authorizing 5,000,000 shares of preferred stock and 60,000,000 shares of common stock. The as adjusted information also gives effect to the issuance and sale of the 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                  OCTOBER 2, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $  1,967     $  1,967
Stockholders' equity:
  Preferred stock, $.01 par value; no shares authorized,
     issued or outstanding (actual); 5,000,000 shares
     authorized, no shares issued or outstanding (as
     adjusted)..............................................        --           --
  Convertible preferred stock, $.01 par value; 22,363,224
     shares authorized (actual); 11,067,238 issued and
     outstanding (actual); (liquidation
     preference -- $58,962,591 (actual)); no shares
     authorized, issued or outstanding (as adjusted);
     (liquidation preference -- $0 (as adjusted))...........    67,560           --
  Common stock, $.01 par value; 17,030,000 shares authorized
     (actual); 1,791,134 shares issued and outstanding
     (actual); 60,000,000 shares authorized (as adjusted);
     15,858,372 shares issued and outstanding (as
     adjusted)..............................................        18          159
  Additional paid-in capital................................     1,212      101,211
  Warrants..................................................       146          146
  Notes receivable from employees and directors.............      (305)        (305)
  Deferred compensation.....................................      (316)        (316)
  Accumulated other comprehensive income....................        (1)          (1)
  Accumulated deficit.......................................   (54,064)     (54,064)
                                                              ========     ========
          Total stockholders' equity........................    14,250       46,830
                                                              ========     ========
               Total capitalization.........................  $ 16,217     $ 48,797
                                                              ========     ========

     The outstanding share information excludes 2,166,138 shares of common stock issuable upon exercise of outstanding options as of October 2, 1999 with a weighted average exercise price of $3.07 and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share.

                                    DILUTION

     Our pro forma net tangible book value as of October 2, 1999, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, was approximately $14 million, or $1.11 per share of common stock. Pro forma net tangible book value per share represents our total assets less total liabilities and intangibles, divided by the 12,858,372 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock. Net tangible book value dilution per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After giving effect to the issuance and sale of the 3,000,000 shares of common stock in this offering, at an assumed offering price of $12 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 2, 1999 would have been $47 million, or $2.95 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.84 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of $9.05 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............                $  12.00
  Pro forma net tangible book value per share as of
  October 2, 1999...........................................    $   1.11
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................        1.84
Pro forma net tangible book value per share after this
  offering..................................................                    2.95
Dilution per share to new investors.........................                $   9.05
                                                                            ========

     The following table summarizes, on a pro forma basis, giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, as of October 2, 1999, the difference between the number of shares of common stock purchased from Aspect, the total consideration paid to Aspect and the average price per share paid by existing stockholders and by new investors. In accordance with the following table, new investors will contribute 34.4% of the total consideration for, and own 18.9% of the outstanding shares of, the common stock of Aspect. The calculation below is based on an assumed initial public offering price of $12 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                      ---------------------    -----------------------    PRICE PER
                                        NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                        ------      -------       ------       -------    ---------
Existing stockholders...............  12,858,372      81.1%    $ 68,790,598      65.6%    $   5.35
New investors.......................   3,000,000      18.9       36,000,000      34.4     $  12.00
                                      ----------     -----     ------------    ------
          Total.....................  15,858,372     100.0%    $104,790,598     100.0%
                                      ==========               ============

     The table above assumes no exercise of stock options or warrants outstanding at October 2, 1999. As of October 2, 1999, there were outstanding options to purchase 2,166,138 shares of common stock with a weighted average exercise price of $3.07 per share and warrants to purchase 192,902 shares of common stock with an exercise price of $12.50 per share. To the extent all of these outstanding options and warrants had been exercised as of October 2, 1999, pro forma net tangible book value per share after this offering would be $56 million and total dilution per share to new investors would be $8.93.

     If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 3,450,000 shares, or 21.2% of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial data as of October 2, 1999 and for the nine-months ended October 3, 1998 and October 2, 1999 are derived from our unaudited consolidated financial statements included in this prospectus and include all adjustments, which are only normal, recurring adjustments, necessary for a fair statement of the financial position and results of operations for the unaudited periods. The historical results presented here are not necessarily indicative of future results.

                                                                                                NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                  -----------------------
                                      ----------------------------------------------------   OCTOBER 3,   OCTOBER 2,
                                        1994        1995      1996       1997       1998        1998         1999
                                      ---------   --------   -------   --------   --------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue.............................  $     852   $  1,067   $ 1,389   $  3,068   $ 11,238    $  7,502     $18,838
Costs and expenses:
  Costs of revenue..................        525        704     1,096      3,602      5,880       4,125       6,562
  Research and development..........      2,311      2,870     2,338      2,603      4,042       3,049       3,567
  Sales and marketing...............      1,291      1,285     1,561      4,813     10,354       7,279      11,860
  General and administrative........      1,216      1,815     1,871      2,358      4,254       3,073       3,551
                                      ---------   --------   -------   --------   --------    --------     -------
    Total costs and expenses........      5,343      6,674     6,866     13,376     24,530      17,526      25,540
Loss from operations................     (4,491)    (5,607)   (5,477)   (10,308)   (13,292)    (10,024)     (6,702)
Interest income, net................        231         61        81        422        459         390         988
Other expense.......................         --         --        --         --       (774)       (825)         --
                                      ---------   --------   -------   --------   --------    --------     -------
Net loss............................  $  (4,260)  $ (5,546)  $(5,396)  $ (9,886)  $(13,607)   $(10,459)    $(5,714)
                                      =========   ========   =======   ========   ========    ========     =======
Net loss per share:
  Basic and diluted.................  $ (822.34)  $(281.65)  $(57.76)  $ (15.63)  $ (11.70)   $  (9.46)    $ (3.81)
                                      =========   ========   =======   ========   ========    ========     =======
  Pro forma basic and diluted.......                                              $  (1.31)                $ (0.45)
                                                                                  ========                 =======
Shares used in computing net loss
  per share:
  Basic and diluted.................          5         20        93        632      1,163       1,105       1,501
  Pro forma basic and diluted.......                                                10,352                  12,568

                                                             DECEMBER 31,
                                              -------------------------------------------      OCTOBER 2,
                                               1994     1995     1996     1997     1998           1999
                                              ------   ------   ------   ------   -------   ----------------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities................................  $4,258   $3,329   $2,231   $4,981   $21,273       $14,632
Working capital.............................   4,273    3,054    1,852    3,695    19,343        12,193
Total assets................................   5,719    4,552    3,973    7,603    28,589        27,990
Long-term debt..............................     423      333      270      118     1,441         1,967
Total stockholders' equity..................   4,460    3,028    1,066    4,067    19,688        14,250

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus.

OVERVIEW

     We develop, manufacture and market an anesthesia monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our disposable BIS Sensors. The BIS system is based on our patented core technology, the Bispectral Index, which we refer to as the BIS index. The BIS index is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998. Our other monitor products are the A-1000 Monitor, the A-1050 EEG Monitor with BIS and the BIS Module Kit. After the introduction of the A-2000 BIS Monitor, we ceased active marketing of the A-1050 Monitor domestically. In addition to the disposable BIS Sensor, we offer the Zipprep EEG Electrode.

     We follow a system of fiscal months as opposed to calendar months. Under this system, the first eleven months of each fiscal year end on a Saturday and the last month of the fiscal year always ends on December 31. All references to the nine months ended October 3, 1998 relate to the period from January 1, 1998 to October 3, 1998, and all references to the nine months ended October 2, 1999 relate to the period from January 1, 1999 to October 2, 1999.

     We offer customers the option either to purchase the BIS monitors outright or to acquire the BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum number of BIS Sensors per BIS monitor per year. Under this agreement, customers purchase BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. The customer is granted an option to purchase the BIS monitor at the end of the term of the agreement, which is typically three to five years. Revenue related to BIS monitors sold pursuant to sales-type leases is recognized at the time of shipment of the BIS monitors. Sales-type leases accounted for approximately 11%, 10% and 27% of revenue in 1996, 1997 and 1998, respectively, and for approximately 29% and 19% of revenue in the nine months ended October 3, 1998 and the nine months ended October 2, 1999, respectively.

     We derive our revenue primarily from sales of monitors, including related accessories and BIS Module Kits, and sales of disposable sensors. In 1996, 1997 and 1998, revenue from the sale of monitors represented approximately 87%, 80% and 67%, respectively, of our revenue, and revenue from the sale of disposable sensors represented approximately 13%, 20% and 33%, respectively, of our revenue. In the nine months ended October 3, 1998 and the nine months ended October 2, 1999, revenue from the sale of monitors represented approximately 70% and 54%, respectively, of our revenue, and revenue from the sale of disposable sensors represented approximately 30% and 46%, respectively, of our revenue. We expect that revenue from the sale of single-use disposable sensors will continue to increase as a percentage of revenue as the installed base of monitors continues to grow.

     Revenue from domestic sales in 1996, 1997 and 1998 was approximately $699,000, $1.9 million and $10.3 million, respectively, which represented approximately 51%, 61% and 92%, respectively, of our revenue. Revenue from international sales in 1996, 1997 and 1998 was approximately $689,000, $1.2 million and $942,000, respectively, which represented approximately 49%, 39% and 8%, respectively, of our revenue. In the nine months ended October 3, 1998 and the nine months ended October 2, 1999, revenue from domestic sales was approximately $6.7 million and $17.1 million, respectively, which represented approximately 90% and 91%, respectively, of our revenue, and revenue from international sales was approximately $757,000 and $1.7 million, respectively, which represented approximately 10% and 9%, respectively, of our revenue.

     Effective July 1, 1998, our agreement with Spacelabs Medical, Inc. to distribute our monitors internationally, except in Japan, was terminated pursuant to the terms of the agreement. Sales to Spacelabs represented substantially all of our revenue from international sales in 1996, 1997 and 1998. In the nine months ended October 2, 1999, sales to Spacelabs represented approximately 3% of our international revenue. In December 1998 and March 1999, we established subsidiaries in The Netherlands and the United Kingdom, respectively, to facilitate our entry into the international market. The sales and marketing efforts of these subsidiaries resulted in the majority of the international sales for the nine months ended October 2, 1999. We are developing our international sales and distribution program through a combination of distributors and marketing partners, including companies with which we have entered into original equipment manufacturer relationships. We expect to enhance our international third-party distribution program through direct sales efforts and to support our customers with clinical specialists. In January 1998, we entered into a three-year distribution agreement with Nihon Kohden Corporation to distribute BIS monitors in Japan. During 1998 and the nine months ended October 2, 1999, sales to Nihon Kohden represented approximately 3% and 4% of international revenue, respectively. As a result of our move into the international market, we anticipate that international sales will increase in absolute dollars.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information expressed as a percentage of revenue. This information has been derived from our consolidated statements of operations included elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any period.

                                         YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED
                                         -----------------------    ----------------------------------
                                         1996     1997     1998     OCTOBER 3, 1998    OCTOBER 2, 1999
                                         ----     ----     ----     ---------------    ---------------
Revenue................................   100%     100%     100%          100%               100%
Costs and expenses:
  Costs of revenue.....................    79      117       52            55                 35
  Research and development.............   168       85       36            40                 19
  Sales and marketing..................   112      157       92            97                 63
  General and administrative...........   135       77       38            41                 19
                                         ----     ----     ----          ----                ---
     Total costs and expenses..........   494      436      218           233                136
Loss from operations...................  (394)    (336)    (118)         (133)               (36)
Interest income, net...................     5       14        4             5                  6
Other expense..........................    --       --       (7)          (11)                --
                                         ----     ----     ----          ----                ---
Net loss...............................  (389)%   (322)%   (121)%        (139)%              (30)%
                                         ====     ====     ====          ====                ===

  NINE MONTHS ENDED OCTOBER 2, 1999 COMPARED TO NINE MONTHS ENDED OCTOBER 3,
1998

     Revenue. Our revenue increased to approximately $18.8 million in the nine months ended October 2, 1999 from approximately $7.5 million in the nine months ended October 3, 1998, an increase of approximately 151%. Revenue from the sale of monitors increased to approximately $10.2 million in the nine months ended October 2, 1999 from approximately $5.3 million in the nine months ended October 3, 1998, an increase of approximately 92%. Revenue from the sale of disposable sensors increased to approximately $8.6 million in the nine months ended October 2, 1999 from approximately $2.2 million in the nine months ended October 3, 1998, an increase of approximately 291%. The growth in revenue from the sale of monitors was primarily attributable to an increase of approximately 103% in the number of monitors sold, which resulted from the growth of our direct sales force and the contribution of our international organization. In addition, sales of the BIS Module Kit, which was introduced in the second half of 1998, contributed to the increase in monitor revenue. The increase in revenue from the sale of disposable sensors was primarily attributable to growth in the installed base of monitors, which resulted in an increase of approximately 250% in the number of disposable sensors sold. An increase of approximately 10% in the average selling price of the disposable sensors also contributed to the increase in revenue.

     Our gross profit was approximately 65% of revenue in the nine months ended October 2, 1999 as compared to a gross profit of approximately 45% of revenue in the nine months ended October 3, 1998. The increase in the gross profit percentage in the nine months ended October 2, 1999 as compared to the nine months ended October 3, 1998 was primarily attributable to an increase in sales of disposable sensors as a percentage of revenue. Disposable sensors have a higher profit margin than monitors and contributed approximately 64% of the increase in gross profit. The increase in the gross profit percentage for this period also resulted from improved manufacturing efficiencies. We expect that sales of higher margin disposable sensors will continue to increase as a percentage of revenue as the installed base of monitors continues to grow.

     Research and Development. Research and development expenses increased to approximately $3.6 million in the nine months ended October 2, 1999 from approximately $3.0 million in the nine months ended October 3, 1998, an increase of approximately 20%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to an increase in research and development personnel and related payroll and other expenses, which represented approximately 99% of the increase. These expenses were incurred in connection with the continued product development efforts related to the A-2000 BIS Monitor, BIS Sensor and BIS Module Kit and the development of products for use outside the operating room in the intensive care unit and for procedural sedation. We expect research and development expenses to increase in absolute dollars as we continue to invest in product improvements, product extensions and technology development.

     Sales and Marketing. Sales and marketing expenses increased to approximately $11.9 million in the nine months ended October 2, 1999 from approximately $7.3 million in the nine months ended October 3, 1998, an increase of approximately 63%. Sales and marketing expenses decreased as a percentage of revenue. The increase in absolute dollars in 1999 was primarily attributable to an increase in sales and marketing personnel and related payroll and other expenses, which represented approximately 88% of the increase, and an increase in professional education programs, customer support and clinical education initiatives, development of sales materials and participation at trade shows. We expect sales and marketing expenses to increase in absolute dollars as we continue to expand our international operations, increase our direct sales force and clinical specialists in the United States and engage in activities to further educate and promote the use of the BIS system by our customers.

     General and Administrative. General and administrative expenses increased to approximately $3.6 million in the nine months ended October 2, 1999 from approximately $3.1 million in the nine months ended October 3, 1998, an increase of approximately 16%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to an increase in general and administrative personnel to support our growth and related payroll and other expenses. We expect general and administrative expenses to increase in absolute dollars as we increase the number of personnel and related resources required to support our growth.

     Interest Income, Net. Interest income, net, increased to approximately $988,000 in the nine months ended October 2, 1999 from approximately $390,000 in the nine months ended October 3, 1998, an increase of approximately 153%. Interest income increased to approximately $1.1 million in the nine months ended October 2, 1999 from approximately $433,000 in the nine months ended October 3, 1998, an increase of approximately 154%. The increase in interest income was primarily attributable to a higher average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1998 and December 1998, which resulted in approximately 27% of the increase, and an increase in our investment in sales-type leases, which resulted in approximately 73% of the increase. Interest expense increased to approximately $145,000 in the nine months ended October 2, 1999 from approximately $43,000 in the nine months ended October 3, 1998, an increase of approximately 237%, as a result of higher average outstanding debt obligations under an equipment loan in the second half of 1998. We expect interest income to increase in absolute dollars because of higher cash and investments balances resulting from our initial public offering.

     Other Expense. Other expense in the nine months ended October 3, 1998 primarily related to the costs incurred in our proposed initial public offering, which was terminated in August 1998.

     Net Loss. Our net loss decreased to approximately $5.7 million in the nine months ended October 2, 1999 from approximately $10.5 million in the nine months ended October 3, 1998, a decrease of approximately 46%, as a result of the factors discussed above.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenue. Our revenue increased to approximately $11.2 million in 1998 from approximately $3.1 million in 1997, an increase of approximately 261%. Revenue from the sale of monitors increased to approximately $7.5 million in 1998 from approximately $2.5 million in 1997, an increase of approximately 200%. Revenue from the sale of disposable sensors increased to approximately $3.7 million in 1998 from approximately $606,000 in 1997, an increase of approximately 511%. The increase in revenue from the sale of monitors was primarily attributable to an increase of approximately 195% in the number of monitors sold, primarily resulting from the commercial introduction of the A-2000 BIS Monitor. The introduction of the BIS Module Kit in 1998 and the growth of the direct sales force in 1998 also contributed to the growth in monitor revenue. The increase in revenue from the sale of disposable sensors was primarily attributable to the growth in the installed base of monitors, which resulted in an increase of approximately 309% in the number of disposable sensors sold. An increase of approximately 49% in the average selling price of the disposable sensors also contributed to the increase in revenue.

     In 1998, gross profit was approximately 48% of revenue as compared to a gross loss (revenue less costs of revenue) of approximately 17% of revenue in 1997. The increase in gross profit in 1998 as compared to the gross loss in 1997 was primarily attributable to the introduction of the A-2000 BIS Monitor in 1998 which has a lower per unit cost compared to the A-1050 Monitor, and an increase in sales of disposable sensors as a percentage of revenue. Disposable sensors have a higher profit margin than monitors. The increase in gross profit in 1998 also resulted from a higher provision for excess and obsolete inventory in 1997 due to the transition from the A-1050 Monitor to the A-2000 BIS Monitor and improved manufacturing efficiencies in 1998.

     Research and Development. Research and development expenses increased to approximately $4.0 million in 1998 from approximately $2.6 million in 1997, an increase of approximately 54%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to an increase in research and development personnel and related payroll and other expenses, which represented approximately 30% of the increase, an increase in consultants expense, which represented approximately 28% of the increase, and an increase in expenses related to clinical studies, which represented approximately 15% of the increase. These expenses were incurred in connection with the continued product development efforts related to the A-2000 BIS Monitor and the BIS Module Kit, development of products for use outside of the operating room, in the intensive care unit and for procedural sedation.

     Sales and Marketing. Sales and marketing expenses increased to approximately $10.4 million in 1998 from approximately $4.8 million in 1997, an increase of approximately 117%. Sales and marketing expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to an increase in sales and marketing personnel and related payroll and other expenses, which represented approximately 68% of the increase, and an increase in professional education and trade show activities, which together represented approximately 10% of the increase.

     General and Administrative. General and administrative expenses increased to approximately $4.3 million in 1998 from approximately $2.4 million in 1997, an increase of approximately 79%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars in 1998 was primarily attributable to an increase in general and administrative personnel and related payroll and other expenses to support our growth, which represented approximately 37% of the increase, an increase in leased space, which represented approximately 17% of the increase, and an increase in professional services, which represented approximately 21% of the increase.

     Interest Income, Net. Interest income, net, increased to approximately $459,000 in 1998 from approximately $422,000 in 1997, an increase of approximately 9%. Interest income increased to approximately $553,000 in 1998 from approximately $500,000 in 1997, an increase of approximately 11%, due to an increase in the average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1998 and December 1998. Interest expense increased to approximately $94,000 in 1998 from approximately $78,000 in 1997, an increase of approximately 21%, as a result of higher average outstanding debt obligations in 1998 related to borrowings under an equipment loan in the second half of 1998.

     Other Expense. Other expense in 1998 primarily related to the costs incurred in our proposed initial public offering, which was terminated in August 1998.

     Net Loss. Our net loss increased to approximately $13.6 million in 1998 from approximately $9.9 million in 1997, an increase of approximately 37%, as a result of the factors discussed above.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenue. Our revenue increased to approximately $3.1 million in 1997 from approximately $1.4 million in 1996, an increase of approximately 121%. Revenue from the sale of monitors increased to approximately $2.5 million in 1997 from approximately $1.2 million in 1996, an increase of approximately 108%. Revenue from the sale of disposable sensors increased to approximately $606,000 in 1997 from approximately $181,000 in 1996, an increase of approximately 235%. The increase in revenue in 1997 from the sale of monitors was primarily attributable to an increase of approximately 152% in the number of monitors sold, primarily resulting from the commercial introduction of the A-1050 Monitor in 1996 and the increase in the growth of our direct sales force in 1997. The increase in revenue from the sale of disposable sensors was primarily attributable to the commercial introduction of the BIS Sensor in 1997 and growth in the installed base of monitors, both of which resulted in an increase of approximately 158% in the number of disposable sensors sold. Additionally, an increase of approximately 26% in the average selling price of the disposable sensors also contributed to the increase in revenue. In 1996, the Zipprep EEG Electrode was our only disposable sensor.

     In 1997, we had a gross loss of approximately 17% of revenue as compared to a gross profit of approximately 21% of revenue in 1996. The gross loss in 1997 and the decrease in gross profit as compared to 1996 resulted primarily from under-absorbed overhead costs and provisions for excess and obsolete inventory due to the transition from the A-1050 Monitor to the A-2000 BIS Monitor.

     Research and Development. Research and development expenses increased to approximately $2.6 million in 1997 from approximately $2.3 million in 1996, an increase of approximately 13%. Research and development expenses decreased as a percentage of revenue. The increase in absolute dollars in 1997 was primarily attributable to the new product development efforts related to the A-2000 BIS Monitor and the BIS Module Kit.

     Sales and Marketing. Sales and marketing expenses increased to approximately $4.8 million in 1997 from approximately $1.6 million in 1996, an increase of approximately 200%. This increase was primarily attributable to an increase in sales and marketing personnel, including the establishment of the clinical specialist group, and the related costs of compensation, benefits and travel expenses.

     General and Administrative. General and administrative expenses increased to approximately $2.4 million in 1997 from approximately $1.9 million in 1996, an increase of approximately 26%. General and administrative expenses decreased as a percentage of revenue. The increase in absolute dollars was primarily attributable to an increase in general and administrative personnel to support our growth.

     Interest Income, Net. Interest income, net, increased to approximately $422,000 in 1997 from $81,000 in 1996, an increase of approximately 421%. Interest income increased to approximately $500,000 in 1997 from approximately $144,000 in 1996, an increase of approximately 247%, due to an increase in the average outstanding balance of cash and investments resulting from the sale of our convertible preferred stock in February 1997. Interest expense increased to approximately $78,000 in 1997 from approximately $63,000 in 1996, an increase of approximately 24%, as a result of higher average outstanding capital lease obligations in 1997.

     Net Loss. Our net loss increased to approximately $9.9 million in 1997 from approximately $5.4 million in 1996, an increase of approximately 83%, as a result of the factors discussed above.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited selected operating results for each of the six fiscal quarters in the period ended October 2, 1999. We believe that the following selected quarterly information includes all adjustments (consisting only of normal, recurring adjustments) that we consider necessary to present this information fairly. This financial information should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. Our results of operations have fluctuated in the past and are likely to continue to fluctuate significantly from quarter to quarter in the future. Therefore, results of operations for any previous periods are not necessarily indicative of results of operations to be recorded in the future.

                                                                      QUARTER ENDED
                                          ---------------------------------------------------------------------
                                          JULY 4,   OCTOBER 3,   DECEMBER 31,   APRIL 3,   JULY 3,   OCTOBER 2,
                                           1998        1998          1998         1999      1999        1999
                                          -------   ----------   ------------   --------   -------   ----------
Revenue.................................  $ 2,687    $ 3,082       $ 3,736      $ 5,327    $ 6,385    $ 7,126
Gross margin............................    1,236      1,620         1,980        3,274      4,202      4,800
Operating expenses......................    5,109      4,830         5,248        5,674      6,531      6,773
Net loss................................   (3,700)    (3,942)       (3,148)      (2,120)    (1,964)    (1,630)

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily from the sale of our convertible preferred stock. Through October 2, 1999, we raised approximately $67.6 million from equity financings and have received approximately $3.4 million in equipment financing and approximately $1.4 million of financing related to our investments in sales-type leases. We have a working capital line of credit of which approximately $2.1 million was drawn against at October 2, 1999. At October 2, 1999, we had approximately $1.3 million primarily committed to the purchase of equipment related to the expansion of our automated BIS Sensor production line.

     Working capital at October 2, 1999 was approximately $12.2 million compared to approximately $19.3 million and approximately $3.7 million at December 31, 1998 and 1997, respectively. The decrease in working capital from December 31, 1998 to October 2, 1999 was primarily attributable to continued operating losses of approximately $5.7 million and an increase in accounts payable and accrued liabilities of approximately $2.2 million, offset by increases in net accounts receivable of approximately $2.2 million, investment in sales-type leases of approximately $1.9 million and inventory of approximately $1.0 million. The increase in working capital from 1997 to 1998 was primarily attributable to the sale of our convertible preferred stock in February 1998 and December 1998, and an increase in net accounts receivable and investment in sales-type leases, offset by a decrease in inventory and increases in accrued liabilities and current portion of long-term debt.

     We used approximately $7.7 million of cash for operations in the nine months ended October 2, 1999. Cash used for operations during this period was primarily driven by operating losses, increases in net accounts receivable, investment in sales-type leases and inventory, offset by increases in accounts payable and accrued liabilities. We used approximately $25.7 million for operations during the three years ended December 31, 1998. Cash used for operations during this period was also primarily driven by operating losses, increases in net accounts receivable, investment in sales-type leases and other current assets, offset by increases in accounts payable, accrued liabilities and deferred revenue.

     We received approximately $1.1 million of cash from investing activities in the nine months ended October 2, 1999. We sold approximately $2.9 million, net, of marketable securities and invested approximately $1.8 million primarily in manufacturing equipment and information systems. We used approximately $6.6 million for investing activities during the three years ended December 31, 1998. We invested approximately $3.2 million, net, in marketable securities and approximately $3.4 million in manufacturing equipment, leasehold improvements and new information systems.

     We received approximately $2.9 million of cash from financing activities in the nine months ended October 2, 1999 primarily as a result of approximately $2.1 million of borrowings under our working capital line of credit at October 2, 1999 and the sale of approximately $1.4 million of our investments in sales-type leases offset by approximately $600,000 of debt repayments. Subsequent to October 2, 1999, the borrowings under our working capital line of credit were repaid. We received approximately $47.1 million of cash from financing activities during the three years ended December 31, 1998. Cash provided by financing activities during this period was primarily the result of the sale of our convertible preferred stock in the three year period ended December 31, 1998 and proceeds from our equipment loan.


     In December 1999, we renegotiated our loan agreement with Imperial Bank. Borrowings outstanding at December 31, 1999 of approximately $1.4 million under the equipment portion of the new loan agreement are payable in monthly installments of approximately $60,000 plus interest through December 31, 2001. The working capital portion of the original June 1998 loan agreement was replaced with a term loan portion. Borrowings under the term loan portion outstanding at December 31, 1999 of approximately $2.8 million are payable in 36 monthly installments of approximately $79,000 plus interest commencing January 2000. The new loan agreement contains restrictive covenants that require us to maintain liquidity and borrowing base ratios. The new loan agreement also restricts us from declaring and paying cash dividends. The new loan agreement is secured by substantially all of our assets. At December 31, 1999, no additional amounts may be borrowed under the equipment portion or term loan portion of the new loan agreement. Approximately $1.5 million is available under the standby letter of credit portion of the new loan agreement.


     In July 1999, we entered into an agreement under which we can finance some of our existing and future investments in sales-type leases with Americorp Financial, Inc. In August and September 1999, we financed approximately $1.4 million of investments in sales-type leases. Payments on the outstanding principal under this financing match the timing of the payments due on the underlying investments in sales-type leases.

     We anticipate that capital expenditures for the remainder of 1999 will be approximately $980,000. These funds will primarily be used for the purchase of manufacturing equipment and for the preparation of and move to our new facility, which we anticipate occupying in the first quarter of 2000.

     We believe that the financial resources available to us, including our current working capital, any future availability under the working capital portion of our loan agreement, proceeds from selling our investments in sales-type leases, together with the net proceeds of this offering, will be sufficient to finance our planned operations and capital expenditures at least through 2000. However, our future liquidity and capital requirements will depend upon numerous factors, including the resources required to further develop our marketing and sales organization domestically and internationally, to expand manufacturing capacity, to finance our sales-type lease program and to meet market demand for our products.

INCOME TAXES

     We have net operating loss and research and development tax credit carryforwards for federal income tax purposes of approximately $41,452,000 and $1,292,000, respectively, at December 31, 1998 that will expire commencing in the year 2002 through the year 2018 if not utilized.

     The net operating loss and research and development tax credit carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

YEAR 2000 COMPLIANCE


     The year 2000 problem refers to the potential for system and processing failures as a result of software using two digits rather than four to define the applicable year. For example, computer programs may recognize a date represented as "00" as the year 1900 rather than the year 2000. As a result, computer software and/or hardware used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions to normal business activities.

     We have defined year 2000 compliant or year 2000 readiness as the ability to:

     - correctly handle date information needed for dates after December 31, 1999,

     - function according to the product documentation provided for these date changes, without changes in operation, assuming correct configuration,

     - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner,

     - store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century, and

     - recognize year 2000 as a leap year.

     State of Readiness. We have assessed the year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support our systems. This review included assessing, validating, testing and, where necessary, remediating, upgrading and replacing noncompliant systems, hardware or software, as well as evaluating the need for contingency planning.

     For our currently marketed products, we have completed our year 2000 compliance testing efforts and believe that our current products are year 2000 compliant in all material respects. We have tested the older versions of our products for year 2000 compliance and have determined that some older versions of our products are not year 2000 compliant. We have made available to our customers a description of the year 2000 readiness of these older versions of our products. We have made available to our customers who are using older versions of our products which are not year 2000 compliant the option to upgrade the software to current versions. The upgrades are easy and quick to perform and require no special skills or tools.

     For all other material internal information technology systems, our year 2000 task force has conducted an inventory of and test procedures for all software and related systems believed to be affected by year 2000 issues. Since third parties developed and currently support many of the systems that we use, a significant part of this effort was to ensure that these third-party systems are year 2000 compliant. The internal evaluation has determined that all our critical hardware and software are year 2000 compliant. We identified a small number of desktop computers and workstations with operating systems that are not year 2000 compliant. The hardware and operating systems on this equipment were upgraded. Our current scientific software has been transferred and validated.


     We assessed our non-information technology systems. Some aspects of our facilities and manufacturing equipment include embedded technology, such as microcontrollers. The year 2000 problem could cause a system failure or miscalculation in such facilities or manufacturing equipment which could disrupt our operations. Affected areas include security systems, voice mail and telephone systems and computer-based production and test equipment. We identified the potential problem areas and developed a remediation plan to correct any issues. This plan included contacting vendors to obtain year 2000 compliance certification for the equipment provided by them as well as executing date forwarding test protocols to validate the equipment. We completed distribution of a survey of our material suppliers and sub-contract manufacturers. All but one survey was returned. Two of the eighteen material suppliers and sub-contract manufacturers who completed our survey have indicated that they have year 2000 activities to complete. Overall, based upon their responses to our survey, we believe our material suppliers and sub-contract manufacturers are taking the necessary steps to ensure that their systems are year 2000 compliant so that they will be able to continue providing us with material and services without interruption or delay.


     We did not contact or survey our customers to determine whether their systems are year 2000 compliant. We do not use electronic data interchange software with our customers and believe that our risk resulting from our customer's year 2000 non-compliance is not significant.

     As of January 6, 2000, customers have not reported to us any year 2000 related problems or disruptions with any of our systems or products. In addition, we are not aware of any year 2000 related problems with any of our equipment, facilities, material suppliers or sub-contract manufacturers.

     Costs. Our costs associated with assessment, remediation and testing activities concerning the year 2000 problem have not been material. Costs incurred for year 2000 compliance for our products were included in the continuing costs of research and development. We do not expect that we will incur material additional costs in connection with identifying, evaluating and addressing year 2000 compliance issues. It is not possible for us to completely estimate the costs we have incurred to date or expect to incur in coming months as most of our expenses are related to, and are expected to continue to relate to, the operating costs associated with time spent by employees and consultants in the evaluation process and year 2000 compliance matters generally. We have funded and will continue to fund all year 2000 compliance activities principally through cash provided by our financing activities.

     Worst Case Scenario. Our reasonably likely worst case year 2000 scenario would be that a material third-party vendor or supplier, such as a limited or sole source supplier, would, as a result of its own year 2000 difficulties, fail to successfully remediate year 2000 problems in hardware, software or equipment which is material to our business and operations. If this scenario occurred, we may be required to seek out new vendors and suppliers, which may not be available to us on a timely basis, if at all. Furthermore, we would be required to certify certain new limited or sole source suppliers. If we are required to seek out or certify new vendors or suppliers, it will be costly and divert management's attention, which could have a material adverse effect on our business and operating results.

     Contingency Plan. We have no specific contingency plan to address the effect of year 2000 compliance failures. If, in the future, it comes to our attention that certain of our products need modifications or certain of our third party hardware, software and equipment are not year 2000 compliant or certain vendors are not year 2000 compliant, then we will seek to make the necessary modifications or substitutions. In such cases, we expect these modifications or substitutions to be made on a timely basis. However, we may not be able to modify our products, services, systems and equipment or find alternative vendors in a timely and successful manner to comply with year 2000 requirements, which could have a material adverse effect on our business, financial condition and results of operations.

CONVERSION TO EURO

     Eleven of the 15 members of the European Union have agreed to adopt the Euro as their legal currency. Our current information systems allow us to currently process Euro-denominated transactions. We are also assessing the business implications of the conversion to the Euro, including long-term competitive implications and the effect of market risk with respect to financial instruments. Substantially all of our international sales are denominated in United States dollars. We do not believe the Euro will have a significant effect on our business, financial condition or results of operations. We will continue to assess the impact of Euro conversion issues as the applicable accounting, tax, legal and regulatory guidance evolves.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Most of our revenue, expenses and capital spending are transacted in U.S. dollars. However, the expenses and capital spending of our international subsidiaries are transacted in local currency. As a result, changes in foreign currency exchange rates or weak economic conditions in foreign markets could affect our financial results. We do not use derivative instruments to hedge our foreign exchange risk. Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalent balances, marketable securities, investment in sales-type leases and loan agreement. The majority of our investments are in short-term instruments and subject to fluctuations in U.S. interest rates. Due to the nature of our short-term investments, we believe that there is no material risk exposure.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS 133 to be effective for all fiscal quarters beginning after June 15, 2000. The adoption of SFAS 133, as amended, is not expected to have a material effect on our financial condition and results of operations as we do not currently hold any derivative instruments or engage in hedging activities.

                                    BUSINESS

OVERVIEW


     We develop, manufacture and market an anesthesia-monitoring system that we call the BIS system. The BIS system enables anesthesia providers to assess and manage a patient's level of consciousness during surgery. Our proprietary BIS system includes our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors. The BIS system is based on our patented core technology, the Bispectral Index, which we refer to as the BIS index. The BIS index is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. We developed the BIS system over 10 years, and it is the subject of 10 issued and six pending United States patents. As of December 31, 1999, more than 5,650 BIS monitors have been installed worldwide, including 4,881 BIS monitors in approximately 675 sites in the United States. These sites include 35 of the 100 largest hospitals and 32% of all teaching hospitals with anesthesia residency programs. We believe that over 1,000,000 patients have been monitored using the BIS index during surgery. Our latest generation monitor, the A-2000 BIS Monitor, was cleared for marketing by the FDA in February 1998. We market the BIS system in the United States primarily through a direct sales organization and internationally through distributors and marketing partners. We have also established original equipment manufacturer relationships with several patient monitoring and anesthesia equipment companies to incorporate our BIS technology into their equipment using the BIS Module Kit.


     Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and


     - improvements in the means to assess the risk of surgical awareness, which is the unintentional regaining of consciousness during surgery.


MARKET OPPORTUNITY

     Each year, approximately 29 million patients in the United States and more than 35 million patients in Europe and Japan receive anesthesia for surgical procedures. We estimate that approximately 70% of these surgical patients in the United States, or 20 million patients, receive general anesthesia or deep sedation monitored by an anesthesia provider. In the United States, there are more than 34,000 operating rooms in hospitals and 5,000 operating rooms in outpatient surgical centers. We believe that the aggregate number of operating rooms in Europe and Japan exceeds the number of operating rooms in the United States. Operating rooms represent our initial market opportunity for the sale of BIS monitors, and surgical procedures utilizing general anesthesia or deep sedation represent our initial market opportunity for annual sales of BIS Sensors.

     When administering general anesthesia, providers use a combination of drugs to accomplish three basic objectives:

     - to render the patient unconscious,

     - to prevent response to pain, and

     - to ensure the patient will not move during surgery.

Anesthesia providers historically have had no direct means of assessing a patient's level of consciousness during surgery. They have generally relied on recommended drug dosages and on indirect indicators of consciousness, including blood pressure and heart rate. This approach cannot always account for variability in patient responses to anesthesia or changes in anesthetic requirements during the course of surgery. Furthermore, indirect measures such as blood pressure and heart rate are not reliable indicators of a patient's level of consciousness. Consequently, historical approaches to anesthesia may result in patients being undermedicated or overmedicated during surgery.

     Undermedication may lead to surgical awareness, which is the unintentional regaining of consciousness during surgery. Surgical awareness may be undetected during surgery because anesthetized patients who have received muscle relaxants may be unable to communicate that they are conscious. Published reports estimate that surgical awareness occurs in approximately 0.2% of procedures requiring general anesthesia per year. In the United States 0.2% is equal to approximately 35,000 cases of surgical awareness per year.

     Overmedication may result from an effort to ensure that the patient is rendered unconscious to reduce the risk of surgical awareness. Overmedication contributes to the high cost of surgical care as a result of increased drug costs, prolonged and unpredictable wake-ups from anesthesia and prolonged post-anesthesia recovery in the post-anesthesia care unit. These factors, in turn, lead to inefficiencies in operating room and post-anesthesia care unit scheduling and increased personnel costs.

     Additional market opportunities outside the operating room for patient monitoring with the BIS system include sedation in intensive care units and for diagnostic and therapeutic procedures. Sedation of patients is achieved through the use of anesthetic or sedative drugs to affect the level of consciousness. During sedation, the desired level of consciousness may range from a relaxed but awake state to a deep state approaching a general anesthetic level.


     In the United States, there are more than 83,000 beds in intensive care units and over 23 million patient days per year are spent in the intensive care unit. In Western Europe and Japan, we believe that there are approximately 91,000 intensive care unit beds, and over 22 million patient days per year are spent in the intensive care unit. We believe that approximately one-third of patients in the intensive care unit could benefit from consciousness monitoring. Currently, the assessment of a patient's level of sedation in the intensive care unit is subjective and is conducted only on an intermittent basis during the patient's stay. This assessment relies on indirect measures and is usually carried out by several different medical personnel, many of whom are not trained in anesthesia. As a result, we believe that both overmedication and undermedication occur in patients in the intensive care unit, both of which may extend the patient's length of stay. Extending the patient's length of stay in the intensive care unit may contribute to additional medical complications and increased costs of care. In addition, undermedication of patients can lead to patient discomfort and agitation, which may contribute to dangerous complications for the patient.


     Each year, approximately 200 million patients undergo diagnostic and therapeutic procedures outside the operating room and intensive care unit. We estimate that sedation is used in approximately 15% of these procedures. We refer to diagnostic and therapeutic procedures done under sedation as procedural sedation. We estimate that in the United States there are more than 46,000 rooms in hospitals, outpatient surgical centers, doctors' offices and dentists' offices where these procedures are performed. Overmedication during procedural sedation may cause a patient to lose consciousness and fall into a state of general anesthesia resulting in the loss of protective reflexes, including the ability to breath without mechanical assistance. Undermedication during procedural sedation may cause a patient to experience significant unnecessary discomfort.

     We believe that an effective tool for monitoring a patient's level of consciousness will address the problems of overmedication and undermedication in anesthesia and sedation monitoring and will contribute to improving the quality, safety and cost effectiveness of anesthesia and sedation.

THE ASPECT SOLUTION: PATIENT MONITORING WITH THE BIS SYSTEM

     We have developed the BIS monitoring system that is based on our proprietary BIS index, the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain. Our BIS system is comprised of our BIS monitor or BIS Module Kit and our single-use, disposable BIS Sensors. The BIS Sensor is applied to a patient's forehead to acquire the EEG, a measure of the electrical activity of the brain. The EEG is then analyzed by the BIS monitor or BIS Module Kit to produce the BIS index. The BIS index is a numerical index that correlates with levels of consciousness and is displayed as a number ranging between 100, indicating that the patient is awake, and zero, indicating an absence of brain activity. In October 1996, the

FDA cleared the BIS index for marketing for use as a direct measure of anesthetic effect on the brain, and in February 1998, the FDA cleared for marketing our A-2000 BIS Monitor.

     Our clinically validated BIS index assists anesthesia providers in assessing levels of consciousness during surgery and minimizing the risk of unintentional overmedication or undermedication. Clinical trials and routine clinical use of the BIS system have shown that patient monitoring with the BIS system results in:

     - a reduction in the amount of anesthetics used,

     - faster wake-up from anesthesia,

     - less patient time in the operating room and the post-anesthesia care unit following surgery,

     - higher rates of outpatients bypassing the post-anesthesia care unit and proceeding to a less costly step-down recovery area directly from the operating room,

     - improvements in the quality of recovery, and

     - improvements in the means to assess the risk of surgical awareness.

     Aspect and others have conducted numerous studies to evaluate the clinical utility of the BIS system. For example, we conducted a 302-patient multicenter, prospective, randomized, controlled clinical utility trial that demonstrated the following benefits from using the BIS system:

     - Cost-Effective Dosing of Anesthetic Drugs. Patients monitored with the BIS system during surgery received 23% less anesthetic than patients who were not monitored with the BIS system. Accordingly, based upon the average cost of the anesthetic drugs used in this utility trial, the use of the BIS system could result in drug cost savings of up to $18 per surgical procedure.

     - Faster and More Predictable Recovery From Anesthesia. Patients monitored with the BIS system during surgery emerged from unconsciousness 35% to 40% faster than patients who were not monitored with the BIS system. Only 5% of patients monitored with the BIS system required more than 15 minutes to emerge from anesthesia compared with 16% of patients who were not monitored with the BIS system. Moreover, patients who were monitored with the BIS system were eligible for discharge from the post-anesthesia care unit 16% faster than patients who were not monitored with the BIS system.

     - Improved Quality of Recovery. Patients received better clinical assessments of their recovery in post-anesthesia care units when the BIS system was used. In addition, 43% of patients monitored with the BIS system were alert and oriented when admitted to the post-anesthesia care unit, as compared to 23% of patients not monitored with the BIS system during surgery.

STRATEGY

     Our objective is to establish the BIS system as a global standard in anesthesia and sedation monitoring. Key elements of our strategy to accomplish our objective include the following:


     - Accelerate Market Penetration Through a Direct Sales Force. We will continue to capitalize on our first-to-market position by utilizing a direct sales force in the United States to further penetrate the market. We believe that a direct sales force is best able to convey to anesthesia providers and administrators the clinical benefits and potential cost savings achievable when patients are monitored with the BIS system. We also intend to continue to complement our direct sales force with medical products distributors in selected markets, the sales organizations of our original equipment manufacturers and contracts with hospital group purchasing organizations. In the United States, we had installed 1,926 monitors in approximately 270 sites as of December 31, 1998 and we had installed 4,881 monitors in approximately 675 sites as of December 31, 1999.


     - Educate and Promote the Use of the BIS System Through Clinical Specialists. We intend to establish and maintain a ratio of approximately 1.5 clinical specialists for each of our direct sales representatives. The principal responsibilities of these clinical specialists are to provide education, training and support for the installed base and to promote use of BIS systems. As of December 31, 1999, we estimate that more than 1,000,000 patients have been monitored using the BIS system. As a result of the growth in the installed base and the efforts of our clinical specialists, revenue from the sales of BIS Sensors increased from 30% of revenue for the nine months ended October 3, 1998 to 46% of revenue for the nine months ended October 2, 1999. We expect that clinical specialists will also play a key role in expanding patient monitoring with the BIS system outside the operating room, including in the intensive care unit and procedural sedation markets.



     - Broaden Distribution Channels Through Original Equipment Manufacturer Relationships. We have entered into original equipment manufacturer agreements with Agilent Technologies, Inc., formerly part of Hewlett-Packard Company, Drager Medizintechnik GmbH, GE Marquette Medical Systems, Inc., Nihon Kohden Corporation and Spacelabs Medical, Inc. Under these agreements, our original equipment manufacturers integrate the BIS Module Kit into their patient-monitoring or anesthesia delivery systems. These systems will require the use of our BIS Sensor to generate the BIS index. We believe that original equipment manufacturer relationships will accelerate market penetration of the BIS technology and provide us with access to a large installed base of patient monitoring and anesthesia equipment. We expect to enter into additional original equipment manufacturer relationships over the next several years to expand the channels for distribution of the BIS system, particularly in international markets.


     - Maintain Market Leadership Through Continuous Product Improvements and Extensions. We intend to adapt the BIS technology for use in the intensive care unit and for procedural sedation. We also plan to utilize our core expertise in EEG signal processing and sensor technology to continuously improve the performance of the BIS index in the presence of noise and motion artifacts. We are developing a BIS Sensor that will contain an electronic memory device and a smaller BIS Sensor that can be used with children between the ages of two and eight years. We believe that these improvements and extensions of the BIS technology will strengthen our competitive position while providing our customers with improved products.

     - Target New Market Opportunities Through Technology Development. We intend to continue to focus on new applications for our core technology, including other neuromonitoring applications, such as the diagnosis of Alzheimer's disease, and other uses, such as analysis of electrocardiograms. Continued innovation and commercialization of new proprietary products are essential elements in our long-term growth strategy. We intend to protect our technology leadership position and maintain our competitive advantage through product innovation, acquisitions of new technologies, by defending our current patents and other proprietary rights, and by seeking to obtain additional patents and other proprietary rights.

PRODUCTS

     The following chart summarizes our proprietary product offerings, all of which have received clearance from the FDA:

-------------------------------------------------------------------------------------------------------
                                   INITIAL
                                  COMMERCIAL
            PRODUCT                SHIPMENT                        DESCRIPTION
-------------------------------------------------------------------------------------------------------
  A-2000 BIS Monitor               1998         Small, lightweight third-generation BIS monitor
  BIS Sensor                       1997         Disposable product for use with A-2000, A-1050
                                                  and BIS Module Kit
  BIS Module Kit                   1998         Components of BIS monitoring technology to be
                                                  integrated into monitors sold by original
                                                  equipment manufacturers
  A-1050 EEG Monitor with BIS      1996         Second-generation monitor with BIS index and
                                                  simplified user interface
  Zipprep EEG Electrode            1995         EEG electrode with our Zipprep technology
-------------------------------------------------------------------------------------------------------

  A-2000 BIS MONITOR

     We began commercial distribution of the A-2000 BIS Monitor, our third-generation monitor, in February 1998. The A-2000 is a compact, lightweight, portable monitor designed to accommodate the space limitations and positioning requirements of surgical settings. The A-2000 displays the BIS index and supporting information and includes our proprietary digital signal converter. This converter is a palm-sized module that serves as the interface between the BIS monitor and the BIS Sensor. The digital signal converter acquires the EEG signal from the BIS Sensor and converts the EEG signal to digital format. The EEG signal is then processed and the BIS index is displayed on the A-2000. The current list price for the A-2000 is $8,900.

  BIS SENSOR

     We commenced commercial distribution of the BIS Sensor in January 1997. The BIS Sensor is a single-use, disposable product for use with the A-2000, the A-1050 and the BIS Module Kit. Our BIS monitors and BIS Module Kits require the use of the BIS Sensor to generate the BIS index. The BIS Sensor provides a reliable and simple means of acquiring the EEG signal needed to generate the BIS index. The one-piece design allows quick and accurate placement on the patient's forehead. The BIS Sensor connects to the monitor by a single-point proprietary connector. The current list price for the BIS Sensor is $15.

     Our Zipprep self-prepping technology is a key feature of the BIS Sensor. The technology minimizes patient set-up time and establishes effective electrical contact with the patient which enables consistent, accurate readings of the EEG signal. Prior to our development of the Zipprep technology, to obtain an EEG signal the user prepared a patient's skin by rubbing an abrasive cream over the forehead 10 to 20 times in order to remove the top layer of skin prior to applying the electrode.

  BIS MODULE KIT


     In 1996, we introduced our BIS Module Kit, which is designed to facilitate the integration of the BIS index into monitoring products marketed by our original equipment manufacturers. The BIS Module Kit consists of two pieces, our proprietary digital signal converter and a small circuit board that resides in the original equipment manufacturer's system. The digital signal converter acquires the EEG signal from the BIS Sensor and converts the EEG signal to digital format. The circuit board then processes the EEG signal and outputs the BIS index to the original equipment manufacturer's system.


     The common architecture of the BIS Module Kit facilitates integration of the BIS index into the original equipment manufacturer's system and simplifies any future software updates of the BIS index technology. Each original equipment manufacturer is required to obtain FDA and other appropriate regulatory clearance of its BIS module product.

TECHNOLOGY

     We developed the BIS system, including our proprietary BIS index, over 10 years. The BIS index is a numerical index that correlates with levels of consciousness and is derived from an analysis of the EEG signal. In general, an EEG signal changes from a small-amplitude, high-frequency signal while a person is awake to a large-amplitude, low-frequency signal while a person is deeply anesthetized. Historically, researchers have used observations about these changes in the EEG signal to create mathematical algorithms to track the effects of anesthetics on the brain. However, these algorithms have not been widely adopted because studies have indicated that they generally do not provide sufficient clinically useful information to assess levels of consciousness with commonly used anesthetics and doses.

     In developing the BIS index, we sought to improve these early EEG analyses in two ways. First, by using bispectral analysis, a mathematical tool that examines signals such as the EEG, we can extract new information from the EEG signal. Second, we developed proprietary processing algorithms that extract information from bispectral analysis, power spectral analysis and time domain analysis. Geophysicists originally used bispectral analysis in the early 1960s to study ocean wave motion, atmospheric pressure changes and seismic activity. The advent of high-speed, low-cost digital signal processors has enabled the use of bispectral analysis for other applications. By using bispectral analysis, we are able to extract a distinctive fingerprint of the underlying signal structure of the EEG and represent it as a three-dimensional mathematical model.

     We created the BIS index to describe changes in the EEG that relate to the effects of anesthetics on the brain in order to assess levels of consciousness. Over a number of years, Aspect and others collected a large database of high fidelity EEG recordings and clinical assessments from patients and volunteers receiving a wide variety of anesthetics. Researchers used clinical assessments such as a sedation rating scale, picture or word recall memory tests and response to stimuli to define levels of consciousness. Using statistical methods, we identified features within the EEG that correlated with sedation and loss of consciousness. We then used proprietary statistical methods to combine these features to generate an interpretive numerical index, which we refer to as the BIS index. The BIS index ranges from 100, indicating that the patient is awake, to zero, indicating an absence of electrical brain activity.

CLINICAL DEVELOPMENT

     Our clinical research and regulatory affairs group is responsible for:

     - establishing collaborative relationships with leading clinical researchers,

     - encouraging publications related to the BIS index in the scientific literature,

     - coordinating with the FDA and other regulatory agencies,

     - conducting clinical research with the goal of extending the application of patient monitoring with the BIS system to other settings and clinical uses, and

     - collecting data for new product development.

     We have a clinical database of over 5,000 cases for use in algorithm development and product validation based on trials that we conducted or sponsored or that third parties undertook.


     In 1996, the FDA cleared the BIS index for marketing as a measure of anesthetic effect on the brain. The regulatory process involved studies we conducted on over 900 subjects. These studies characterized the relationships between the BIS index value and various clinical endpoints, including movement, response to incision, response to verbal command as a measure of consciousness in volunteers and patients, memory function, drug utilization and speed of patient recovery following surgery.



     We conducted two clinical trials in which we evaluated the use of patient monitoring with the BIS system as a measure of sedation, consciousness and memory function. In a multicenter study involving approximately 100 volunteers, we demonstrated that the BIS index correlated with the level of responsiveness and memory function and tracked the loss of consciousness. In a second trial involving 40 patients, the BIS index reliably correlated with the return to consciousness after a single injection of either propofol or thiopental, two anesthetics often used to induce unconsciousness. Several studies conducted by third parties, some of which we partially funded, have generally confirmed these results.


     Our multicenter, prospective, randomized, controlled clinical utility trial of 302 patients demonstrated the outcome benefits of patient monitoring with the BIS system. This trial compared clinical outcomes of a group of patients monitored with the BIS system to a similar group of patients who were monitored under standard clinical practice without the BIS system. The principal efficacy endpoints were the amounts of anesthetic given and the speed of recovery following surgery. Patients monitored with the BIS system:

     - received 23% less of the anesthetic drug propofol,

     - woke up earlier after surgery in the operating room,

     - were more likely, 43% versus 23%, to arrive at the post-anesthesia care unit fully alert and oriented,

     - were judged by post-anesthesia care unit nurses to have had better recovery, and

     - met criteria for discharge from the post-anesthesia care unit sooner.


     Following FDA clearance of the BIS index, there have been at least five additional prospective, randomized, clinical studies of patient monitoring with the BIS system. These studies, one of which we conducted and others of which we partially funded, evaluated the effectiveness of patient monitoring with the BIS system in conjunction with various commonly used anesthetics on nearly 300 patients. Each of the five studies indicated that patient monitoring with the BIS system led to a statistically significant reduction, ranging from 15% to 38%, in the amount of anesthetic per patient.



     One of the third-party studies, which we partially funded, evaluated whether patients monitored with the BIS system were more likely to bypass the post-anesthesia care unit and proceed directly to the step-down recovery unit following surgery. In this 60-patient study, approximately 90% of patients monitored with the BIS system were eligible to bypass the post-anesthesia care unit as compared to 63% of patients who were not monitored with the BIS system.


     In 1997, our clinical study of 1,552 patients documented the clinical impact and cost-effectiveness of routine monitoring with the BIS system in all operating rooms of a high-acuity teaching hospital located in Atlanta, Georgia. Patients received a wide variety of anesthetics typically used in general practice. We collected comprehensive data on all patients who received general anesthesia for at least one hour. The results of this clinical study demonstrated that maintaining BIS index values within a recommended target range during general anesthesia was associated with improved outcomes in terms of drug utilization, operating room and post-anesthesia care unit recovery and associated costs.


     In 1999, a teaching hospital located in Boston, Massachusetts conducted a clinical study of over 5,000 patients that documented the clinical impact on patient recovery of routine monitoring with the BIS system in its outpatient surgery unit. This study compared both the length of stay in the post-anesthesia care unit and the eligibility of patients to bypass the post-anesthesia care unit and proceed directly to the step-down recovery area following surgery, both before and after the installation of BIS monitors in the hospital's outpatient surgery unit. Overall, the length of stay in the post-anesthesia care unit was reduced by 16% after the installation of BIS monitors. In addition, 43% of patients monitored with the BIS system were eligible to bypass the post-anesthesia care unit and proceed directly to the step-down recovery area following surgery compared to 24% of patients prior to monitoring with the BIS system. By the end of the study, the hospital implemented a formal bypass program which allowed 35% of general anesthesia patients monitored with the BIS system to bypass the post-anesthesia care unit and to proceed directly to the step-down recovery area following surgery. Prior to the implementation of monitoring with the BIS system, the hospital did not permit patients who received general anesthesia to bypass the post-anesthesia care unit. This hospital is one of our customers. We sold or gave some of the products used in this study to the hospital.



     There are more than 385 scientific articles and abstracts reporting the results of BIS index performance in studies conducted by us and third parties. In addition, we collaborate with over 50 clinical research sites.



     Several of the studies described above have also shown that patient monitoring with the BIS system can assist anesthesia providers in assessing the risk of surgical awareness. Estimates of the frequency of surgical awareness indicate that awareness occurs in only two patients for every 1,000 surgical procedures requiring general anesthesia. As of December 31, 1999, we believe that more than 1,000,000 patients have been monitored with the BIS system during surgery. Although we have not systematically solicited reports of surgical awareness, only 35 cases of possible surgical awareness during BIS monitoring had been reported to us as of December 31, 1999. These reports may not include all cases of surgical awareness that might have occurred during patient monitoring with the BIS system. In most of the 35 cases that were reported to us, when BIS index values were recorded at the time of awareness, high BIS index values were noted, indicating that the BIS index correctly identified the increased risk of awareness in these patients. However, in a small number of these reported cases, surgical awareness may not have been detected by monitoring with the BIS system.


     We have not conducted a prospective, randomized, controlled study to evaluate whether or not monitoring with the BIS system reduces the incidence of surgical awareness. A controlled study to evaluate the ability of monitoring with the BIS system to reduce the frequency of surgical awareness would require a sample size of up to 50,000 patients, which is not practicable. Because these studies have not been undertaken, we cannot and do not claim that patient monitoring with the BIS system will reduce the incidence of surgical awareness. Although our experience suggests that surgical awareness is more likely to occur when BIS values are high, we do not believe that our experience proves that patient monitoring with the BIS system will reduce the frequency of awareness.

SALES, MARKETING AND CUSTOMERS

  DOMESTIC


     Our customers include anesthesia providers, hospitals, outpatient surgical centers and individual practitioners in office-based practice. The key customers that we have initially targeted include larger hospitals with a high ratio of outpatient surgical procedures to total surgical procedures and outpatient surgical centers, at or near capacity. Through December 31, 1999, BIS systems have been installed in approximately 675 sites in the United States.



     We market our BIS system in the United States primarily through a direct sales force. As of December 31, 1999, our domestic sales force was comprised of 22 sales professionals and 32 clinical specialists. We have developed a financial model which is used by sales representatives to assist administrators in evaluating the economic impact of patient monitoring with the BIS system at their hospital. We believe that our clinical specialists play a key role in the ongoing process of developing support for the BIS technology both before and after the sale of BIS systems. The principal responsibilities of clinical specialists are clinical training and education at the time the equipment is installed. Clinical specialists also make follow-up visits at each customer site at regularly scheduled intervals. These visits allow clinical specialists to monitor customer satisfaction and provide feedback to our marketing and research and development staffs. We also believe that these visits may help to establish patient monitoring with the BIS system as a standard in anesthesia monitoring and to extend patient monitoring with the BIS system into other settings in the hospital, such as the intensive care unit and procedural sedation rooms. Clinical specialists generally have nursing backgrounds and have experience in anesthesia, perioperative care or critical care. We currently expect to establish and maintain a ratio of approximately 1.5 clinical specialists for each of our sales representatives.


     We have begun to complement our direct sales force with medical products distributors in selected markets, including Canada and locations in the United States not currently targeted by our direct sales force. We have also begun to market our products through the sales organizations of our original equipment manufacturers and contracts with hospital group purchasing organizations.

     We have entered into an agreement, dated August 13, 1998, with Novation, the supply cost management company for VHA Inc. and the University Hospital Consortium, two national health care alliances. Under this agreement, the approximately 1,900 member healthcare organizations of VHA and the University Hospital Consortium will have the right to purchase BIS monitors and BIS Sensors under the pricing terms contained in the agreement. The member healthcare organizations of the VHA and the University Hospital Consortium represent 30% of the teaching and community hospitals in the United States and perform 33% of the surgical procedures in the United States. Novation's field force will work with our sales force to facilitate the adoption of BIS technology by their member healthcare organizations.

     We offer customers the option either to purchase the BIS monitors outright or to acquire the BIS monitors pursuant to a sales-type lease agreement whereby the customer contractually commits to purchase a minimum number of BIS Sensors per BIS monitor per year. Under this agreement, customers purchase the BIS Sensors and the BIS monitor for the purchase price of the BIS Sensors plus an additional charge per BIS Sensor to pay for the purchase price of the BIS monitor and related financing costs over the term of the agreement. The customer is granted an option to purchase the BIS monitor at the end of the term of the agreement, which is typically three to five years. We believe that the sales-type lease arrangement in some cases reduces the time required for customers to adopt the BIS system because it provides them with an option to utilize their operating budget to fund the purchase.

     We conduct several activities for the different constituencies that may be involved in the decision-making process. For clinical audiences, we exhibit at tradeshows, sponsor speakers at professional meetings and develop articles for publication in conjunction with industry experts. In addition, we work with hospitals to publicize their adoption of patient monitoring with the BIS system in an effort to assist them in communicating their commitment to improving the quality and efficiency of patient care.

     For the fiscal year ended December 31, 1998, sales to Spacelabs accounted for approximately 13% of our total revenue. For the nine months ended October 2, 1999, no one customer accounted for 10% or more of our total revenue.

  INTERNATIONAL


     In late 1998, we established our international operations and opened our international headquarters in Leiden, The Netherlands. We are developing our international sales and distribution program through a combination of distributors and marketing partners, including companies with which we have entered into original equipment manufacturer relationships. We expect to complement our international third-party distribution program through direct sales to select customers and to support these customers with clinical specialists. As of December 31, 1999, we employed 13 persons in our international organization. Substantially all international sales are denominated in United States dollars. See Note 16 of notes to our consolidated financial statements for domestic and international financial information.


  ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS


     We have entered into agreements with four patient monitoring companies, Agilent Technologies, Inc., formerly part of Hewlett-Packard Company, GE Marquette Medical Systems, Inc., Nihon Kohden Corporation and Spacelabs Medical, Inc. and one anesthesia equipment company, Drager Medizintechnik GmbH, that provide for the integration of our BIS technology into their equipment. Spacelabs introduced a BIS module for its patient monitoring systems in October 1998. We currently expect that BIS modules for our other four original equipment manufacturers will be available within the next several years.



     Under an OEM Development and Purchase Agreement, dated August 6, 1999, between Aspect and Agilent Technologies, we have agreed with Agilent Technologies to integrate our BIS technology with Agilent Technologies' patient monitors. Unless terminated sooner if milestones are not achieved by October 31, 2001, this agreement expires on August 6, 2005. The term of the agreement automatically renews for one-year periods unless either party provides written notice of termination to the other party, at least 60 days prior to expiration of the agreement.



     Under an OEM Development and Purchase Agreement, dated December 22, 1999, between Aspect and GE Marquette Medical Systems, Inc., we have agreed with GE Marquette to integrate our BIS technology with GE Marquette's patient monitors. Unless terminated sooner if milestones are not achieved by October 31, 2001, in the case of GE Marquette, or December 31, 2000, in the case of Aspect, the agreement expires three years following the introduction of a GE Marquette patient monitor which integrates Aspect's BIS technology.



     Under an International License Agreement, dated January 21, 1998, between Aspect and Nihon Kohden, we have licensed our technology to Nihon Kohden on a worldwide non-exclusive basis. Nihon Kohden has the right to incorporate our technology into its patient monitoring systems. Unless terminated sooner, the agreement expires four years following approval by the Japanese Ministry of Health and Welfare of a Nihon Kohden patient monitor which integrates Aspect's BIS technology.



     Pursuant to the terms of a Distribution and License Agreement, dated April 1, 1996, between Aspect and Spacelabs Medical, Inc., we have granted to Spacelabs a worldwide, non-exclusive license to the BIS index to develop, manufacture, market and sell Spacelabs monitoring equipment that incorporates the BIS index. Spacelabs also has the right to distribute BIS Sensors on a non-exclusive basis throughout the world with the exception of the United States. Unless earlier terminated, the license expires in April 2006.

     Under a Product Agreement with Drager Medizintechnik GmbH, dated May 5, 1999, we have agreed to integrate our technology with Drager's patient therapy and monitoring technology. Unless terminated sooner, this agreement will expire on December 31, 2005. This agreement automatically renews for successive one-year periods thereafter unless either party provides written notice of termination to the other party, at least twelve months prior to expiration of the renewal period.

     For the fiscal years ended December 31, 1996, 1997 and 1998, sales to Spacelabs accounted for approximately 49%, 35% and 13%, respectively, of our total revenue. For the nine months ended October 3, 1998 and the nine months ended October 2, 1999, sales to Spacelabs accounted for approximately 14% and 3% or our revenue, respectively.

RESEARCH AND DEVELOPMENT

     Our research and development efforts focus primarily on continuing to improve the function and features of the BIS system and enhancing our technical leadership in signal-processing technology for use in patient care. We intend to leverage the BIS technology for the development of new monitoring products and proprietary disposable sensors for new applications and to take advantage of new opportunities such as the intensive care unit and procedural sedation markets.

     During the fiscal years ended December 31, 1996, 1997 and 1998, and the nine months ended October 2, 1999, we spent approximately $2.3 million, $2.6 million, $4.0 million and $3.6 million, respectively, in our research and development efforts, including clinical and regulatory expenses. We expect research and development expenses to increase in the future as we seek to enhance our existing products and develop additional products.

     Our research and development department has four primary areas of responsibility:

     - algorithm research,

     - product development,

     - pre-production quality assurance, and

     - clinical engineering.

     Algorithm research involves developing signal-processing techniques to analyze the EEG and other electrical signals generated by the body. Our product development activities include developing and maintaining the hardware and software, including signal-processing software employed in the BIS systems, and coordinating with external resources, particularly with respect to mechanical engineering and industrial design. Disposable-product research and development combines expertise in materials science, disposable-products design, electrode technology and design for manufacturing to develop our disposable products, including the BIS Sensor products. Pre-production quality-assurance activities include testing our products to ensure that they meet FDA guidelines, other applicable regulatory and international quality standards and internal verification and validation protocols. Our clinical engineering activities include optimizing products for use in the clinical environment.

     We are developing a BIS Sensor with improved signal processing for detection and filtration of electrical interference. We also continue to explore new signal-processing techniques to improve the quality of the BIS index. We are developing a new version of the BIS Sensor that will contain an electronic memory device. This memory device will allow information about the sensor, such as lot code, expiration date and type of sensor, to be stored on the sensor and to be retrieved by the BIS monitor when used. In addition, we are developing a smaller BIS Sensor that can be used with children between the ages of two and eight years. We are exploring the development of other BIS Sensors which offer advantages in cases where patients may require extended monitoring with the BIS system, such as in the intensive care unit.

     We are also investigating other product areas that utilize our expertise in anesthesia delivery and monitoring. Specifically, we are exploring the application of the BIS index to provide additional information about other effects of anesthetics on the patient. We are evaluating the application of the BIS index to measure additional states of the brain, including dementia, which may apply to detection of Alzheimer's disease, sleep cycles, seizure detection, and/or other neurological states. We believe that bispectral analysis may provide a means for extracting and quantifying subtle physiological information contained in the electrocardiogram, or ECG, and thus has the potential to enhance the diagnostic accuracy of many ECG applications, including the early diagnosis and assessment of coronary artery disease, a more rapid assessment of heart attacks and monitoring for advanced perioperative ischemia, which is inadequate blood flow to the heart during surgery, for patients at risk for heart attacks.

     Additional studies, some of which we sponsored, are being conducted to assess the performance of the BIS index in the presence of certain anesthetics, such as ketamine, and patient populations such as infants and young children, not included in the clinical development of the BIS algorithms.

MANUFACTURING

     We have a 7,000 square foot manufacturing facility located in our Natick, Massachusetts headquarters. In this facility we assemble all of our BIS monitors, and we produce substantially all of our BIS Sensors on a semi-automated production line. Prior to 1998, we outsourced all BIS Sensor manufacturing. We currently outsource to third parties the production of our Zipprep EEG Electrodes. In the first quarter of 2000, we expect to move into approximately 60,000 square feet of development, production and administrative space.

     Our production process for our BIS monitors consists of final assembly, integration and testing of standard and custom components. Our production process for our BIS Sensor consists of several manufacturing and assembly processes using custom components. Qualified sub-contractors, who have met our supplier certification process and are placed on an approved vendors list, produce certain custom components.

     We maintain a quality-assurance program covering our manufacturing operations. Suppliers of purchased components are required to meet stated specifications. We certify suppliers prior to use by conducting audits and product inspections. We engage in ongoing evaluations of the performance of our suppliers by evaluating the results of inspections and tests as well as the timeliness of product deliveries. We employ numerous quality-assurance procedures during our in-house manufacturing processes to ensure finished products meet specification. Quality assurance procedures include operator training, process validation, equipment calibration, inspection and testing. All manufacturing procedures and processes are formally approved and updated using established revision control procedures. Documentation of in-process and final testing results is maintained in device history records for every unit. We maintain an ongoing post-sale performance-monitoring program.

COMPETITION

     The medical device industry is subject to intense competition. We believe that competition will initially come from companies, including patient monitoring companies, currently marketing conventional EEG monitors utilizing standard signal-processing techniques such as spectral edge frequency analyses and median frequency analyses. We also believe that competition will come from companies that market EEG monitors utilizing novel signal-processing technologies, including at least two companies that are currently conducting clinical trials on products under development. Several potential competitive products are currently being marketed outside the United States although we do not believe that these products provide any significant advantages relative to the BIS technology. Additionally, a number of academic researchers worldwide are studying the potential use of other techniques to measure the effects of anesthetics. These other products and techniques include the use of auditory evoked potentials, heart rate variability, pupillary reflexes and skin blood flow measurement techniques.

     We believe that the principal competitive factors in the market for anesthesia-monitoring products include:

     - improved patient outcomes,

     - cost effectiveness,

     - acceptance by leading anesthesia providers,

     - ease of use for anesthesia providers,

     - the publication of peer reviewed clinical studies,

     - sales and marketing capability,

     - timing and acceptance of product innovation,

     - patent protection, and

     - product quality.

PATENTS AND PROPRIETARY RIGHTS


     Our policy is to prosecute and enforce our patents and proprietary technology. We intend to continue to file United States and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We also rely upon trade secrets, know how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We have established a substantial proprietary position with respect to our products and our core signal processing technology, bispectral analysis, and its application to biological signals. As of December 31, 1999, we held 10 United States patents and had filed six additional United States patent applications. We also have numerous corresponding patents and pending patent applications in certain major industrial countries, including Canada, the major European market countries, Australia and Japan. The following chart summarizes our United States patents and patent applications:



--------------------------------------------------------------------------------------------------------
  NUMBER         NUMBER                                                                PATENT
 OF ISSUED     OF PATENT                                                             EXPIRATION
  PATENTS     APPLICATIONS      TECHNOLOGY COVERED                                      DATE
--------------------------------------------------------------------------------------------------------
     4             --         Application of Bispectral and higher order           March 13, 2007
                                analysis and various statistical modeling          April 30, 2008
                                technologies to EEG signals                         June 14, 2011
                                                                                  October 17, 2012
     1             1          Methods of ensuring the reliability of the
                                computed values                                   December 24, 2016
    --             1          Method of evaluating BIS information to facilitate
                                clinical decision making
     2             --         Application of bispectral and higher order            May 15, 2007
                                analysis to electrocardiogram signals               June 4, 2008
     1             --         Zipprep self-prepping disposable electrode           April 26, 2011
                                technology
     1             1          Technology relating to the interface between the
                                BIS Sensor and the BIS monitor                    October 20, 2015
    --             3          BIS Sensor technology
     1             --         Signal acquisition technology for digital signal
  ------         ------         converter                                         October 15, 2012
    10             6
  ------         ------
  ------         ------
--------------------------------------------------------------------------------------------------------


We have also been granted a perpetual, royalty-free, non-exclusive license by Siemens Medical Systems, Inc. to a United States patent covering signal acquisition technology for digital signal converters.

GOVERNMENT REGULATION

     The manufacture and sale of medical diagnostic devices intended for commercial distribution and use are subject to extensive government regulation in the United States and in other countries. Our existing products are regulated in the United States as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices. Noncompliance with applicable regulations can result in refusal of the government to grant clearance for devices, withdrawal of prior clearances or approvals, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products and criminal prosecution.

     Generally, before we can introduce a new product in the United States, we must obtain FDA clearance of a premarket notification under Section 510(k) of the FDC Act, referred to as a 510(k) notification, or approval of a premarket approval application under Section 515 of the FDC Act. To date, we have received clearance of 510(k) notification from the FDA with respect to the following products:

     - Zipprep EEG Electrodes (June 1994),

     - A-1050 EEG Monitor with BIS (January 1996),

     - BIS Sensor (October 1996),

     - BIS Clinical Utility Indication (October 1996), and

     - A-2000 BIS Monitor (February 1998).

     Once we have received clearance of a 510(k) notification, any products we manufacture or distribute are subject to extensive and continuing regulation by the FDA, including compliance with current Good Manufacturing Practices regulations, recordkeeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, and other actions deemed necessary by the FDA. A new 510(k) notification is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device. When any change or modification is made to a device or its intended use, the manufacturer must make the initial determination whether the change or modification is of a kind that would necessitate the filing of a new 510(k) notification. The FDA's regulations provide only limited guidance for making this determination.

     The FDC Act regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with current Good Manufacturing Practices regulations, including quality systems regulations, as specified by the FDA. This regulation requires, among other things, that:

     - we use written procedures to control our product development and manufacturing process,

     - we validate, by extensive and detailed testing of every aspect of the process, our ability to produce devices which meet our manufacturing specifications,

     - we investigate any deficiencies in the manufacturing process or in the products produced, and

     - we maintain detailed record keeping.

The current Good Manufacturing Practices regulations are applicable to manufacturers that produce components specifically for use in a medical device, and require design controls and maintenance of service records.

     The FDA monitors compliance with current Good Manufacturing Practices regulations by conducting periodic inspections of manufacturing facilities. If violations of applicable regulations are noted during FDA inspections of our manufacturing facilities, the continued marketing of our products may be adversely affected. In August 1996, the FDA conducted a routine inspection of our manufacturing facility to ensure compliance with current Good Manufacturing Practices regulations. The FDA noted no adverse observations during this inspection. We believe that we have continued to maintain manufacturing facilities and procedures that are fully compliant with all applicable government quality systems regulations and guidelines.

     In June 1998, we obtained ISO 9001/EN 46001 international quality systems registration, a certification showing that our procedures and manufacturing facilities comply with standards for quality assurance and manufacturing process control. Our compliance with this registration has been confirmed since June 1998 in semi-annual surveillance audits. The ISO 9001 certification, along with the EN 46001, the European Medical Device Directive certification, signifies compliance with the requirements enabling us to affix the CE Mark to our current products. The CE Mark denotes conformity with European standards for safety and allows certified devices to be placed on the market in all European Union countries. After June 1998, medical devices may not be sold in European Union countries unless they display the CE Mark.

     We have established a dedicated regulatory and quality assurance group to maintain regulatory compliance and manage all of our quality-assurance activities. This group is responsible for the following activities:

     - all regulatory submissions and communications,

     - scheduling and performing company-wide audits,

     - coordinating product update procedures and corrective actions,

     - maintaining adherence to appropriate procedures and applicable requirements related to the FDA's quality systems regulations, and

     - coordinating appropriate documentation for FDA and ISO 9001/EN 46001 review and audits.

THIRD-PARTY REIMBURSEMENT

     Third-party payors, including Medicare, Medicaid, private health insurance carriers, managed care organizations, health care administration authorities in foreign countries and other organizations, may affect the pricing or demand for our products by regulating the maximum amount of reimbursement provided for by these payors to the anesthesia providers, hospitals, outpatient surgical centers or physicians' offices where surgical procedures are performed.

     We expect that anesthesia providers will not be separately reimbursed for patient-monitoring activities utilizing the BIS system. When providers, such as hospitals or outpatient surgical centers, are reimbursed a fixed fee calculated on a per case, per stay, or per capita basis, the cost of monitoring with the BIS system will not be recovered by these providers unless the incremental costs of this monitoring are offset by savings in other costs, such as the costs of anesthetics or costs of the operating room or post-anesthesia care unit. This type of reimbursement policy is typical for inpatient hospital procedures and procedures performed in outpatient surgical centers and we expect it will become typical for all outpatient surgeries beginning in the year 2000. Patient monitoring with the BIS system may not result in sufficient savings to offset these costs. When reimbursement is based on charges or costs, patient monitoring with the BIS system may have the effect of reducing reimbursement because the charges or costs for surgical procedures, including operating room and post-anesthesia care unit charges and costs, may decline as a result of monitoring with the BIS system.

EMPLOYEES


     As of December 31, 1999, we had 184 full-time employees, of which:



     - 21 persons were engaged in research and development activities,



     - 37 persons were engaged in manufacturing and engineering,


     - 11 persons were engaged in clinical and regulatory affairs,


     - 90 persons were engaged in sales and marketing and clinical support, and



     - 25 persons were engaged in general and administrative functions.


     None of our employees is covered by a collective bargaining agreement. We consider relations with our employees to be good.

SCIENTIFIC ADVISORS

     We seek advice from a number of leading scientists and physicians on scientific and medical matters, including experts in EEG monitoring, pharmacology and anesthesia management. These individuals advise us concerning a number of matters, including:

     - our research and development programs,

     - the design and implementation of our clinical research program,

     - our publication strategies,

     - the identification of market opportunities from the clinical perspective, and

     - specific scientific and technical issues.

FACILITIES

     We currently lease approximately 23,000 square feet of development, production, and administrative space in Natick, Massachusetts pursuant to a lease which expires on October 31, 2000. We have entered into a seven-year lease of approximately 60,000 square feet of development, production and administrative space beginning in the first quarter of 2000. We expect to move our operations to this space in the first quarter of 2000. Our international organization is based in approximately 2,800 square feet of office space in Leiden, The Netherlands, which is expected to be sufficient to meet our needs for the next 18 months. We believe our current facilities, including the space to be occupied in the first quarter of 2000, will be sufficient to meet our needs through mid-2001 and that additional space will be available at a reasonable cost to meet our space needs thereafter.

INSURANCE

     Our business entails the risk of product liability and product recall claims and any claims of these types could have an adverse impact on us. We have taken and will continue to take what we believe are appropriate precautions, including maintaining general liability and commercial liability insurance policies which include adequate coverage for product liability and product recall claims. We evaluate our insurance requirements on an ongoing basis to enable us to maintain adequate level of coverage. However, product liability or product recall claims could exceed our insurance coverage limits and our insurance may not be available on commercially reasonable terms or at all.

LITIGATION

     We are not a party to any material threatened or pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Aspect, their respective ages as of December 31, 1999 and their positions with Aspect are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Nassib G. Chamoun....................  37     Chief Executive Officer, President and Director
J. Breckenridge Eagle................  50     Chairman of the Board of Directors
J. Neal Armstrong....................  61     Vice President, Chief Financial Officer and Secretary
Jeffrey L. Barrett...................  36     Vice President of Manufacturing and Operations
Philip H. Devlin.....................  43     Vice President of Research and Development
Steven H. Kane.......................  47     Vice President of Sales and Field Operations
Paul J. Manberg, Ph.D................  45     Vice President of Clinical, Regulatory and Quality
                                              Assurance
Jean M. Nelson.......................  40     Vice President of Marketing
Helgert van Raamt....................  51     Vice President and Managing Director -- International
Boudewijn L.P.M. Bollen..............  53     Director
Stephen E. Coit......................  51     Director
Edwin M. Kania, Jr...................  42     Director
Lester John Lloyd....................  63     Director
Terrance G. McGuire..................  43     Director
Donald R. Stanski, M.D...............  49     Director

     Nassib G. Chamoun is a founder of Aspect and has served as a director of Aspect since 1987. Mr. Chamoun has served as President of Aspect since 1996 and Chief Executive Officer since 1995. Mr. Chamoun served as Chairman of the Board of Directors from 1987 to 1996 and as Chief Scientific Officer from 1991 to 1995. Mr. Chamoun also served as President and Chief Executive Officer prior to 1995 at various times since founding Aspect in 1987. From 1984 to 1987, Mr. Chamoun was a fellow in cardiovascular physiology at the Lown Cardiovascular Laboratory of the Harvard School of Public Health. Mr. Chamoun earned a bachelors degree in Electrical Engineering from Northeastern University and a masters degree in Computer Engineering from Boston University.

     J. Breckenridge Eagle has served as a director of Aspect from 1988 to 1991 and from 1996 to the present. Mr. Eagle has served as Chairman of the Board of Directors since November 1996. He served as President and Chief Operating Officer of Aspect in 1996 and served as a consultant to Aspect in 1995. From 1989 to 1995, he served as President of ECS, Inc., a medical practice management company, which he founded in 1989. From 1981 to 1988, he served as Chief Financial Officer, Vice President and General Manager of The Health Data Institute, Inc., a health care services company, which he co-founded. Mr. Eagle earned a bachelors degree in Psychology and a masters degree in Public Health from Yale University and received a masters degree in Business Administration from Harvard Business School.

     J. Neal Armstrong has served as Vice President, Chief Financial Officer and Secretary of Aspect since 1996. From 1990 to 1996, he served as Vice President of Finance, Chief Financial Officer and a director of Haemonetics, Inc., a manufacturer of blood processing systems. From 1985 to 1990, he served as Vice President of Finance and Administration, Treasurer and Chief Financial Officer at BTU International, a manufacturer of thermal processing systems. He previously served for 14 years in senior operating and financial positions at Texas Instruments, Inc., an electronics company. Mr. Armstrong holds a bachelors degree in Business Administration from the University of Texas and is a certified public accountant.

     Jeffrey L. Barrett has served as Vice President of Manufacturing and Operations of Aspect since 1997. From 1996 to 1997, he served as Vice President of Manufacturing at Aksys, Ltd., a developer of dialysis equipment. From 1989 to 1996, Mr. Barrett served in a variety of manufacturing and operating positions at Haemonetics, Inc., serving most recently as its Vice President of Operations. Mr. Barrett received a bachelors degree in Economics and Industrial Engineering from Rutgers University and a masters degree in Business Administration from Boston University.

     Philip H. Devlin has served as Vice President of Research and Development of Aspect since 1994 and served as Director of Product Development of Aspect from 1990 to 1994. From 1984 to 1985 and 1986 to 1990, he served as Software Engineer and Manager of Software Engineering at Lifeline Systems, Inc., a medical products and communications company. From 1980 to 1984, he served as Chief Biomedical Engineer at Beth Israel Hospital in Boston, Massachusetts and from 1985 to 1986, he served as Technical Marketing Engineer in the Medical Product Group of Hewlett-Packard Company, a manufacturer of computers and medical devices. Mr. Devlin holds a bachelors and masters degree in Electrical Engineering from Northeastern University.

     Steven H. Kane has served as Vice President of Sales and Field Operations of Aspect since 1997. From 1990 to 1997, he was employed by Pyxis Corp., a medical technology company, serving as Area Vice President, Sales and Operations, Northeast United States, from 1992 to 1997. From 1983 to 1990, he was employed by IVAC Corporation, a manufacturer of infusion therapy and vital signs monitoring technology owned by Eli Lilly and Company, serving as Regional Manager, Northeastern United States, from 1988 to 1990.

     Paul J. Manberg has served as Vice President of Clinical, Regulatory and Quality Assurance of Aspect since 1991. From 1984 to 1990, he served in a variety of clinical research positions at Serono Laboratories, a pharmaceutical company, most recently as Vice President, Research and Development. From 1979 to 1984, he served as a Clinical Research Scientist at Burroughs -- Wellcome Company, a pharmaceutical company, and served as an Adjunct Research Scientist at the University of North Carolina. Dr. Manberg received a bachelors degree in Biological Sciences from the State University of New York at Binghamton and a doctorate in Pharmacology from the University of North Carolina at Chapel Hill.

     Jean M. Nelson has served as Vice President of Marketing of Aspect since 1995 and served as Director of Marketing of Aspect from 1992 to 1995. From 1988 to 1992, she was employed by Nellcor Incorporated, a medical device company, serving from 1990 to 1992 as Manager of Advanced Technologies, from 1989 to 1990 as Multi-Function Monitor Group Manager and from 1988 to 1989 as New Products Manager. From 1984 to 1988, Ms. Nelson served as a consultant with Bain and Company, Inc., a strategic management consulting firm. Ms. Nelson earned a bachelors degree in Metallurgy and Materials Engineering from Lehigh University and a masters degree in Business Administration from the University of Chicago Graduate School of Business.

     Helgert van Raamt has served as Vice President and Managing
Director -- International of Aspect since November 1998. From April 1990 to October 1998, Mr. van Raamt held several positions with Mallinckrodt, Inc., a specialty chemicals and healthcare company, and its predecessor entities, Nellcor Puritan Bennett, Inc. and Nellcor Incorporated. From February 1998 to October 1998, Mr. van Raamt served as Mallinckrodt's Vice President and Managing Director, Europe and as a member of Mallinckrodt's General Management Committee. From August 1996 to February 1998, Mr. van Raamt served as Vice President and Managing Director of Nellcor Puritan Bennett. From July 1995 to August 1996, Mr. van Raamt was Director of Sales and Marketing at Nellcor Puritan Bennett, and from April 1990 to July 1995, he held a variety of positions at Nellcor Incorporated, including General Manager Europe North, Middle East, and Africa and Director of Sales and Marketing. Mr. van Raamt studied mechanical engineering at the Technical University of Twente in The Netherlands.

     Boudewijn L.P.M. Bollen has served as a director of Aspect since November 1998. Since November 1998, he has been a self-employed consultant. From June 1998 to October 1998, Mr. Bollen served as President -- International of Aspect. From 1986 to June 1998, Mr. Bollen held several positions with Mallinckrodt, Inc. and predecessor entities, including Executive Vice President for Worldwide Sales, Service and Distribution, Vice President of European Sales and Marketing and Vice President and Managing Director for Europe. From 1981 to 1986, Mr. Bollen served as Vice President of Marketing and Sales in Europe for Bentley Laboratories, Inc., a manufacturer of specialized monitoring and medical equipment. Mr. Bollen holds the equivalent of a bachelors degree in Hotel Business Management from the Hotel Business School in Maastricht, Holland.

     Stephen E. Coit has served as a director of Aspect since 1987. He has been a self-employed artist since 1997. From 1995 to 1997, Mr. Coit served as a general partner of Charles River Ventures, a venture capital firm. From 1984 to 1994, Mr. Coit served as a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Since 1989, Mr. Coit has also served as a director of International Data Group, a provider of media research and conferences to the information technology industry.

     Edwin M. Kania, Jr. has served as a director of Aspect since 1995. Mr. Kania is a founding general partner of OneLiberty Ventures, a venture capital firm. Previously, he was a general partner at a predecessor firm, Morgan Holland Ventures, which he joined in 1985.

     Lester John Lloyd has served as a director of Aspect from 1991 to April 1995 and from November 1995 to the present. He served as President and Chairman of Aradigm, Inc., a medical device company, from 1992 to 1997. Mr. Lloyd was a founder and served as Chief Executive Officer of Nellcor Incorporated from 1981 to 1990.

     Terrance G. McGuire has served as a director of Aspect since 1997. He was a founder and has been a general partner of Polaris Venture Partners, Inc., a venture capital firm, since June 1996. Since 1992, Mr. McGuire has served as general partner of Burr, Egan, Deleage & Co., a venture capital firm, and since 1988, he has served as general partner of Beta Partners, a venture capital firm. Mr. McGuire is also a director of Akamai Technologies, Inc. and deCode Genetics, Inc.

     Donald R. Stanski has served as a director of Aspect since 1996. Dr. Stanski has been a professor of anesthesia and medicine (Clinical Pharmacology) at Stanford University since 1979 and is an anesthesiologist/clinical pharmacologist. He served as Chair of the Department of Anesthesia at Stanford University from 1992 to 1997. Dr. Stanski received his medical degree from the University of Calgary, Canada, and his anesthesiology training at the Massachusetts General Hospital.

     Pursuant to the terms of a voting agreement, certain stockholders of Aspect have the right to nominate persons as their representatives on the board of directors. Each of the current directors has been nominated to serve as a director pursuant to this agreement. This agreement will terminate concurrently with the closing of this offering.

BOARD OF DIRECTORS

     The board of directors is currently fixed at eight members. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of three Class I Directors (Messrs. Coit and McGuire and Dr. Stanski), three Class II Directors (Messrs. Bollen, Eagle and Kania) and two Class III Directors (Messrs. Chamoun and Lloyd). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2000, 2001 and 2002, respectively.

     In addition, Aspect's by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors or by the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Aspect.

     Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of Aspect's officers and directors, other than nonemployee directors, devotes his or her full time to the affairs of Aspect. There are no family relationships among any of the directors or officers of Aspect.

COMPENSATION OF DIRECTORS

     We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or of any committee of the board of directors. No director who is also an employee of Aspect receives separate compensation for services rendered as a director.

     In addition, Aspect's non-employee directors are eligible to receive stock options under Aspect's 1998 Director Stock Option Plan.

     On June 15, 1998, Mr. Bollen received a stock option to purchase 40,000 shares of common stock in connection with his employment with Aspect. In November 1998, Mr. Bollen ceased to be an employee of Aspect and was elected to the board of directors. In accordance with the original terms of his stock option agreement, the option will continue to vest monthly over four years for so long as Mr. Bollen continues to serve as a director of Aspect. The option has an exercise price of $4.20.


     1998 Director Stock Option Plan. Our 1998 Director Stock Option Plan was initially adopted by our board of directors and stockholders in February 1998. Under the terms of the director plan, our directors who are not our employees are eligible to receive nonstatutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon exercise of options granted under the director plan. On October 5, 1999, our board of directors approved an amendment, subject to stockholder approval, to increase to 200,000 shares of common stock the number of shares that may be issued upon exercise of options granted under the director plan. As of December 31, 1999, options to purchase an aggregate of 55,000 shares of common stock at a weighted average exercise price of $4.94 were outstanding under the director plan.


     Pursuant to the director plan, on April 14, 1998, each non-employee director (other than Messrs. Bollen and Lloyd and Dr. Stanski) received an initial option to purchase 10,000 shares of our common stock. Each person who first becomes a non-employee director after that initial grant date is eligible to receive an option to purchase 10,000 shares of our common stock on the date of his or her initial election to the board of directors. In addition, on May 3, 1999, the following non-employee directors received additional options to purchase 5,000 shares of our common stock: Messrs. Coit, Kania, Lloyd and McGuire and Dr. Stanski. Upon completion of this offering, each non-employee director will be eligible to receive an additional option to purchase 5,000 shares of our common stock on the date of each annual meeting of stockholders, commencing with the 2000 annual meeting of stockholders. Each non-employee director will be eligible to receive additional options if he or she is serving as a director immediately prior to the annual meeting of stockholders and continues to serve immediately following that annual meeting of stockholders and if the grant date of that additional option is at least six months after the non-employee director receives an initial option. In July 1998, the board of directors adopted an amendment to the director plan to provide that options held by non-employee directors would vest and become fully exercisable upon a change of control event or acquisition event of Aspect, each as defined in the director plan. In August 1998, our stockholders approved this amendment.

     The exercise price per share of initial options that were granted on April 14, 1998 is $2.80 and the exercise price per share of the additional options granted on May 3, 1999 is $7.50. The exercise price of any other initial options and of any additional options will be the closing price per share of our common stock on the date of grant. Initial options are exercisable as to one-half of the shares as of the date of grant and as to one-sixth of the shares on the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Additional options are exercisable in three equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Options granted under the director plan terminate on the earlier of ten years from the date of grant or sixty days after the optionee ceases to serve as a director (180 days after the optionee ceases to serve as a director if due to death or disability).

BOARD COMMITTEES

     Aspect has a standing audit committee and compensation committee of the board of directors. The audit committee reviews the results and scope of audits and other services provided by Aspect's independent accountants. The audit committee also reviews Aspect's system of internal accounting and financial controls. The audit committee consists of Messrs. Lloyd and Kania.

     The compensation committee of the board of directors reviews and recommends to the Board the compensation and benefits of all executive officers of Aspect, administers Aspect's stock option plan and establishes and reviews general policies relating to compensation and benefits of employees of Aspect. The compensation committee consists of Mr. Coit and Dr. Stanski. No interlocking relationships exist between Aspect's board of directors or compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION


     The table below sets forth the total compensation paid or accrued for the fiscal years ended December 31, 1999, 1998 and 1997 for our Chief Executive Officer and each of our four other most highly compensated executive officers, who received annual compensation in excess of $100,000 for the fiscal year ended December 31, 1999, collectively referred to below as our named executive officers. In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table. In the table below, columns required by the regulations of the SEC have been omitted where no information was required to be disclosed under those columns.


                           SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                       ANNUAL COMPENSATION        ------------
                                                       -------------------    NUMBER OF SECURITIES
NAME AND PRINCIPAL POSITION                    YEAR     SALARY      BONUS      UNDERLYING OPTIONS
---------------------------                    ----     ------      -----     --------------------
Nassib G. Chamoun............................  1999    $200,000                      50,000
  Chief Executive Officer and President        1998    $190,000    $63,250          110,000
                                               1997    $170,000    $40,000          200,000

J. Breckenridge Eagle........................  1999    $175,350                      25,000
  Chairman of the Board of Directors           1998    $167,000    $41,750           74,500
                                               1997    $157,500    $27,565               --

J. Neal Armstrong............................  1999    $171,150                      25,000
  Vice President, Chief Financial Officer      1998    $163,000    $40,750           37,500
  and Secretary                                1997    $153,750    $26,910           70,000

Steven H. Kane...............................  1999    $181,125                      38,750
  Vice President of Sales and Field
     Operations                                1998    $172,000    $80,935           28,750
                                               1997    $127,153    $58,648          180,000

Paul J. Manberg..............................  1999    $153,300                      20,000
  Vice President of Clinical, Regulatory       1998    $146,000    $32,850           27,500
  and Quality Assurance                        1997    $137,500    $24,065           50,000


------------
Mr. Kane commenced employment with us on April 1, 1997 and received a salary for only nine months of the year ended December 31, 1997.


Annual compensation for 1997 and 1998 includes bonuses paid or accrued for services rendered in those years. Aspect has not yet determined bonuses for services rendered in 1999.

  OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth grants of stock options to our named executive officers. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. The potential realizable value is calculated based on the term of the option at its time of grant, which is 10 years. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                               INDIVIDUAL GRANTS                         POTENTIAL
                               --------------------------------------------------       REALIZABLE
                                            PERCENT OF                               VALUE AT ASSUMED
                                              TOTAL                                    ANNUAL RATES
                               NUMBER OF     OPTIONS                                     OF STOCK
                               SECURITIES   GRANTED TO                              PRICE APPRECIATION
                               UNDERLYING   EMPLOYEES    EXERCISE OR                  FOR OPTION TERM
                                OPTIONS     IN FISCAL    BASE PRICE    EXPIRATION   -------------------
NAME                            GRANTED        YEAR       PER SHARE       DATE         5%        10%
----                           ----------   ----------   -----------   ----------      --        ---
Nassib G. Chamoun............    50,000         5.2%       $10.20        10/5/09    $320,736   $812,809
J. Breckenridge Eagle........    25,000         2.6%       $10.20        10/5/09    $160,368   $406,404
J. Neal Armstrong............    25,000         2.6%       $10.20        10/5/09    $160,368   $406,404
Steven H. Kane...............    12,500         1.3%       $ 6.00         3/9/09    $ 47,167   $119,531
                                  6,250          .7%       $ 7.50        5/14/09    $ 29,479   $ 74,707
                                 20,000         2.1%       $10.20        10/5/09    $128,295   $325,123
Paul J. Manberg..............    20,000         2.1%       $10.20        10/5/09    $128,295   $325,123


------------
The dates of exercisability of the options are determined in accordance with their respective vesting schedules.

  OPTION EXERCISES AND YEAR-END OPTION VALUES


     The table below sets forth information regarding exercisable and unexercisable stock options held as of December 31, 1999 by our named executive officers. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options at fiscal year end has been calculated by determining the difference between the exercise price per share and the fair market value of our common stock at fiscal year end, $10.20, as determined by our board of directors.


                         FISCAL YEAR-END OPTION VALUES


                                                         NUMBER OF SHARES            VALUE OF UNEXERCISED
                            NUMBER OF                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                             SHARES                 OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END
                           ACQUIRED ON    VALUE     ---------------------------   ---------------------------
          NAME              EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----             -----------   --------   -----------   -------------   -----------   -------------
Nassib G. Chamoun........      --           $--       124,583        193,750      $1,030,830     $1,117,500
J. Breckenridge Eagle....      --           $--        32,563         66,937      $  221,278     $  277,522
J. Neal Armstrong........      --           $--        43,230         74,687      $  358,548     $  387,372
Steven H. Kane...........      --           $--        16,771         50,729      $  116,458     $  176,667
Paul J. Manberg..........      --           $--        41,563         55,937      $  355,628     $  279,372


STOCK PLANS

     Amended and Restated 1991 Stock Option Plan. Our Amended and Restated 1991 Stock Option Plan was initially adopted by the board of directors and approved by our stockholders in April 1991. As of

December 31, 1999, 3,360,000 shares of common stock were authorized for issuance upon exercise of outstanding options under this plan and options to purchase an aggregate of 1,521,356 shares of common stock at a weighted average exercise price of $2.05 per share were outstanding under this plan.

     This plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock and other stock-based awards.

     Our officers, employees, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to employees. No employee may receive any award for more than 200,000 shares in any calendar year.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price which may be less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of our common stock on the date of grant, or less than 110% of the voting power of all shares of our capital stock. The plan permits the board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

     Our board of directors administers the plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Our board of directors has authorized our compensation committee to administer the plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

     - the number of shares of common stock covered by options and the dates upon which these options become exercisable,

     - the exercise price of options,

     - the duration of options, and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of these awards, including our conditions for repurchase, issue price and repurchase price.

     No award may be granted under the plan after April 1, 2001, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the plan, except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors will become exercisable, realizable or vested (to the extent that amendment was required to grant that award) unless and until the amendment is approved by our stockholders.

     1998 Stock Incentive Plan. Our 1998 Stock Incentive Plan was initially adopted by the board of directors and approved by our stockholders in July 1998. The 1998 Stock Incentive Plan is intended to replace the 1991 plan. Up to 2,100,000 shares of common stock, subject to adjustment in the event of stock splits and other similar events, may be issued pursuant to awards granted under the plan. On October 5, 1999, our board of directors approved an amendment to the plan to increase to 3,000,000 the number of shares that may be issued pursuant to awards granted under this plan. The amendment was approved by our stockholders in December 1999. As of December 31, 1999, options to purchase an aggregate of 1,119,324 shares of common stock at a weighted average exercise price of $8.05 were outstanding under this plan.

     This plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards.

     Our officers, employees, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to employees. No employee may receive any award for more than 250,000 shares in any calendar year.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price which may be less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of all shares of our capital stock). The plan permits the board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

     Our board of directors administers this plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Our board of directors has authorized our compensation committee to administer this plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

     - the number of shares of common stock covered by options and the dates upon which these options become exercisable,

     - the exercise price of options,

     - the duration of options and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of these awards, including the conditions for repurchase, issue price and repurchase price.

     The 1998 Stock Incentive Plan provides that, unless otherwise specified, in the event of a merger, liquidation or other acquisition event, as defined in the plan, our board of directors is authorized to:

     - cause all options to be assumed by the acquiring company,

     - in the case of a cash acquisition, cause all options to be accelerated and the acquiring company to pay cash to the optionees equal to their spread, and

     - in the case of stock options and restricted stock that do not become fully exercisable upon an acquisition event,

          - cause those options to be accelerated in full, and/or

          - cause all restricted stock awards to become free of all restrictions.

     No award may be granted under the plan after June 2008, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the plan, except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors shall become exercisable, realizable or vested, to the extent that amendment was required to grant that award, unless and until the amendment is approved by our stockholders.

     1998 Director Stock Option Plan. Our 1998 Director Stock Option Plan was adopted by our board of directors and approved by our stockholders in February 1998. Under the terms of the director plan, directors who are not our employees are eligible to receive nonstatutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon exercise of options granted under the director plan. On October 5, 1999, our board of directors approved an amendment to increase to 200,000 shares of common stock the number of shares that may be issued upon exercise of options granted under the director plan. The amendment was approved by our stockholders in December 1999. As of December 31, 1999, options to purchase an aggregate of 55,000 shares of common stock at a weighted average exercise price of $4.94 were outstanding under the director plan. For more information about the director plan, see
"-- Compensation of Directors."



     1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by our board of directors on October 5, 1999 and was approved by the stockholders in December 1999, to be effective upon the closing of this offering. The purchase plan provides for the issuance of a maximum of 300,000 shares of common stock to participating employees.


     The purchase plan will be administered by the compensation committee. All of our employees, including our directors who are employees, whose customary employment is for more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would own 5% or more of the total combined voting power or value of our capital stock immediately after the grant may not participate in the purchase plan. To participate in the purchase plan, an employee must authorize us to deduct from one percent to 10 percent of his or her base pay during the offering period. The exercise price for the option granted in each payment period is 85% of the lesser of the last reported sale price of the common stock on the first or last business day of the payment period. No options have been granted to date under the purchase plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the compensation committee of the board of directors are Mr. Coit and Dr. Stanski. No executive officer of Aspect has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity, any of whose executive officers served as a director of or member of the compensation committee of the board of directors.

                           RELATED-PARTY TRANSACTIONS

PREFERRED STOCK ISSUANCES

     Series B-1 Financing. In October 1995, investors, including One Liberty Fund III, L.P., Charles River Partnership VII, Limited Partnership, New Enterprise Associates IV, Limited Partnership and Catalyst Ventures, Limited Partnership, made bridge loans to us in the aggregate amount of $500,000 in exchange for promissory notes. In November 1995 and June 1996, we sold an aggregate of 3,800,428 shares of our Series B-1 preferred stock to a group of existing and new investors, including Messrs. J. Breckenridge Eagle, the Chairman of the Board of Directors, and J. Neal Armstrong, Vice President, Chief Financial Officer and Secretary of Aspect, One Liberty, Charles River, New Enterprise Associates and Catalyst, at a purchase price of $2.00 per share for an aggregate purchase price of approximately $7.6 million. The purchase price was paid, in part, by the cancellation and conversion of the promissory notes. Mr. Kania, a director of Aspect, is a general partner of One Liberty Partners III, L.P., which is the general partner of One Liberty. Mr. Coit, a director of Aspect, served as a general partner of Charles River at the time that Charles River purchased these securities from us.

     Series C Financing. In February 1997, August 1997 and October 1997, we sold an aggregate of 3,439,949 shares of our Series C preferred stock to a group of existing and new investors, including Messrs. Eagle and Armstrong, Jeffrey L. Barrett, Vice President of Manufacturing and Operations of Aspect, and Stephen
H. Kane, Vice President of Sales and Field Operations of Aspect, One Liberty, Charles River, New Enterprise Associates, Orchid & Co., nominee for T. Rowe Price Threshold Fund III, L.P., Merrill, Pickard, Anderson & Eyre IV Limited Partnership, Polaris Venture Partners, L.P. and Polaris Venture Partners Founders' Fund, L.P., at a purchase price of $3.75 per share for an aggregate purchase price of approximately $12.9 million. Mr. Jordan, who served as a director of Aspect until August 1999, is a Vice President of T. Rowe Price Associates, Inc., the general partner of T. Rowe Price. Mr. McGuire, a director of Aspect, is a member of Polaris Venture Management Co., LLC, which is a general partner of Polaris Venture Partners and Polaris Venture Founders' Fund.

     Series D Financing. In February 1998, we sold an aggregate of 1,666,234 shares of our Series D preferred stock to a group of existing and new investors, including Messrs. Armstrong, Kane, Coit and Lester John Lloyd, a director of Aspect, One Liberty, Charles River, T. Rowe Price, Polaris Venture Partners, Polaris Venture Partners Founders' Fund and Merrill Pickard, at a purchase price of $7.00 per share for an aggregate purchase price of approximately $11.7 million.

     Series E Financing. In December 1998, we sold an aggregate of 1,753,729 shares of our Series E preferred stock and warrants to purchase an aggregate of 192,902 shares of our common stock to a group of existing and new investors, including a trust for which Mr. Lloyd is a trustee, One Liberty, Charles River,
T. Rowe Price, Polaris Venture Partners, Polaris Venture Founders' Fund and QuestMark Partners, L.P., at a purchase price of $10.00 per unit for an aggregate purchase price of approximately $17.5 million. The warrants have an exercise price of $12.50 per share.

LOANS TO EXECUTIVE OFFICERS


     In February 1997, we entered into a pledge agreement with Nassib Chamoun, our Chief Executive Officer and President, pursuant to which we loaned to Mr. Chamoun $68,214, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Chamoun. Mr. Chamoun pledged 341,068 of the 378,964 shares of restricted common stock issued upon exercise of these options as collateral for the loan. The loan bears interest at 8% per annum. As of December 31, 1999, $60,634 of the principal amount of the loan plus accrued interest was outstanding.



     In May 1997, we loaned $80,000 to Mr. Chamoun. The loan is represented by two promissory notes and is secured by a security interest in securities of Aspect owned by Mr. Chamoun. The loan bears interest at 6.42% per annum. As of December 31, 1999, $65,927 of the principal amount of the loan plus accrued interest was outstanding.

     In May 1997, we entered into a pledge agreement with Mr. Kane, pursuant to which we loaned Mr. Kane $60,750, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Kane. Mr. Kane pledged the 180,000 shares of restricted common stock issued upon exercise of these options as collateral for the loan. The loan bears interest at 8% per annum. As of December 31, 1999, $54,000 of the principal amount of the loan plus accrued interest was outstanding. In the event that Mr. Kane ceases to be employed by us, we will have the right, for 90 days after that termination of employment, to purchase from Mr. Kane, for a repurchase price equal to the original exercise price of $0.375 per share, up to the number of shares which have not yet vested. As of December 31, 1999, 60,000 shares of common stock were subject to repurchase by us.



     In September 1997, we loaned $27,000 to Mr. Barrett. The loan is evidenced by a promissory note and bears interest at 8% per annum. As of December 31, 1999, $11,813 of the principal amount of the loan plus accrued interest was outstanding. Pursuant to the terms of the promissory note, on each of September 24, 1998 and 1999 we forgave the payment by Mr. Barrett of $8,152 and that amount was considered and treated as compensation to Mr. Barrett by us. In addition, pursuant to the terms of the promissory note, in the event that Mr. Barrett is employed by us on each of September 24, 2000 and 2001, respectively, we will forgive the payment by Mr. Barrett of $8,152 on each of those date and those amounts will be considered and treated as compensation to Mr. Barrett by us.



     In April 1998, we entered into a pledge agreement with Mr. Barrett, pursuant to which we loaned to Mr. Barrett $63,000, on a full recourse basis, representing 90% of the aggregate exercise price of certain options exercised by Mr. Barrett. Mr. Barrett pledged the 87,500 shares of restricted common stock issued upon exercise of these options as collateral for the loan. The loan bears interest at 8% per annum. As of December 31, 1999, the entire principal amount of the loan plus accrued interest was outstanding. In the event that Mr. Barrett ceases to be employed by us, we will have the right, for 90 days after that termination of employment, to purchase from Mr. Barrett, for a repurchase price equal to the original exercise price of $0.80 per share, up to the number of shares which have not yet vested. As of December 31, 1999, 36,458 shares of common stock were subject to repurchase by us.



     In November 1998, we entered into a pledge agreement with Mr. Chamoun, pursuant to which we loaned Mr. Chamoun $33,334, on a full recourse basis. Mr. Chamoun pledged 41,667 shares of common stock as collateral for this loan. The loan bears interest at 8% per annum. As of December 31, 1999, the entire principal amount of the loan plus accrued interest was outstanding.


     We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

     - approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors, and

     - on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by:


     - each person who owns beneficially more than 5% of the outstanding shares of our common stock,

     - each of our directors and the named executive officers, and

     - all of our directors and executive officers as a group.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after December 31, 1999 or issuable pursuant to outstanding warrants that may be exercised upon completion of this offering are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Aspect Medical Systems, Inc., Two Vision Drive, Natick, Massachusetts 01760. The percentage of common stock outstanding reflects the conversion, upon the closing of this offering, of all outstanding shares of preferred stock into an aggregate of 11,067,238 shares of common stock. The number of shares of common stock deemed outstanding after this offering includes the 3,000,000 shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters' over-allotment option.



                                               SECURITIES BENEFICIALLY OWNED              SECURITIES TO BE BENEFICIALLY
                                                     PRIOR TO OFFERING                         OWNED AFTER OFFERING
                                          ----------------------------------------   ----------------------------------------
                                                      NUMBER               PERCENT               NUMBER               PERCENT
                                          ------------------------------   -------   ------------------------------   -------
                                            STOCK     OPTIONS   WARRANTS               STOCK     OPTIONS   WARRANTS
                                          ---------   -------   --------             ---------   -------   --------
5% STOCKHOLDERS
Charles River Partnership VII, Limited
  Partnership...........................  1,585,953       --        550     12.3%    1,585,953       --        550     10.0%
  1000 Winter Street, Suite 3300
  Waltham, MA 02154
One Liberty Fund III, L.P.(1)...........  1,530,596       --        275     11.9     1,530,596       --        275      9.7
  OneLiberty Ventures
  One Liberty Square
  Boston, MA 02109
Polaris Venture Partners, L.P.(2).......  1,012,143       --        549      7.9     1,012,143       --        549      6.4
  Bay Colony Corporate Center
  1000 Winter Street, Suite 3350
  Waltham, MA 02154
QuestMark Partners, L.P.(3).............    825,000       --     90,750      7.1       825,000       --     90,750      5.7
  QuestMark Advisers, LLC
  One South Street, Suite 800
  Baltimore, MD 21202
New Enterprise Associates IV, Limited
  Partnership(4)........................    654,493       --         --      5.1       654,493       --         --      4.1
  1119 St. Paul Street
  Baltimore, MD 21202
Orchid & Co., Nominee for T. Rowe Price
  Threshold Fund III, L.P.(5)...........    643,382       --      2,750      5.0       643,382       --      2,750      4.1
  T. Rowe Price Assoc. Inc.
  100 East Pratt
  Baltimore, MD 21202

DIRECTORS AND NAMED EXECUTIVE OFFICERS
Nassib G. Chamoun(6)....................    375,490   145,833        --      4.0%      375,490   145,833        --      3.3%
J. Breckenridge Eagle(7)................    210,447   40,347         --      1.9       210,447   40,347         --      1.6
Lester John Lloyd(8)....................     47,974    6,667         71        *        47,974    6,667         71        *
Stephen E. Coit.........................      3,572    6,666         --        *         3,572    6,666         --        *
Edwin M. Kania, Jr.(9)..................  1,530,596    6,666        275     11.9     1,530,596    6,666        275      9.7
Donald R. Stanski.......................     20,000   34,000         --        *        20,000   34,000         --        *

                                               SECURITIES BENEFICIALLY OWNED              SECURITIES TO BE BENEFICIALLY
                                                     PRIOR TO OFFERING                         OWNED AFTER OFFERING
                                          ----------------------------------------   ----------------------------------------
                                                      NUMBER               PERCENT               NUMBER               PERCENT
                                          ------------------------------   -------   ------------------------------   -------
                                            STOCK     OPTIONS   WARRANTS               STOCK     OPTIONS   WARRANTS
                                          ---------   -------   --------             ---------   -------   --------
Terrance McGuire(10)....................  1,012,143    6,666        549      7.9     1,012,143    6,666        549      6.4
J. Neal Armstrong.......................    173,155   51,876         --      1.7       173,155   51,876         --      1.4
Steven H. Kane..........................    210,239   22,084         --      1.8       210,239   22,084         --      1.5
Paul J. Manberg(11).....................     77,636   48,124         --      1.0        77,636   48,124         --        *
Boudewijn L.P.M. Bollen.................         --   17,500         --        *            --   17,500         --        *
All current executive officers and
  directors as a group (15
  persons)(12)(13)......................  3,913,861   496,116       895     33.0     3,913,861   496,116       895     26.9


------------
  *  Less than 1% of the outstanding common stock.

 (1) Mr. Kania, a director of Aspect, is a general partner of One Liberty Partners III, L.P., a general partner of One Liberty. Mr. Kania disclaims beneficial ownership of the shares held by One Liberty, except to the extent of his pecuniary interest therein.

 (2) Includes 55,111 shares held by Polaris Venture Partners Founders' Fund and 31 shares of common stock subject to a warrant exercisable by Polaris Venture Partners Founders' Fund upon completion of this offering. North Star Ventures directly or indirectly provides investment advisory services to various venture capital funds, including Polaris Venture Partners and Polaris Venture Partners Founders' Fund. The general partner of these funds exercises sole voting and investment power with respect to the shares held by the funds. The principals of North Star Ventures, including Mr. McGuire, a director of Aspect, are members of Polaris Venture Management Co., L.L.C. (the general partner of both Polaris Venture Partners and Polaris Venture Partners Founders' Fund). As a member of the general partner, Mr. McGuire may be deemed to share voting and investment power for the shares held by the funds. Mr. McGuire disclaims beneficial ownership of all shares held by all of these funds except to the extent of his proportionate pecuniary interests therein.

 (3) Includes 186,661 shares held by QuestMark Partners Side Fund, L.P. and 20,537 shares of common stock subject to a warrant exercisable by QuestMark Partners Side Fund upon completion of this offering.

 (4) Includes 154,203 shares held by Catalyst. New Enterprise Associates is a general partner of Catalyst and may be deemed to share voting and investment power with respect to the shares held by Catalyst.

 (5) Includes 5,000 shares of common stock held by T. Rowe Price Threshold Fund Associates, Inc. Mr. Jordan, a former director of Aspect, is a Vice President of T. Rowe Price Associates, Inc., the general partner of T. Rowe Price. Mr. Jordan disclaims beneficial ownership of the shares by T. Rowe Price, except to the extent of his pecuniary interest therein.

 (6) Includes 50,000 shares of common stock held by The Nassib G. Chamoun 1998 Irrevocable Trust, of which Mr. Chamoun disclaims beneficial ownership.

 (7) Includes 35,000 shares of common stock held by Jeanne Warren Eagle as Trustee for the Trust for John Warren Eagle, of which Mr. Eagle disclaims beneficial ownership.

 (8) Includes 652 shares of common stock held by Lester John Lloyd and/or Lynne Dewar Lloyd, Trustees or Successor Trustees under the Lloyd Trust U/A/D 10/05/88, of which Mr. Lloyd disclaims beneficial ownership. Mr. Lloyd also disclaims beneficial ownership of the warrant, which is held by Lester John Lloyd and/or Lynne Dewar Lloyd, Trustees or Successor Trustees under the Lloyd Trust U/A/D 10/05/88.

 (9) Includes 1,530,871 shares held by One Liberty. See Note 1 above.

(10) Includes 957,550 shares held by Polaris Venture Partners and 55,142 shares held by Polaris Venture Partners Founders' Fund. See Note 2 above.

(11) Includes 3,571 shares of common stock held by Paul Manberg, as Custodian under the Uniform Transfer to Minors Act, for Shawn Joseph Manberg, and 3,571 shares of common stock held by Paul Manberg, as Custodian under the Uniform Transfer to Minors Act, for Kate Michelle Manberg.

(12) The foregoing table includes shares of common stock subject to repurchase by Aspect from certain officers if the officers cease to be employed by or provide services to Aspect as follows:


                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
J. Neal Armstrong...........................................       15,000
Steven H. Kane..............................................       60,000



(13) The foregoing table does not include shares of common stock underlying stock options held by certain officers and directors which will not become exercisable within 60 days of December 31, 1999 as follows:



                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Nassib G. Chamoun...........................................      172,500
J. Breckenridge Eagle.......................................       59,153
Lester John Lloyd...........................................        8,333
Stephen E. Coit.............................................        8,334
Edwin M. Kania, Jr. ........................................        8,334
Donald R. Stanski...........................................       16,000
Terrance McGuire............................................        8,334
J. Neal Armstrong...........................................       66,041
Steven H. Kane..............................................       45,416
Paul J. Manberg.............................................       49,376
Boudewijn L.P.M. Bollen.....................................       22,500

                          DESCRIPTION OF CAPITAL STOCK

     After this offering, we will be authorized to issue 60,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of October 2, 1999, we had outstanding:

     - 1,791,134 shares of common stock held by 103 stockholders of record;

     - 11,067,238 shares of preferred stock held by 95 stockholders of record;

     - options to purchase 2,166,138 shares of common stock; and

     - warrants to purchase 192,902 shares of common stock.


     Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 11,067,238 shares of common stock, which will result in an aggregate of 15,858,372 shares of common stock outstanding, based on shares outstanding as of October 2, 1999. The options and warrants will remain outstanding.


     The following summary is qualified by reference to the provisions of applicable law and to our restated certificate of incorporation and amended and restated by-laws included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting. Holders of common stock are entitled to receive proportionately any lawful dividends as may be declared by our board of directors. However, all dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of Aspect, whether voluntarily or involuntarily, the holders of common stock will be entitled to receive proportionately all of our remaining assets available for distribution to stockholders. This distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive, redemption, conversion or subscription rights. Our outstanding shares of common stock are fully paid and non-assessable. The shares of common stock offered by us in this offering will also be, when issued and paid for, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Our board of directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. Our board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock. We have no current plans to issue any preferred stock.

WARRANTS

     The warrants have an exercise price of $12.50. The warrants have net exercise provisions under which the holder may, instead of paying the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of our shares of common stock at the time of exercise of the warrant, after deducting the exercise price. These warrants expire on the third anniversary of the date of this offering. However, if our common stock is traded on a national exchange or trading system and the average closing price of our common stock equals or exceeds $25.00 for 25 consecutive trading days, then we have the right to require the holders to exercise their warrants. If the holders do not exercise their warrants, the warrants will be automatically exercised according to the net exercise provisions described above.

REGISTRATION RIGHTS

     Pursuant to the terms of a registration rights agreement, the holders of 11,067,238 shares of common stock are entitled to rights with respect to the registration of those shares under the Securities Act of 1933. The holders of warrants to purchase 192,902 shares of common stock are also party to the registration rights agreement and entitled to these registration rights. Under that agreement, if we propose to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include their registrable shares in the registration. However, in the event of a registration pursuant to an underwritten public offering of our common stock, the underwriters have the right to limit the number of shares included in the registration.

     The holders of registration rights may, at any time after one year following the date of the closing of this offering and upon the request of holders of not less than 35% of the registrable shares then outstanding, require us to prepare and file a registration statement under the Securities Act of 1933 with respect to their registrable shares. We are required to effect only three of these demand registrations. In addition, at any time after we become eligible to file a registration statement on Form S-3 (or any successor form), holders of registration rights may request us to effect a registration on Form S-3 of registrable shares having an aggregate offering price of at least $250,000. These rights terminate six years following the date of this prospectus.

DELAWARE LAW AND OUR CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     Upon the closing of this offering, our restated certificate of incorporation will provide that:

     - the board of directors be divided into three classes, with staggered three-year terms,

     - directors may be removed only for cause by the vote of the holders of at least two-thirds of the shares of our capital stock entitled to vote, and

     - any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

These provisions could discourage, delay or prevent a change in control of Aspect or an acquisition of Aspect at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our board of directors.

     Upon the closing of this offering, our restated certificate of incorporation and amended and restated by-laws will also provide that:

     - stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting,

     - stockholder action not be taken by written action in lieu of a meeting,

     - special meetings of stockholders may be called only by our Chairman of the Board, our Chief Executive Officer or by our board of directors, and

     - in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing certain information and advance notice to us.

These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

     The Delaware General Corporation Law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation will require the vote of the holders of at least 75% of our capital stock entitled to vote to amend or repeal any of the foregoing provisions. The 75% stockholder vote would be in addition to any separate class vote that might be required pursuant to the terms of any series of preferred stock that might be then outstanding.

     Aspect is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability to the extent that the elimination or limitation of this liability is not permitted by the Delaware General Corporation Law as it exists or may later be amended.

     Our certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Boston EquiServe L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


     Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 15,887,291 shares of our common stock assuming no exercise of outstanding options or warrants. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 12,887,291 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 or are subject to the contractual restrictions described below. Of these remaining securities:


     -     71,496 shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering,

     -     13,868 additional shares which are not subject to the 180-day lock up period described below may be sold beginning 90 days after the effective date of this offering, and


     - 12,801,927 additional shares may be sold upon expiration of the 180-day lock-up period described below.


Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act of 1933, which rules are summarized below.

LOCK-UP AGREEMENTS


     Our officers and directors and stockholders holding an aggregate of 12,801,927 shares of common stock have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period ending 180 days after the date of this prospectus. Transfers or dispositions by our officers, directors and stockholders can be made sooner:


     - with the written consent of Morgan Stanley & Co. Incorporated,

     - as a bona fide gift,

     - to immediate family members, or

     - to a trust, the beneficiaries of which are immediate family members.

RULE 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately        shares immediately after this offering, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. Under Rule 144(k), a person may sell shares acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

     - the person is not one of our affiliates at any time during the three months preceding a sale, and

     - the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

RULE 701

     In general, under Rule 701 of the Securities Act of 1933, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 11,067,238 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act of 1933. The holders of warrants to purchase 192,902 shares of our common stock will also be entitled to these registration rights. See "Description of Capital Stock -- Registration Rights" on page 62.

STOCK OPTIONS

     Immediately after the 180-day lock-up period expires, we intend to file a registration statement under the Securities Act of 1933 covering 6,860,000 shares of common stock reserved for issuance under our Amended and Restated 1991 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Employee Stock Purchase Plan and 1998 Director Stock Option Plan. That registration statement is expected to become effective as soon as it is filed. Accordingly, shares registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.

     As of October 2, 1999, options to purchase 2,166,138 shares of common stock were issued and outstanding. Upon the expiration of the lock-up period described above, at least 1,270,313 shares of common stock will be subject to vested options, based on options outstanding as of October 2, 1999.

WARRANTS

     Upon completion of this offering, there will be warrants outstanding to purchase 192,902 shares of common stock at an exercise price of $12.50 per share. Any shares purchased pursuant to the "cashless exercise" feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and Aspect has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                 NUMBER
NAME                                                            OF SHARES
----                                                            ---------
Morgan Stanley & Co. Incorporated...........................
Deutsche Bank Securities Inc................................
U.S. Bancorp Piper Jaffray Inc..............................
                                                                ---------
          Total.............................................    3,000,000
                                                                =========

     The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered in this offering are subject to the approval of legal matters by their counsel and to customary closing conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment options described below.

     The underwriters initially propose to offer part of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriters may allow, and these dealers may reallow, a
concession not in excess of $          a share to other underwriters or to other
dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option
is exercised in full, the total price to the public would be $          , the
total underwriters' discounts and commissions would be $          , and the
total proceeds to us would be $          .

     Each of Aspect and our directors and executive officers and substantially all other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, he, she or it will not directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters,

     - transactions by any person other than Aspect relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, or

     - the sale or transfer of shares of common stock to an acquiror in connection with the sale of Aspect pursuant to a merger, sale of stock or otherwise.

     The underwriters have informed us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "ASPM."

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to                shares of common stock offered in
this offering for our directors, officers, employees and related persons. Individuals purchasing these shares must have a retail account with Morgan Stanley & Co. Incorporated. No offer to buy any shares will be accepted and no part of the purchase price will be received by Morgan Stanley & Co. Incorporated prior to the date of this prospectus. Individuals purchasing these shares must commit to the purchase within one day after the date of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

     - our record of operations, our current financial position and future prospects,

     - the experience of our management,

     - sales, earnings and other financial and operating information in recent periods, and

     - the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The audited consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (including the exhibits and schedules to the registration statement) under the Securities Act of 1933 with respect to the common stock we propose to sell in this offering. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Aspect's Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's website (http://www.sec.gov).

     We intend to distribute to our stockholders annual reports containing audited consolidated financial statements. We also intend to make available to our stockholders, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports containing interim unaudited financial information.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998, October 2, 1999 (Unaudited) and Pro Forma October 2,
  1999 (Unaudited)..........................................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Nine Months
  Ended October 3, 1998 (Unaudited) and October 2, 1999
  (Unaudited)...............................................  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997 and 1998 and for the
  Nine Months Ended October 2, 1999 (Unaudited).............  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998 and for the Nine Months
  Ended October 3, 1998 (Unaudited) and October 2, 1999
  (Unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Aspect Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Aspect Medical Systems, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspect Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
March 15, 1999

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  PRO FORMA
                                                                                                  OCTOBER 2,
                                                    DECEMBER 31,   DECEMBER 31,    OCTOBER 2,        1999
                                                        1997           1998           1999         (NOTE 2)
                                                    ------------   ------------   ------------   ------------
                                                                                  (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................  $    368,507   $ 17,122,993   $ 13,445,731   $ 13,445,731
  Marketable securities...........................     4,612,462      4,150,336      1,186,340      1,186,340
  Accounts receivable, net of allowance of
    $62,400, $200,000 and $347,000 at December 31,
    1997 and 1998 and October 2, 1999,
    respectively..................................       719,172      2,108,944      4,198,995      4,198,995
  Current portion of investment in sales-type
    leases........................................       136,392        776,275      1,519,884      1,519,884
  Inventory.......................................       387,479        270,189      1,246,422      1,246,422
  Other current assets............................       245,962        316,773        515,650        515,650
                                                    ------------   ------------   ------------   ------------
         Total current assets.....................     6,469,974     24,745,510     22,113,022     22,113,022
Property and equipment, net.......................       923,559      2,121,915      2,987,163      2,987,163
Long-term investment in sales-type leases.........       209,074      1,721,825      2,889,970      2,889,970
                                                    ------------   ------------   ------------   ------------
         Total assets.............................  $  7,602,607   $ 28,589,250   $ 27,990,155   $ 27,990,155
                                                    ------------   ------------   ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Working capital line of credit..................  $         --   $         --   $  2,059,616   $  2,059,616
  Current portion of capital lease obligations....       154,906        126,775         30,731         30,731
  Current portion of long-term debt...............            --        720,670      1,093,224      1,093,224
  Accounts payable................................     1,119,055        891,943      1,923,201      1,923,201
  Accrued liabilities.............................     1,500,591      3,663,407      4,813,147      4,813,147
                                                    ------------   ------------   ------------   ------------
         Total current liabilities................     2,774,552      5,402,795      9,919,919      9,919,919
                                                    ------------   ------------   ------------   ------------
Deferred revenue..................................       643,000      2,056,893      1,853,611      1,853,611
Long-term debt obligations........................            --      1,441,339      1,966,643      1,966,643
Long-term capital lease obligations...............       117,680             --             --             --
                                                    ------------   ------------   ------------   ------------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Preferred Stock, $.01 par value; (pro forma
    5,000,000 shares authorized, no shares issued
    or outstanding)...............................            --             --             --             --
  Convertible Preferred Stock, $.01 par value;
    22,363,224 shares authorized, 7,647,275,
    11,067,238 and 11,067,238 shares issued and
    outstanding at December 31, 1997 and 1998 and
    October 2, 1999, respectively (liquidation
    preference -- $58,962,591 at October 2, 1999)
    (pro forma -- no shares authorized, issued or
    outstanding)..................................    38,726,070     67,560,365     67,560,365             --
  Common Stock, $.01 par value; 17,030,000 shares
    authorized, 1,548,027, 1,778,692 and 1,791,134
    shares issued and outstanding at December 31,
    1997 and 1998, and October 2, 1999,
    respectively (pro forma -- 60,000,000 shares
    authorized, 12,858,372 shares issued and
    outstanding)..................................        15,480         17,787         17,911        128,583
  Additional paid-in capital......................       338,970        933,467      1,212,322     68,662,015
  Warrants........................................            --        146,606        146,606        146,606
  Notes receivable from employees and directors...      (273,579)      (306,182)      (305,323)      (305,323)
  Deferred compensation...........................            --       (317,564)      (316,779)      (316,779)
  Accumulated other comprehensive income(loss)....         3,098          3,641           (767)          (767)
  Accumulated deficit.............................   (34,742,664)   (48,349,897)   (54,064,353)   (54,064,353)
                                                    ------------   ------------   ------------   ------------
         Total stockholders' equity...............     4,067,375     19,688,223     14,249,982     14,249,982
                                                    ------------   ------------   ------------   ------------
         Total liabilities and stockholders'
           equity.................................  $  7,602,607   $ 28,589,250   $ 27,990,155   $ 27,990,155
                                                    ============   ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,            --------------------------
                               -----------------------------------------    OCTOBER 3,    OCTOBER 2,
                                  1996           1997           1998           1998          1999
                               -----------   ------------   ------------   ------------   -----------
                                                                           (UNAUDITED)    (UNAUDITED)
Revenue......................  $ 1,388,788   $  3,067,573   $ 11,238,205   $  7,502,414   $18,837,661
Costs and expenses:
  Costs of revenue...........    1,095,872      3,601,569      5,880,288      4,124,498     6,561,492
  Research and development...    2,338,239      2,603,117      4,041,753      3,049,302     3,566,758
  Sales and marketing........    1,560,635      4,813,505     10,354,411      7,279,497    11,860,062
  General and
     administrative..........    1,871,071      2,357,695      4,253,712      3,072,712     3,551,242
                               -----------   ------------   ------------   ------------   -----------
          Total costs and
            expenses.........    6,865,817     13,375,886     24,530,164     17,526,009    25,539,554
                               -----------   ------------   ------------   ------------   -----------
Loss from operations.........   (5,477,029)   (10,308,313)   (13,291,959)   (10,023,595)   (6,701,893)
Interest income..............      143,675        500,485        553,365        432,661     1,132,597
Interest expense.............      (63,084)       (78,027)       (94,137)       (42,979)     (145,160)
Other expense (Note 19)......           --             --       (774,502)      (825,000)           --
                               -----------   ------------   ------------   ------------   -----------
Net loss.....................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(10,458,913)  $(5,714,456)
                               ===========   ============   ============   ============   ===========
Net loss per share:
  Basic and diluted..........  $    (57.76)  $     (15.63)  $     (11.70)  $      (9.46)  $     (3.81)
                               ===========   ============   ============   ============   ===========
  Pro forma basic and
     diluted.................                               $      (1.31)                 $     (0.45)
                                                            ============                  ===========
Shares used in computing net
  loss per share:
  Basic and diluted..........       93,424        632,377      1,162,695      1,105,048     1,501,240
  Pro forma basic and
     diluted.................                                 10,351,979                   12,568,478

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      COMMON STOCK
                                                                             CONVERTIBLE          ---------------------
                                                                           PREFERRED STOCK
                                                       COMPREHENSIVE   ------------------------                  PAR
                                                           LOSS          SHARES       AMOUNT       SHARES       VALUE
                                                       -------------   ----------   -----------   ---------   ---------
Balance, December 31, 1995...........................                   2,481,940   $22,454,371      93,424   $     934
Issuance of Series B-1 convertible preferred stock,
net of issuance costs of approximately $14,000.......            --     1,725,386     3,436,899          --          --
Comprehensive loss:
 Net loss............................................  $ (5,396,438)           --            --          --          --
 Other comprehensive loss -
   Unrealized loss on marketable securities..........        (2,506)           --            --          --          --
                                                       ------------
 Comprehensive loss..................................    (5,398,944)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1996...........................                   4,207,326    25,891,270      93,424         934
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....            --     3,439,949    12,834,800          --          --
 Issuance of common stock upon exercise of common
   stock options.....................................            --            --            --   1,454,603      14,546
Comprehensive loss:
 Net loss............................................    (9,885,855)           --            --          --          --
 Other comprehensive income -
   Unrealized gain on marketable securities..........         3,260            --            --          --          --
                                                       ------------
 Comprehensive loss..................................    (9,882,595)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1997...........................                   7,647,275    38,726,070   1,548,027      15,480
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....            --     1,666,234    11,573,816          --          --
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................            --     1,753,729    17,260,479          --          --
 Issuance of common stock upon exercise of common
   stock options.....................................            --            --            --     230,665       2,307
 Deferred compensation related to stock options......            --            --            --          --          --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................            --            --            --          --          --
 Payments on notes receivable........................            --            --            --          --          --
 Amortization of deferred compensation related to
   stock options.....................................            --            --            --          --          --
Comprehensive loss:
 Net loss............................................   (13,607,233)           --            --          --          --
 Other comprehensive income -
   Unrealized gain on marketable securities..........           543            --            --          --          --
                                                       ------------
 Comprehensive loss..................................   (13,606,690)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, December 31, 1998...........................                  11,067,238    67,560,365   1,778,692      17,787
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................            --            --            --      12,442         124
 Payments on notes receivable from employees and
   directors (unaudited).............................            --            --            --          --          --

                                                                                   NOTES
                                                                                RECEIVABLE                     ACCUMULATED
                                                       ADDITIONAL                  FROM                           OTHER
                                                        PAID-IN                  EMPLOYEES       DEFERRED     COMPREHENSIVE
                                                        CAPITAL     WARRANTS   AND DIRECTORS   COMPENSATION   INCOME(LOSS)
                                                       ----------   --------   -------------   ------------   -------------
Balance, December 31, 1995...........................  $   31,096   $    --      $      --     -$-........       $ 2,344
Issuance of Series B-1 convertible preferred stock,
net of issuance costs of approximately $14,000.......          --        --             --             --             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive loss -
   Unrealized loss on marketable securities..........          --        --             --             --         (2,506)
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1996...........................      31,096        --             --             --           (162)
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....          --        --             --             --             --
 Issuance of common stock upon exercise of common
   stock options.....................................     307,874        --       (273,579)            --             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive income -
   Unrealized gain on marketable securities..........          --        --             --             --          3,260
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1997...........................     338,970        --       (273,579)    --........          3,098
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....          --        --             --             --             --
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................          --   146,606             --             --             --
 Issuance of common stock upon exercise of common
   stock options.....................................     180,595        --        (63,001)            --             --
 Deferred compensation related to stock options......     758,152        --             --       (758,152)            --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................    (344,250)       --             --        344,250             --
 Payments on notes receivable........................          --        --         30,398             --             --
 Amortization of deferred compensation related to
   stock options.....................................          --        --             --         96,338             --
Comprehensive loss:
 Net loss............................................          --        --             --             --             --
 Other comprehensive income -
   Unrealized gain on marketable securities..........          --        --             --             --            543
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, December 31, 1998...........................     933,467   146,606       (306,182)      (317,564)         3,641
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................      10,716        --             --             --             --
 Payments on notes receivable from employees and
   directors (unaudited).............................          --        --            859             --             --


                                                                          TOTAL
                                                       ACCUMULATED    STOCKHOLDERS'
                                                         DEFICIT         EQUITY
                                                       ------------   -------------
Balance, December 31, 1995...........................  $(19,460,371)   $ 3,028,374
Issuance of Series B-1 convertible preferred stock,
net of issuance costs of approximately $14,000.......            --      3,436,899
Comprehensive loss:
 Net loss............................................    (5,396,438)    (5,396,438)
 Other comprehensive loss -
   Unrealized loss on marketable securities..........            --         (2,506)
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1996...........................   (24,856,809)     1,066,329
 Issuance of Series C convertible preferred stock,
   net of issuance costs of approximately $61,000....            --     12,834,800
 Issuance of common stock upon exercise of common
   stock options.....................................            --         48,841
Comprehensive loss:
 Net loss............................................    (9,885,855)    (9,885,855)
 Other comprehensive income -
   Unrealized gain on marketable securities..........            --          3,260
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1997...........................   (34,742,664)     4,067,375
 Issuance of Series D convertible preferred stock,
   net of issuance costs of approximately $73,000....            --     11,573,816
 Issuance of Series E convertible preferred stock and
   warrants, net of issuance costs of approximately
   $130,000..........................................            --     17,407,085
 Issuance of common stock upon exercise of common
   stock options.....................................            --        119,901
 Deferred compensation related to stock options......            --             --
 Reversal of unamortized deferred compensation
   related to canceled stock options.................            --             --
 Payments on notes receivable........................            --         30,398
 Amortization of deferred compensation related to
   stock options.....................................            --         96,338
Comprehensive loss:
 Net loss............................................   (13,607,233)   (13,607,233)
 Other comprehensive income -
   Unrealized gain on marketable securities..........            --            543
 Comprehensive loss..................................            --             --
                                                       ------------    -----------
Balance, December 31, 1998...........................   (48,349,897)    19,688,223
 Issuance of common stock upon exercise of common
   stock options (unaudited).........................            --         10,840
 Payments on notes receivable from employees and
   directors (unaudited).............................            --            859

Deferred compensation related to stock options
(unaudited)..........................................            --            --            --          --          --
 Amortization of deferred compensation related to
   stock options (unaudited).........................            --            --            --          --          --
Comprehensive loss:
 Net loss (unaudited)................................    (5,714,456)           --            --          --          --
 Other comprehensive loss -
   Unrealized loss on marketable
     securities(unaudited)...........................        (4,408)           --            --          --          --
                                                       ------------
 Comprehensive loss..................................  $ (5,718,864)           --            --          --          --
                                                                       ----------   -----------   ---------   ---------
Balance, October 2, 1999 (unaudited).................                  11,067,238   $67,560,365   1,791,134   $  17,911
                                                                       ==========   ===========   =========   =========


Deferred compensation related to stock options
(unaudited)..........................................     268,139        --             --       (268,139)            --
 Amortization of deferred compensation related to
   stock options (unaudited).........................          --        --             --        268,924             --
Comprehensive loss:
 Net loss (unaudited)................................          --        --             --             --             --
 Other comprehensive loss -
   Unrealized loss on marketable
     securities(unaudited)...........................          --        --             --             --         (4,408)
 Comprehensive loss..................................          --        --             --             --             --
                                                       ----------   --------     ---------      ---------        -------
Balance, October 2, 1999 (unaudited).................  $1,212,322   $146,606     $(305,323)     $(316,779)       $  (767)
                                                       ==========   ========     =========      =========        =======


Deferred compensation related to stock options
(unaudited)..........................................            --            --
 Amortization of deferred compensation related to
   stock options (unaudited).........................            --       268,924
Comprehensive loss:
 Net loss (unaudited)................................    (5,714,456)   (5,714,456)
 Other comprehensive loss -
   Unrealized loss on marketable
     securities(unaudited)...........................            --        (4,408)
 Comprehensive loss..................................            --            --
                                                       ------------   -----------
Balance, October 2, 1999 (unaudited).................  $(54,064,353)  $14,249,982
                                                       ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,            --------------------------
                                                     -----------------------------------------    OCTOBER 3,    OCTOBER 2,
                                                        1996           1997           1998           1998          1999
                                                     -----------   ------------   ------------   ------------   -----------
                                                                                                 (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
Net loss...........................................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(10,458,913)  $(5,714,456)
  Adjustments to reconcile net loss to net cash
    used for operating activities -
    Depreciation and amortization..................      189,378        192,571        623,133        392,126       972,685
    Provision for doubtful accounts................       43,000         14,333        146,500         40,000       152,100
    Compensation expense related to stock
      options......................................           --             --         96,338         59,886       268,924
    Changes in assets and liabilities -
      Increase in accounts receivable..............      (92,990)      (437,525)    (1,536,272)    (1,191,906)   (2,242,151)
      Decrease (increase) in inventory.............       61,193        763,483        117,290       (369,541)     (976,233)
      Increase in other current assets.............      (60,628)      (108,343)       (70,811)      (158,287)     (198,877)
      Increase in investment in sales-type
        leases.....................................           --       (345,466)    (2,152,634)    (1,711,799)   (1,911,754)
      Increase (decrease) in accounts payable......      493,575        459,778       (227,112)      (793,515)    1,031,258
      (Decrease) increase in accrued liabilities...       (4,385)       776,260      2,162,816      1,986,204     1,149,740
      Increase (decrease) in deferred revenue......      814,717       (180,000)     1,413,893      1,377,186      (203,282)
                                                     -----------   ------------   ------------   ------------   -----------
        Net cash used for operating activities.....   (3,952,578)    (8,750,764)   (13,034,092)   (10,828,559)   (7,672,046)
                                                     -----------   ------------   ------------   ------------   -----------
Cash flows from investing activities:
  Acquisition of property and equipment............     (622,384)      (958,271)    (1,821,489)    (1,561,331)   (1,837,933)
  Purchases of marketable securities...............  (23,953,144)   (65,379,625)   (42,947,415)   (38,957,167)   (1,810,895)
  Proceeds from sales of marketable securities.....   24,045,377     61,647,164     43,410,084     39,850,760     4,770,481
                                                     -----------   ------------   ------------   ------------   -----------
        Net cash (used for) provided by
          investing activities.....................     (530,151)    (4,690,732)    (1,358,820)      (667,738)    1,121,653
                                                     -----------   ------------   ------------   ------------   -----------
Cash flows from financing activities:
  Proceeds from working capital line of credit.....           --             --             --      1,300,000     2,059,616
  Principal payments on capital lease
    obligations....................................     (287,616)      (427,558)      (145,811)      (110,003)      (96,044)
  Proceeds from sale leaseback of property and
    equipment......................................      330,291             --             --             --            --
  Proceeds from equipment loan.....................           --             --      2,162,009      1,908,927            --
  Payments on equipment loan.......................           --             --             --             --      (540,502)
  Proceeds from sale of investment in sales-type
    leases.........................................           --             --             --             --     1,447,130
  Payments on debt related to investment in
    sales-type leases..............................           --             --             --             --        (8,768)
  Proceeds from issuance of convertible preferred
    stock and warrants, net of issuance costs......    3,436,899     12,834,800     28,980,901     11,573,816            --
  Proceeds from issuance of common stock...........           --         48,841        119,901        117,932        10,840
  Payments received on notes receivable from
    employees and directors........................           --             --         30,398         30,397           859
                                                     -----------   ------------   ------------   ------------   -----------
        Net cash provided by financing
          activities...............................    3,479,574     12,456,083     31,147,398     14,821,069     2,873,131
                                                     -----------   ------------   ------------   ------------   -----------
Net (decrease) increase in cash and cash
  equivalents......................................   (1,003,155)      (985,413)    16,754,486      3,324,772    (3,677,262)
Cash and cash equivalents, beginning of period.....    2,357,075      1,353,920        368,507        368,507    17,122,993
                                                     -----------   ------------   ------------   ------------   -----------
Cash and cash equivalents, end of period...........  $ 1,353,920   $    368,507   $ 17,122,993   $  3,693,279   $13,445,731
                                                     ===========   ============   ============   ============   ===========
Supplemental disclosure of cash flow information:
  Interest paid....................................  $    63,084   $     78,027   $     94,137   $     42,979   $   145,160
                                                     ===========   ============   ============   ============   ===========
Supplemental disclosure of noncash financing
  activities:
  Capital lease obligations totaling $367,000,
    including sale leaseback transactions, were
    incurred in 1996

  The accompanying notes are an integral part of these consolidated financial statements.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1)  DESCRIPTION OF OPERATIONS

     Aspect Medical Systems, Inc. and its subsidiaries (the "Company") develops, manufactures and markets an anesthesia monitoring system that enables anesthesia providers to assess and manage a patient's level of consciousness. The BIS system incorporates the Company's proprietary disposable BIS Sensors and the Company's BIS monitor or BIS Module Kit. The Company's latest generation BIS monitor, the A-2000 BIS Monitor, was cleared for marketing by the United States Food and Drug Administration in February 1998. The BIS system is based on the Company's patented core technology, the BIS index, which is the only FDA-cleared, commercially available, direct measure of the effects of anesthetics on the brain.

     The Company incurred net losses of $5,396,438, $9,885,855 and $13,607,233 for the years ended December 31, 1996, 1997 and 1998, respectively, and $5,714,456 for the nine month period ended October 2, 1999. At October 2, 1999, the Company had an accumulated deficit of $54,064,353. Principal risks that may affect the business, results of operations and financial condition of the Company include the Company's ability to raise sufficient capital to fund operations, market acceptance of the Company's technology and products, limited sales and marketing experience, the reliance on a single product family, manufacturing risks, the dependence on single source or limited suppliers, technological risks and other risks.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies used by the Company in the preparation of its financial statements are as follows:

  INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated balance sheet as of October 2, 1999, statements of operations and cash flows for the nine months ended October 3, 1998 and October 2, 1999 and the statement of stockholders' equity for the nine months ended October 2, 1999 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation for results of these interim periods. The results of operations for the nine months ended October 2, 1999 are not necessarily indicative of results to be expected for the entire year or for any other interim period.

     The Company follows a system of fiscal months as opposed to calendar months. Under this system, the first eleven months of each fiscal year end on a Saturday and the last month of the fiscal year always ends on December 31. All references to the nine months ended October 3, 1998 relate to the period from January 1, 1998 to October 3, 1998, and all references to the nine months ended October 2, 1999 relate to the period from January 1, 1999 to October 2, 1999.

  UNAUDITED PRO FORMA PRESENTATION

     Under the terms of the Company's restated certificate of incorporation, all outstanding preferred stock will be converted automatically into shares of common stock upon the closing of the Company's initial public offering. Also, upon the closing of the Company's initial public offering, the authorized capital stock of the Company will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, the terms of which will not be designated. The unaudited pro forma balance sheet information at October 2, 1999 reflects the conversion of all series of preferred stock into 11,067,238 shares of common stock as if the conversion occurred on October 2, 1999.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  FOREIGN CURRENCY TRANSLATION

     Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenue and expenses. The functional currency of the Company's international subsidiaries is the U.S. dollar; therefore, translation adjustments are recorded in the consolidated statements of operations and have not been material.

  CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company invests its excess cash in money market accounts, certificates of deposit, U.S. Treasury bills, high-grade commercial paper and debt obligations of various government agencies. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. In accordance with SFAS No. 115, the Company has classified all of its investments as available-for-sale at December 31, 1997 and 1998 and October 2, 1999. The securities are reported at fair value, with any unrealized gains and losses excluded from earnings and reported as other comprehensive income.

  REVENUE RECOGNITION

     Revenue from equipment sales, disposable product sales and sales-type leases are recognized at the time of shipment. Payments received prior to shipment are recorded as deferred revenue. The Company has entered into certain licensing and distribution agreements for which payments received in advance are recorded as deferred revenue. Revenue is recognized as earned per the terms of the respective agreements. The Company provides for the cost of warranty at the time of product shipment.

  RESEARCH AND DEVELOPMENT COSTS

     The Company charges research and development costs to operations as incurred.

  INVENTORY

     Inventory is valued at the lower of cost or estimated market, cost being determined on a first-in, first-out basis.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred. These costs are included in sales and marketing expense in the consolidated statements of operations.

  PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related equipment. Equipment held under capital leases is stated at the lower of the fair market value of the equipment or the present value of the minimum lease payments at the inception of

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

the lease and is amortized on a straight-line basis over the shorter of the lives of the related assets or the term of the leases. Maintenance and repair expenditures are charged to expense as incurred.

  INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing currently enacted tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards.

  CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMER AND SINGLE OR LIMITED SOURCE SUPPLIERS

     Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable, investment in sales-type lease receivables and investments. To minimize the risk with respect to accounts receivable and investment in sales-type lease receivables, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. The Company maintains cash, cash equivalents and investments with various financial institutions. The Company performs periodic evaluations of the relative credit quality of investments and Company policy is designed to limit exposure to any one institution or type of investment. The primary objective of the Company's investment strategy is the safety of the principal invested.

     At December 31, 1997 and 1998 and October 2, 1999, accounts receivable from one of the Company's international distributors accounted for approximately 19%, 14% and less than 1%, respectively, of the total amounts due to the Company. For the years ended December 31, 1996, 1997 and 1998, sales to this customer accounted for approximately 49%, 35% and 13%, respectively, of the Company's total revenue. For the nine months ended October 3, 1998 and the nine months ended October 2, 1999, sales to this customer accounted for approximately 14% and 3% of the Company's total revenue, respectively. Effective July 1, 1998, this customer no longer distributes the Company's monitors.

     The Company currently obtains certain key components of its products from single or limited sources. The Company purchases components pursuant to purchase orders rather than long-term supply agreements. The Company has experienced shortages and delays in obtaining certain components of its products in the past. There can be no assurance that the Company will not experience similar delays or shortages in the future. The disruption or termination of the supply of components or a significant increase in the costs of these components from these sources could have a material adverse effect on the Company's business, financial condition and results of operations.

  COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 did not have a material effect on the Company's financial statements, as the only element of comprehensive income impacting the Company is the unrealized gain (loss) on marketable securities.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair market values of the Company's financial instruments, which include marketable securities, accounts receivable, investment in sales-type leases, accounts payable, bank loans and capital lease obligations, approximate their carrying values.

(3)  CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents consist of the following:

                                                         DECEMBER 31,
                                                    ----------------------   OCTOBER 2,
                                                      1997        1998          1999
                                                    --------   -----------   -----------
                                                                             (UNAUDITED)
Cash..............................................  $131,757   $11,122,993   $ 9,314,131
Certificates of deposit...........................        --     6,000,000     4,131,600
U.S. Government debt securities...................   236,750            --            --
                                                    --------   -----------   -----------
                                                    $368,507   $17,122,993   $13,445,731
                                                    ========   ===========   ===========

     Available-for-sale securities included in marketable securities at December 31, 1997 and 1998 and October 2, 1999 consist of the following:

                                                     AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                        COST        GAINS        LOSSES       VALUE
                                                     ----------   ----------   ----------   ----------
December 31, 1997 --
U.S. Government debt securities....................  $   99,187     $   --       $  --      $   99,187
  Corporate debt securities........................   4,010,177      3,098          --       4,013,275
  Municipal notes..................................     500,000         --          --         500,000
                                                     ----------     ------       -----      ----------
                                                     $4,609,364     $3,098       $  --      $4,612,462
                                                     ==========     ======       =====      ==========
December 31, 1998 --
  Corporate debt securities........................  $3,136,075     $  241       $  --      $3,136,316
  Municipal notes..................................   1,010,620      3,400          --       1,014,020
                                                     ----------     ------       -----      ----------
                                                     $4,146,695     $3,641       $  --      $4,150,336
                                                     ==========     ======       =====      ==========
October 2, 1999 -- (unaudited)
  U.S. Government debt securities..................  $1,000,000     $   --       $  --      $1,000,000
  Corporate debt securities........................     187,107         --        (767)        186,340
                                                     ----------     ------       -----      ----------
                                                     $1,187,107     $   --       $(767)     $1,186,340
                                                     ==========     ======       =====      ==========

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The amortized cost and estimated fair value of investments in debt securities at October 2, 1999, by contractual maturity, were as follows:

                                                                              ESTIMATED
                                                                                FAIR
                                                                 COST           VALUE
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Maturing in one year or less................................  $  187,107     $  186,340
Maturing in one to two years................................   1,000,000      1,000,000
                                                              ----------     ----------
                                                              $1,187,107     $1,186,340
                                                              ==========     ==========

     The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company's financial statements.

(4)  INVESTMENT IN SALES-TYPE LEASES

     The Company leases equipment to customers under sales-type leases. The components of the Company's net investment in sales-type leases are as follows:

                                               DECEMBER 31,
                                          ----------------------    OCTOBER 2,
                                            1997         1998          1999
                                          --------    ----------    -----------
                                                                    (UNAUDITED)
Total minimum lease payments
  receivable............................  $505,474    $3,300,533    $5,621,755
Less -- unearned interest...............   160,008       802,433     1,211,901
                                          --------    ----------    ----------
Net investment in sales-type leases.....   345,466     2,498,100     4,409,854
  Less -- current portion...............   136,392       776,275     1,519,884
                                          --------    ----------    ----------
                                          $209,074    $1,721,825    $2,889,970
                                          ========    ==========    ==========

     Future minimum lease payments due under non-cancelable leases as of December 31, 1998 are as follows:

                        YEAR ENDING
                        -----------
1999........................................................  $1,226,664
2000........................................................     892,561
2001........................................................     559,384
2002........................................................     402,093
2003........................................................     219,831
                                                              ----------
                                                              $3,300,533
                                                              ==========

(5)  INVENTORY

     Inventory consists of the following:

                                                        DECEMBER 31,
                                                    --------------------    OCTOBER 2,
                                                      1997        1998         1999
                                                    --------    --------    -----------
                                                                            (UNAUDITED)
Raw materials.....................................  $322,636    $165,682    $  604,109
Work-in-progress..................................        --          --        75,350
Finished goods....................................    64,843     104,507       566,963
                                                    --------    --------    ----------
                                                    $387,479    $270,189    $1,246,422
                                                    ========    ========    ==========

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                     DECEMBER 31,
                                       USEFUL LIFE             ------------------------    OCTOBER 2,
                                         IN YEARS                 1997          1998          1999
                               ----------------------------    ----------    ----------    -----------
                                                                                           (UNAUDITED)
Computer equipment...........               3                  $  707,071    $1,626,676    $2,079,758
Construction in progress.....               --                    490,194        98,866       983,929
Machinery and equipment......             3 to 5                  152,735       887,046     1,268,605
Furniture and fixtures.......               3                     133,114       308,656       365,513
                                Shorter of the life of the
                                  lease or the estimated
Leasehold improvements.......     remaining useful life             1,485       273,313       298,198
                                                               ----------    ----------    ----------
                                                                1,484,599     3,194,557     4,996,003
Accumulated depreciation and
  amortization...............                                    (561,040)   (1,072,642)   (2,008,840)
                                                               ----------    ----------    ----------
                                                               $  923,559    $2,121,915    $2,987,163
                                                               ==========    ==========    ==========

     At December 31, 1997, 1998 and October 2, 1999, property and equipment held under capital leases totaled approximately $521,651, $86,944 and $12,788, respectively. Accumulated depreciation of these assets totaled approximately $458,988 and $67,850 at December 31, 1997 and 1998, respectively, and $11,723 at
October 2, 1999.

     During 1996, the Company entered into sale-leaseback transactions. The Company received proceeds of approximately $330,000 from the sale of these assets. A gain of approximately $99,000 relating to the sale-leaseback transaction was deferred in 1996 and is being amortized over the term of the respective lease.

(7)  INCOME TAXES

     Deferred income tax assets consist of the following:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
Net operating loss carryforwards..........................  $12,254,000    $16,693,000
Tax credit carryforwards..................................    1,119,000      1,292,000
Other.....................................................      782,000      1,507,000
                                                            -----------    -----------
  Gross deferred tax assets...............................   14,155,000     19,492,000
  Valuation allowance.....................................  (14,155,000)   (19,492,000)
                                                            -----------    -----------
  Net deferred tax asset..................................  $        --    $        --
                                                            ===========    ===========

     The Company has provided a full valuation allowance against its gross deferred tax assets at December 31, 1997 and 1998 because the future realizability of such asset is uncertain. Should the Company achieve profitability in the future, various components of the gross deferred tax assets would be available to offset future income tax liabilities and expenses.

     The Company has net operating loss and research and development tax credit carryforwards for federal income tax purposes of approximately $41,452,000 and $1,292,000, respectively, at December 31, 1998 that will expire commencing in the year 2002 through the year 2018 if not utilized.

     The net operating loss and research and development tax credit carryforwards are subject to review by the Internal Revenue Service. Ownership changes, as defined in the Internal Revenue Code, may limit the

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company's value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

(8)  STOCKHOLDERS' EQUITY

  AUTHORIZED CAPITAL STOCK

     As of December 31, 1998, the Company's authorized capital stock consisted of 17,030,000 shares of common stock, $.01 par value, and 22,363,224 shares of preferred stock, $.01 par value. Of the 22,363,224 shares of preferred stock, 406,898 shares are designated Series A-1 convertible preferred stock, 3,800,428 shares are designated Series B-1 convertible preferred stock, 3,500,000 shares are designated Series C convertible preferred stock, 1,714,286 shares are designated Series D convertible preferred stock, 1,760,000 shares are designated Series E convertible preferred stock, 406,898 shares are designated Series A-2 convertible preferred stock, 3,800,428 shares have been designated Series B-2 convertible preferred stock, 3,500,000 shares have been designated Series C-2 convertible preferred stock, 1,714,286 shares have been designated Series D-2 convertible preferred stock and 1,760,000 shares have been designated Series E-2 convertible preferred stock.

  CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock outstanding consists of the following:

                                                                DECEMBER 31,
                                                          -------------------------   OCTOBER 2,
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
Series A-1 convertible preferred stock; 406,898 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................  $18,384,462   $18,384,462   $18,384,462
Series B-1 convertible preferred stock; 3,800,428 shares
issued and outstanding, at issuance price, net of
issuance costs..........................................    7,506,808     7,506,808     7,506,808
Series C convertible preferred stock; 3,439,949 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................   12,834,800    12,834,800    12,834,800
Series D convertible preferred stock; 1,666,234 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................           --    11,573,816    11,573,816
Series E convertible preferred stock; 1,753,729 shares
  issued and outstanding, at issuance price, net of
  issuance costs........................................           --    17,260,479    17,260,479
                                                          -----------   -----------   -----------
                                                          $38,726,070   $67,560,365   $67,560,365
                                                          ===========   ===========   ===========

     In 1995 and 1996, the Company sold 2,075,042 and 1,725,386 shares, respectively, of Series B-1 convertible preferred stock in a private placement, for total net proceeds of $7,506,808 including the conversion of $500,000 of notes payable to certain stockholders that were issued in 1995. As a result of anti-dilution provisions associated with this transaction and an associated recapitalization of the Company, certain preferred stockholders received an additional 357,761 shares of Series A-1 convertible preferred stock.

     In 1997, the Company issued 3,439,949 shares of Series C convertible preferred stock for net proceeds of $12,834,800.

     In February 1998, the Company issued 1,666,234 shares of Series D convertible preferred stock for net proceeds of $11,573,816.

     In December 1998, the Company issued 1,753,729 shares of Series E convertible preferred stock and warrants to purchase 192,902 shares of common stock for net proceeds of $17,407,085. The warrants are fully

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

exercisable with an exercise price of $12.50 per share and expire on the earlier of the third anniversary of the Company's initial public offering or December 2008. However, if the common stock is traded on a national exchange or trading system and the average closing market price per share of common stock over 25 consecutive trading days equals or exceeds $25.00, the Company has the right to require the exercise of the warrants. The Company has allocated the proceeds received between the Series E convertible preferred stock and the warrants based on the estimated fair market value of the convertible preferred stock and the warrants.

     The rights and preferences of the Company's convertible preferred stock are as follows:

  VOTING RIGHTS

     Except as set forth in the restated certificate of incorporation, the holders of the convertible preferred stock are entitled to vote, together with the holders of common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such stockholder's shares are convertible.

  CONVERSION

     Each share of convertible preferred stock is convertible into common stock at the option of the stockholder or automatically upon the closing of a public offering of the Company's common stock in which the price per common share equals or exceeds $14.00, resulting in gross proceeds of at least $20,000,000. The number of shares of common stock into which holders of convertible preferred stock shall be entitled upon conversion is one-for-one, subject to adjustment for certain dilutive events.

  LIQUIDATION, DISSOLUTION OR WINDING UP OF THE COMPANY

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series E convertible preferred stock will receive an amount equal to the greater of (i) $10.00 per share plus any dividends declared and/or accrued but unpaid on such shares or (ii) the amount per share that would have been payable had all series of Preferred Stock been converted into common stock. If the remaining assets of the Company available for distribution are insufficient to pay the Series E preferred stockholders the full amount they are entitled to, the holders of Series E stock shall share ratably in any distribution of the assets. Thereafter, the remaining assets shall be distributed ratably as follows: the Series A-1 convertible preferred stockholders will receive $22.76 per share, the Series B-1 convertible preferred stockholders will receive $2.00 per share, the Series C convertible preferred stockholders will receive $3.75 per share and the Series D convertible preferred stockholders will receive $7.00 per share. In the case where the remaining assets of the Company available for distribution are insufficient to pay the preferred stockholders the full amount they are entitled to, the holders of convertible preferred stock (other than Series E convertible preferred stock) shall share ratably in any distribution of the assets. Any amounts available after these distributions are to be distributed to the holders of common stock.

  DIVIDENDS

     The holders of convertible preferred stock are entitled to dividends when and if declared by the Board of Directors.

  COMMON STOCK

     At October 2, 1999, the Company has reserved 11,067,238 shares of common stock for issuance upon conversion of the preferred stock, 3,862,290 shares of common stock for issuance under the Company's stock option plans, and 192,902 for issuance upon the exercise of outstanding warrants.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(9)  STOCK OPTION PLANS

     At October 2, 1999, the Company's stock option plans provided for the granting, at the discretion of the Board of Directors, of options for the purchase of up to 5,560,000 shares of common stock to employees, directors and advisors. Option prices are determined by the Board of Directors. At October 2, 1999, 1,696,152 shares were available for future grant under the Company's stock option plans.

     A summary of stock option activity is as follows:

                                                                                             WEIGHTED
                                                                                          AVERAGE OPTION
                                                              NUMBER OF    OPTION PRICE     PRICE PER
                                                                SHARES      PER SHARE         SHARE
                                                              ----------   ------------   --------------
Outstanding, December 31, 1995..............................   1,106,010   $ .20-45.83        $ .32
  Granted...................................................     451,002           .20          .20
  Exercised.................................................          --            --           --
  Canceled..................................................        (939)          .20          .20
                                                              ----------   -----------        -----
Outstanding, December 31, 1996..............................   1,556,073     .20-45.83          .28
  Granted...................................................   1,046,532       .20-.80          .66
  Exercised.................................................  (1,454,603)     .20-.375          .22
  Canceled..................................................     (77,376)     .20-.375          .20
                                                              ----------   -----------        -----
Outstanding, December 31, 1997..............................   1,070,626     .20-45.83          .74
  Granted...................................................   1,613,632     .80-11.05         6.18
  Exercised.................................................    (230,665)     .20-4.20         1.32
  Canceled..................................................    (616,577)    .20-45.83        10.07
                                                              ----------   -----------        -----
Outstanding, December 31, 1998..............................   1,837,016     .20-45.83         2.31
  Granted (unaudited).......................................     383,510    6.00-11.05         6.80
  Exercised (unaudited).....................................     (12,442)     .20-4.20          .87
  Canceled (unaudited)......................................     (41,946)   .375-11.05         4.51
                                                              ----------   -----------        -----
Outstanding, October 2, 1999 (unaudited)....................   2,166,138   $.20-$45.83        $3.07
                                                              ==========   ===========        =====
Exercisable, December 31, 1996..............................   1,347,642   $.20-$45.83        $ .29
Exercisable, December 31, 1997..............................     170,747   $.20-$45.83        $ .96
Exercisable, December 31, 1998..............................     406,706   $.20-$45.83        $ .83
Exercisable, October 2, 1999 (unaudited)....................     866,088   $.20-$45.83        $2.00

     On September 17, 1998, the Company's Board of Directors authorized the repricing of 480,698 stock options previously granted under the Company's stock option plans. The repricing provided for the exercise price of the options to be reduced from $11.05 per share to $4.20 per share, the estimated fair market value of the Company's common stock at that time.


     Subsequent to October 2, 1999, stock options to purchase 577,905 shares of common stock were granted with an exercise price of $10.20 per share, stock options to purchase 24,706 shares of common stock with exercise prices ranging from $.20 to $6.00 per share were exercised and stock options to purchase 23,657 shares of common stock with exercise prices ranging from $.80 to $11.05 per share were canceled.


     During 1997 and 1998, the Company accelerated the vesting of certain employees' and directors' stock options. These employees and directors exercised options to acquire 1,495,470 shares of common stock. The shares of common stock are subject to a repurchase right by the Company and the number of shares subject to the repurchase provision decreases over time in accordance with the vesting schedule of the original option grant. The option exercise price was paid in the form of cash of $45,735 and by delivery to the Company of full recourse promissory notes of $336,580. In the event that any holder of shares of common stock which remain

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

subject to the repurchase provision ceases to be employed by the Company, the Company has the right to repurchase such shares for 90 days at a price equal to the original exercise price. The shares generally vest over two to four years from the initial grant date, provided that the holder continues to be employed by the Company. As the shares of restricted common stock vest, they cease to be subject to the repurchase provision. As of October 2, 1999, an aggregate of 164,150 shares remain subject to repurchase.

     Stock options and restricted common stock generally vest over two to four years and provide for the acceleration of vesting upon a change of control of the Company.

     A summary of outstanding and exercisable options as of October 2, 1999 is as follows:

                              WEIGHTED
                               AVERAGE
                              REMAINING
  EXERCISE       NUMBER      CONTRACTUAL     NUMBER
   PRICE       OUTSTANDING      LIFE       EXERCISABLE
  --------     -----------   -----------   -----------
       $0.20      190,222        6.59        168,821
        0.375      99,604        7.64         59,157
        0.80      587,499        8.03        282,590
        2.80      185,257        8.53         85,784
        4.20      737,662        8.17        230,795
        6.00      218,439        9.34         36,221
        7.50      128,218        8.26          2,500
       11.05       19,017        9.80             --
       16.67          207         .88            207
       45.83           13         4.5             13
                ---------       -----        -------
$0.20-$45.83    2,166,138        8.14        866,088

     In 1998, the Company recorded deferred compensation in connection with certain stock option grants, of approximately $506,250, which represents the aggregate difference between the estimated fair market value of the common stock and the exercise price of the stock options. In connection with an employee termination, an option to purchase 85,000 shares of common stock was canceled, and the related unamortized deferred compensation of $344,250 was reversed. In 1998 and in the nine months ended October 2, 1999, the Company recorded additional deferred compensation of approximately $252,000 and $268,100, respectively, which represents the estimated fair value of stock options granted to non-employees. The remaining unamortized deferred compensation of $316,779 at October 2, 1999 will be recognized as compensation expense over the vesting term of the related options.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the value of options granted in 1996, 1997, 1998 and the nine months ended October 3, 1998 and October 2, 1999 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The following table shows the weighted

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

average assumptions used in the applicable periods and the weighted average fair market value of the options granted in each period.

                                                                                     NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,          -----------------------------
                                        ------------------------------------    OCTOBER 3,      OCTOBER 2,
                                           1996          1997         1998         1998            1999
                                        -----------   -----------   --------   ------------   --------------
                                                                               (UNAUDITED)     (UNAUDITED)
Risk-free interest rate...............    6.4%-6.8%    6.5%-6.75%      5.47%    4.75%-6.75%      4.34%-4.98%
Expected dividend yield...............           --            --         --             --               --
Expected life.........................      7 years       7 years    7 years        7 years          7 years
Expected volatility...................          60%           60%        60%            60%              60%
Weighted average fair market value of
  options granted.....................        $0.15         $0.48      $1.92          $1.91            $3.78

     Had compensation cost for these options been determined consistent with SFAS No. 123, the Company's net loss and pro forma net loss per common share would have been increased to the following pro forma amounts:

                                                                               NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,            --------------------------
                               -----------------------------------------    OCTOBER 3,    OCTOBER 2,
                                  1996           1997           1998           1998          1999
                               -----------   ------------   ------------   ------------   -----------
                                                                           (UNAUDITED)    (UNAUDITED)
Net loss
As reported..................  $(5,396,438)  $ (9,885,855)  $(13,607,233)  $(10,458,913)  $(5,714,456)
                               ===========   ============   ============   ============   ===========
  Pro forma..................  $(5,457,382)  $(10,073,236)  $(13,842,377)  $(10,572,644)  $(6,158,922)
                               ===========   ============   ============   ============   ===========
Basic and diluted net loss
  per common share
  As reported................  $    (57.76)  $     (15.63)  $     (11.70)  $      (9.46)  $     (3.81)
                               ===========   ============   ============   ============   ===========
  Pro forma..................  $    (58.42)  $     (16.54)  $     (11.91)  $      (9.57)  $     (4.10)
                               ===========   ============   ============   ============   ===========
Pro forma basic and diluted
  net loss per common share
  As reported................                               $      (1.31)                 $      (.45)
                                                            ============                  ===========
  Pro forma..................                               $      (1.34)                 $      (.49)
                                                            ============                  ===========

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Also, because options vest over several years and the Company expects to grant options in future years, the above pro forma results of applying the provisions of SFAS No. 123 are not necessarily representative of the pro forma results in future years.

  1991 AMENDED AND RESTATED STOCK OPTION PLAN

     The Company's 1991 Amended and Restated Stock Option Plan (the "1991 Plan") provides for the granting, at the discretion of the Board of Directors, of options for the purchase of up to 3,360,000 shares of common stock to employees, directors and advisors. Option prices are determined by the Board of Directors.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  1998 STOCK INCENTIVE PLAN

     The Company's 1998 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors on July 8, 1998 and is intended to replace the 1991 Plan. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. At October 2, 1999, the Incentive Plan provided for the granting, at the discretion of the Compensation Committee, of options for the purchase of up to 2,100,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) to employees, directors and advisors. Option prices are determined by the Compensation Committee, but cannot be less than 100% of fair market value for incentive stock options (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company).

  1998 DIRECTOR STOCK OPTION PLAN

     In February 1998, the Company adopted the 1998 Director Stock Option Plan ("Director Plan"). Under the terms of this plan, directors of the Company who are not employees of the Company are eligible to receive nonstatutory options to purchase shares of common stock. At October 2, 1999, a total of 100,000 shares of common stock could be issued upon exercise of options under this plan. The initial options granted under the Director Plan are exercisable as to 50% of the option as of the date of grant and as to one-sixth of the shares on the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director and provide for the acceleration of vesting upon a change of control of the Company. Additional options granted will be exercisable in three equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director. Options granted under the Director Plan terminate on the earlier of (i) ten years from the date of grant, or (ii) sixty days after the optionee ceases to serve as a director.

  1999 EMPLOYEE STOCK PURCHASE PLAN


     On October 5, 1999, the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors. The Purchase Plan was approved by the stockholders in December 1999. The Purchase Plan allows eligible employees the right to purchase shares of common stock at the lower of 85% of the closing price per share of common stock on the first or last day of an offering period. Each offering period is six months. An aggregate of 300,000 shares of common stock have been reserved for issuance pursuant to the Purchase Plan.


(10)  NET LOSS PER SHARE

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. Basic net loss per share represents net loss available to common stockholders divided by the weighted average number of common shares outstanding. The Company has excluded all shares of restricted common stock that are subject to repurchase by the Company from the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as the inclusion of common stock issuable pursuant to the exercise of stock options, warrants and the conversion of convertible preferred stock would be antidilutive. The Company evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98"), and concluded that there are no nominal issuances of common stock or common stock equivalents which would be required to be shown as outstanding for all periods as outlined in SAB 98. Pro forma net loss per share includes the weighted average common shares outstanding and reflects the automatic conversion of all convertible preferred stock into common stock upon completion of the Company's initial public offering based on the original issuance date using the "if-converted" method.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(11)  DISTRIBUTION AND LICENSING AGREEMENTS

     The Company has entered into various distribution, licensing and royalty agreements relating to its products with distributors covering both the domestic and the international markets. These agreements have terms ranging from two to ten years. In connection with these agreements, approximately $643,000 and $1,770,000 in revenue was deferred as of December 31, 1997 and 1998, respectively, and approximately $1,674,000 was deferred as of October 2, 1999. The deferred revenue relates to prepayments for monitoring systems under minimum purchase obligations and also includes prepaid license and royalty fees. The deferred revenue will be recognized upon product shipment and as license and royalty fees are earned. License and royalty fees are related to future technological developments and will be recognized upon shipment of units incorporating the technology.

(12)  401(k) SAVINGS PLAN

     The Company has a 401(k) savings plan in which substantially all employees can participate. Employer contributions are at the discretion of the Board of Directors and vest ratably over five years. The Company made no contributions to the plan during the years ended December 31, 1996, 1997 and 1998.

(13)  COMMITMENTS AND CONTINGENCIES

  LEASES

     The Company leases office space under operating leases that expire in October 2000. Rent expense was approximately $335,000, $346,000 and $414,000 in 1996, 1997 and 1998, respectively. Future gross minimum lease commitments for all operating leases as of December 31, 1998 are as follows:

1999.....................................................  $  495,000
2000.....................................................     434,000
2001.....................................................      93,000
2002.....................................................      97,000
2003.....................................................      45,000
Thereafter...............................................      23,000
                                                           ----------
Total minimum lease payments.............................  $1,187,000
                                                           ==========

     The Company has entered into a seven-year lease of approximately 60,000 square feet of development, production and administrative space beginning in the first quarter of 2000.

  SUBLEASES

     During 1996 and 1997, the Company had a sublease agreement whereby a portion of existing office space was leased to a third party under an operating lease. Rental income for 1996 and 1997 approximated $129,000 and $113,000, respectively. This agreement expired in 1997.

(14)  OTHER RELATED PARTY TRANSACTIONS

     In addition to the transactions discussed in Note 9, during 1997 and 1998, the Company loaned a total of $107,000 and $53,000, respectively, to certain employees of the Company. The loans are evidenced by promissory notes bearing interest with rates ranging from 6.42% to 8% per annum. The outstanding balance on these notes at December 31, 1997 and 1998 and October 2, 1999 was approximately $105,000, $138,000 and $133,000, respectively.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(15)  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                               DECEMBER 31,
                                         ------------------------    OCTOBER 2,
                                            1997          1998          1999
                                         ----------    ----------    -----------
                                                                     (UNAUDITED)
Payroll and payroll-related............  $  375,121    $1,220,000    $1,958,506
Clinical studies.......................      75,000       254,000       284,000
Warranty...............................     130,000       249,037       399,297
Other..................................     920,470     1,940,370     2,171,344
                                         ----------    ----------    ----------
                                         $1,500,591    $3,663,407    $4,813,147
                                         ==========    ==========    ==========

(16)  SEGMENT INFORMATION AND ENTERPRISE REPORTING

     The Company has adopted the FASB's Statements of Financial Accounting Standards No. 131, or SFAS 131, Disclosures about Segments of an Enterprise and Related Information, effective for fiscal years beginning after December 31, 1997. The Company operates in one reportable segment as it has one family of anesthesia monitoring systems. The Company does not disaggregate financial information by product or geographically, other than export sales by region and sales by product, for management purposes. Substantially all of the Company's assets are located within the United States. All of the Company's products are manufactured in the United States.

     Revenue by geographic destination and as a percentage of total revenue is as follows:

                                       YEAR ENDED DECEMBER 31,                   NINE MONTHS ENDED
                                -------------------------------------    ---------------------------------
                                   1996         1997         1998        OCTOBER 3, 1998   OCTOBER 2, 1999
                                ----------   ----------   -----------    ---------------   ---------------
                                                                           (UNAUDITED)       (UNAUDITED)
GEOGRAPHIC AREA BY DESTINATION
Domestic......................  $  699,362   $1,881,409   $10,296,424      $6,745,010        $17,135,698
  International...............     689,426    1,186,164       941,781         757,404          1,701,963
                                ----------   ----------   -----------      ----------        -----------
                                $1,388,788   $3,067,573   $11,238,205      $7,502,414        $18,837,661
                                ==========   ==========   ===========      ==========        ===========

                                                                                NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,           -------------------------
                                   -------------------------------------    OCTOBER 3,    OCTOBER 2,
                                      1996         1997         1998           1998          1999
                                   ----------   ----------   -----------    -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
GEOGRAPHIC AREA BY DESTINATION
Domestic.........................      51%          61%           92%            90%           91%
  International..................      49           39             8             10             9
                                      ---          ---           ---            ---           ---
                                      100%         100%          100%           100%          100%
                                      ---          ---           ---            ---           ---

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(17)  VALUATION AND QUALIFYING ACCOUNTS

     The following table sets forth activity in the Company's allowance for doubtful accounts:

                                                       BALANCE AT                              BALANCE AT
                                                      BEGINNING OF   CHARGES TO                  END OF
                                                         PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                                      ------------   ----------   ----------   ----------
Year Ended --
  December 31, 1996.................................    $  7,000      $ 43,000      $   --      $ 50,000
  December 31, 1997.................................      50,000        14,333       1,933        62,400
  December 31, 1998.................................      62,400       146,500       8,900       200,000
Nine months ended October 2, 1999 (unaudited).......     200,000       152,100       5,100       347,000

(18)  LOAN AGREEMENTS


     In June 1998, the Company entered into a loan agreement with a commercial bank. Under the terms of this loan agreement, the Company may borrow up to $5.0 million for working capital and equipment. The amount available to the Company under the working capital portion of the loan agreement is based upon a percentage of the Company's outstanding accounts receivable. The outstanding principal under the working capital portion of the loan agreement is due and payable in December 1999. Interest on the working capital portion of the loan agreement was at the prime rate plus 0.5% until September 30, 1998 at which time it became the prime rate plus 0.25%. There were no borrowings under the working capital loan as of December 31, 1998. As of October 2, 1999, $2,059,616 was outstanding under the working capital portion of the loan agreement and based on the Company's outstanding accounts receivable at October 2, 1999 there was no additional availability under the working capital portion of the loan agreement. Subsequent to October 2, 1999, the borrowings under the working capital portion of the loan agreement were repaid.


     During 1998, the Company borrowed approximately $2,162,000 under the equipment portion of the loan agreement. The principal amount outstanding under the equipment portion of the loan agreement is due in 36 equal monthly installments of approximately $60,000, which commenced in January 1999. Interest on the equipment portion of the loan agreement is at the prime rate plus 1.0% up to and including the closing date of the Company's initial public offering. After the closing of the Company's initial public offering, the interest rate becomes the prime rate. As of October 2, 1999, no additional amounts are available to the Company under the equipment portion of the loan agreement.


     The loan agreement contains restrictive covenants including minimum liquidity or debt service coverage ratios. The agreement also restricts the Company from declaring and paying cash dividends. As of October 2, 1999, the Company was in compliance with these covenants or had received a waiver from the bank for any events of default.



     In December 1999, the Company renegotiated its loan agreement with the bank. Borrowings outstanding at December 31, 1999 of approximately $1.4 million under the equipment portion of the new loan agreement are payable in monthly installments of approximately $60,000 plus interest through December 31, 2001. The working capital portion of the original loan agreement was replaced with a term loan portion. Borrowings under the term loan portion outstanding at December 31, 1999 of approximately $2.8 million are payable in 36 monthly installments of approximately $79,000 plus interest commencing January 2000. Interest on both the equipment portion and the term loan portion of the new loan agreement is at the prime rate plus 1.0% up to and including the closing date of the Company's initial public offering. After the closing of the Company's initial public offering, the interest rate becomes the prime rate plus 0.5%. At December 31, 1999, no additional amounts may be borrowed under the equipment portion or term loan portion of the new loan agreement. Approximately $1.5 million is available under the standby letter of credit portion of the new loan agreement.

                 ASPECT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


     The new loan agreement contains restrictive covenants that require the Company to maintain liquidity and borrowing base ratios. The new loan agreement also restricts the Company from declaring and paying cash dividends. The new loan agreement is secured by substantially all of the Company's assets.


     In July 1999, the Company entered into an agreement under which it can sell some of its existing and future investments in sales-type leases to a third-party finance company. In August and September 1999, the Company sold approximately $1.4 million of investments in sales-type leases. In accordance with Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the proceeds from these sales are classified as debt. Payments on the outstanding principal under this debt match the timing of the payments due on the underlying investments in sales-type leases.

(19)  OTHER EXPENSE

     In 1998, the Company incurred approximately $775,000 in one-time charges related to a proposed initial public offering that was terminated in August 1998.

                         [Aspect Medical Systems LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $ 12,405
     NASD filing fee........................................     4,985
     Nasdaq National Market listing fee.....................    95,000
     Blue Sky fees and expenses.............................    15,000
     Transfer Agent and Registrar fees......................     2,000
     Accounting fees and expenses...........................   250,000
     Legal fees and expenses................................   350,000
     Printing and mailing expenses..........................   150,000
     Miscellaneous..........................................    20,610
                                                              --------
          Total.............................................  $900,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article EIGHTH of the Registrant's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article NINTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the

Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section 7 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is information regarding shares of Common Stock and Preferred Stock issued, and options and warrants granted, by the Registrant within the past three years. Further included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     Some of the transactions described below involved directors, officers and 5% stockholders of the Registrant. See "Related-Party Transactions."

     Certain Sales of Securities. Within the past three years, the Registrant has issued the following securities that were not registered under the Securities Act.

     (a) Issuances of Capital Stock and Warrants.

          1. On February 26, 1997, August 8, 1997 and October 7, 1997, the Registrant issued and sold an aggregate of 3,439,949 shares of its Series C Convertible Preferred Stock to a group of investors at a purchase price of $3.75 per share.

          2. On February 13, 1998, the Registrant issued and sold an aggregate of 1,666,234 shares of its Series D Convertible Preferred Stock to a group of investors at a purchase price of $7.00 per share.

          3. On December 17, 1998, the Registrant issued and sold an aggregate of 1,753,729 shares of its Series E Convertible Preferred Stock, coupled with Warrants to purchase an aggregate of 192,902 shares of Common Stock, to a group of investors at a purchase price of $10.00 per share.

     (b) Stock Option Grants.

     The Registrant's Amended and Restated 1991 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in April 1991. As of October 2, 1999, options to purchase 1,698,401 shares of Common Stock had been exercised for an aggregate consideration of $631,985 and options to purchase 1,549,595 shares of Common Stock, at a weighted average exercise price of $2.04 per share, were outstanding under the plan.

     The Registrant's 1998 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in July 1998. As of October 2, 1999, options to purchase 729 shares of Common Stock had been exercised for an aggregate consideration of $3,062 and options to purchase 561,543 shares of Common Stock, at a weighted average exercise price of $5.74 per share, were outstanding under the plan.

     The Registrant's 1998 Director Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in February 1998. As of October 2, 1999, options to purchase 5,000 shares of Common Stock had been exercised for an aggregate consideration of $14,000 and options to purchase 55,000 shares of Common Stock, at a weighted average exercise price of $4.94 per share, were outstanding under such plan.

     No underwriters were involved in the foregoing sales of securities. The sales were made in reliance upon exemptions from the registration provisions of the Securities Act set forth in Sections 3(b) and 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder or, in the case of options to purchase Common Stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
  1.1       Form of Underwriting Agreement.
  3.1**     Restated Certificate of Incorporation of the Registrant.
  3.2**     Form of Restated Certificate of Incorporation to be in
            effect upon the closing of the offering.
  3.3**     By-Laws of the Registrant, as amended.
  3.4**     Form of Amended and Restated By-laws of the Registrant to be in effect upon the closing of the offering.
  4.1**     Specimen common stock certificate.
  4.2**     See Exhibits 3.2 and 3.4 for provisions of the Registrant's certificate of incorporation and by-laws defining the rights of holders of common stock.
  5.1       Opinion of Hale and Dorr LLP.
 10.1**     1998 Director Stock Option Plan, as amended.
10.2+**     International Distribution Agreement, dated as of January
            21, 1998, by and between the Registrant and Nihon Kohden
            Corporation.
10.3+**     International License Agreement, dated as of January 21,
            1998, by and between the Registrant and Nihon Kohden
            Corporation.
 10.4**     Trademark License Agreement, dated May 25, 1994, by and
            between the Registrant and Aspect Electronics, Inc.
 10.5**     License Agreement, dated as of October 31, 1995, by and
            between the Registrant and Siemens Medical Systems, Inc.
10.6+**     Product Agreement, dated May 5, 1999, by and between the
            Registrant and Drager Medizintechnik GmbH.
10.7+**     OEM Development and Purchase Agreement, dated August 6,
            1999, by and between the Registrant and Agilent
            Technologies, Inc. (formerly part of Hewlett-Packard
            Company).
10.8+**     Letter Agreement, dated August 3, 1999, by and between the
            Registrant and Agilent Technologies, Inc. (formerly part of
            Hewlett-Packard Company).

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
10.9+**     Distribution and License Agreement, dated as of April 1,
            1996, between SpaceLabs Medical, Inc. and the Registrant.
10.10**     Property Lease at 2 Vision Drive, by and between the
            Registrant and Vision Drive, Inc., successor in interest to
            Natick Executive Park Trust No. 2, dated September 8, 1994, as amended, together with Subordination, Non-Disturbance and
            Attornment Agreement, by and between the Registrant and
            Teachers Insurance Association of America, dated June 15,
            1995.
10.11**     Lease Extension Agreement, dated as of August 7, 1997, by
            and between the Registrant and Vision Drive, Inc.
 10.12      Loan and Security Agreement, dated as of December 10, 1999, by and between the Registrant and Imperial Bank; together
            with an Intellectual Property Security Agreement, dated as of December 10, 1999, by and between the Registrant and
            Imperial Bank and a Securities Account Control Agreement,
            dated as of December 10, 1999, by and between the Registrant and Imperial Bank.
10.13**     Promissory Note, dated February 18, 1997, as amended on
            April 14, 1997, made in favor of the Registrant by Nassib G.
            Chamoun, together with Pledge Agreement, dated as of
            February 18, 1997, as amended on April 14, 1997, by and
            between the Registrant and Nassib G. Chamoun.
10.14**     Promissory Note, dated May 1, 1997, made in favor of the
            Registrant by Nassib G. Chamoun, together with Pledge
            Agreement, dated as of May 1, 1997, by and between the
            Registrant and Nassib G. Chamoun.
10.15**     Promissory Note, dated May 1, 1997, made in favor of the
            Registrant by Nassib G. Chamoun, together with Pledge
            Agreement, dated as of May 1, 1997, by and between the
            Registrant and Nassib G. Chamoun.
10.16**     Form of Promissory Note made in favor of the Registrant by certain directors and executive officers, together with Form of Pledge Agreement, by and between the Registrant and
            certain directors and executive officers, together with a
            schedule of material terms.
10.17**     Promissory Note, dated September 24, 1997, made in favor of the Registrant by Jeffrey Barrett.
10.18**     Promissory Note, dated April 10, 1998, made in favor of the
            Registrant by Jeffrey Barrett, together with Pledge
            Agreement, dated as of April 10, 1998, by and between the
            Registrant and Jeffrey Barrett.
10.19**     Series E Convertible Preferred Stock and Warrant Purchase
            Agreement, dated December 17, 1998, by and among the
            Registrant and the several purchasers named on Schedule I
            thereto.
10.20**     Fourth Amended and Restated Right of First Refusal and
            Co-Sale Agreement, dated December 17, 1998, by and among the
            Registrant and the several parties named on Schedules I, II and III thereto.
10.21**     Fourth Amended and Restated Registration Rights Agreement,
            dated December 17, 1998, by and among the Registrant and the several purchasers named on the signature pages thereto.
10.22**     Fourth Amended and Restated Voting Agreement, dated December
            17, 1998, by and among the Registrant and the several
            parties named on Schedules I, II and III thereto.
10.23**     Form of Warrant to purchase the Registrant's common stock, together with schedule of Warrantholders.
10.24+**    Supplier Agreement, dated August 13, 1999, between Novation,
            LLC and the Registrant.
10.25+**    Medical Products Distribution Agreement, dated October 1,
            1999, between Hewlett-Packard Company and the Registrant.
 23.1       Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 23.2       Consent of Arthur Andersen LLP.
 24.1**     Power of Attorney.

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
 27.1**     Financial Data Schedule for fiscal year end December 31,
            1998.
 27.2**     Financial Data Schedule for the nine months ended October 2,
            1999.

------------
 * To be filed by amendment.

 + Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

** Previously filed.

     Schedules have been omitted because they are not required or because the required information is presented in the Company's consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Registrant's Restated Certificate of Incorporation, the Underwriting Agreement, the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Natick, Massachusetts on January 10, 2000.


                                          ASPECT MEDICAL SYSTEMS, INC.

                                          By:     /s/ J. NEAL ARMSTRONG
                                            ------------------------------------
                                            J. Neal Armstrong
                                            Vice President and Chief Financial
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

              /s/ NASSIB G. CHAMOUN*                 President, Chief Executive        January 10, 2000
---------------------------------------------------    Officer and Director
                 Nassib G. Chamoun                     (Principal Executive Officer)

            /s/ J. BRECKENRIDGE EAGLE*               Chairman of the Board of          January 10, 2000
---------------------------------------------------    Directors
               J. Breckenridge Eagle

               /s/ J. NEAL ARMSTRONG                 Vice President and Chief          January 10, 2000
---------------------------------------------------    Financial Officer (Principal
                 J. Neal Armstrong                     Financial and Accounting
                                                       Officer)

           /s/ BOUDEWIJN L.P.M. BOLLEN*              Director                          January 10, 2000
---------------------------------------------------
              Boudewijn L.P.M. Bollen

               /s/ STEPHEN E. COIT*                  Director                          January 10, 2000
---------------------------------------------------
                  Stephen E. Coit

                /s/ EDWIN M. KANIA*                  Director                          January 10, 2000
---------------------------------------------------
                  Edwin M. Kania

               /s/ LESTER J. LLOYD*                  Director                          January 10, 2000
---------------------------------------------------
                  Lester J. Lloyd

               /s/ TERRANCE MCGUIRE*                 Director                          January 10, 2000
---------------------------------------------------
                 Terrance McGuire

                /s/ DONALD STANSKI*                  Director                          January 10, 2000
---------------------------------------------------
                  Donald Stanski

            *By: /s/ J. NEAL ARMSTRONG
   ---------------------------------------------
                 J. Neal Armstrong
                 Attorney-In-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
  1.1       Form of Underwriting Agreement.
  3.1**     Restated Certificate of Incorporation of the Registrant.
  3.2**     Form of Restated Certificate of Incorporation to be in
            effect upon the closing of the offering.
  3.3**     By-Laws of the Registrant, as amended.
  3.4**     Form of Amended and Restated By-laws of the Registrant to be in effect upon the closing of the offering.
  4.1**     Specimen common stock certificate.
  4.2**     See Exhibits 3.2 and 3.4 for provisions of the Registrant's certificate of incorporation and by-laws defining the rights of holders of common stock.
  5.1       Opinion of Hale and Dorr LLP.
 10.1**     1998 Director Stock Option Plan, as amended.
10.2+**     International Distribution Agreement, dated as of January
            21, 1998, by and between the Registrant and Nihon Kohden
            Corporation.
10.3+**     International License Agreement, dated as of January 21,
            1998, by and between the Registrant and Nihon Kohden
            Corporation.
 10.4**     Trademark License Agreement, dated May 25, 1994, by and
            between the Registrant and Aspect Electronics, Inc.
 10.5**     License Agreement, dated as of October 31, 1995, by and
            between the Registrant and Siemens Medical Systems, Inc.
10.6+**     Product Agreement, dated May 5, 1999, by and between the
            Registrant and Drager Medizintechnik GmbH.
10.7+**     OEM Development and Purchase Agreement, dated August 6,
            1999, by and between the Registrant and Agilent
            Technologies, Inc. (formerly part of Hewlett-Packard
            Company).
10.8+**     Letter Agreement, dated August 3, 1999, by and between the
            Registrant and Agilent Technologies, Inc. (formerly part of
            Hewlett-Packard Company).
10.9+**     Distribution and License Agreement, dated as of April 1,
            1996, between SpaceLabs Medical, Inc. and the Registrant.
10.10**     Property Lease at 2 Vision Drive, by and between the
            Registrant and Vision Drive, Inc., successor in interest to
            Natick Executive Park Trust No. 2, dated September 8, 1994, as amended, together with Subordination, Non-Disturbance and
            Attornment Agreement, by and between the Registrant and
            Teachers Insurance Association of America, dated June 15,
            1995.
10.11**     Lease Extension Agreement, dated as of August 7, 1997, by
            and between the Registrant and Vision Drive, Inc.
 10.12      Loan and Security Agreement, dated as of December 10, 1999, by and between the Registrant and Imperial Bank; together
            with an Intellectual Property Security Agreement, dated as of December 10, 1999, by and between the Registrant and
            Imperial Bank and a Securities Account Control Agreement,
            dated as of December 10, 1999, by and between the Registrant and Imperial Bank.
10.13**     Promissory Note, dated February 18, 1997, as amended on
            April 14, 1997, made in favor of the Registrant by Nassib G.
            Chamoun, together with Pledge Agreement, dated as of
            February 18, 1997, as amended on April 14, 1997, by and
            between the Registrant and Nassib G. Chamoun.

EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
10.14**     Promissory Note, dated May 1, 1997, made in favor of the
            Registrant by Nassib G. Chamoun, together with Pledge
            Agreement, dated as of May 1, 1997, by and between the
            Registrant and Nassib G. Chamoun.
10.15**     Promissory Note, dated May 1, 1997, made in favor of the
            Registrant by Nassib G. Chamoun, together with Pledge
            Agreement, dated as of May 1, 1997, by and between the
            Registrant and Nassib G. Chamoun.
10.16**     Form of Promissory Note made in favor of the Registrant by certain directors and executive officers, together with Form of Pledge Agreement, by and between the Registrant and
            certain directors and executive officers, together with a
            schedule of material terms.
10.17**     Promissory Note, dated September 24, 1997, made in favor of the Registrant by Jeffrey Barrett.
10.18**     Promissory Note, dated April 10, 1998, made in favor of the
            Registrant by Jeffrey Barrett, together with Pledge
            Agreement, dated as of April 10, 1998, by and between the
            Registrant and Jeffrey Barrett.
10.19**     Series E Convertible Preferred Stock and Warrant Purchase
            Agreement, dated December 17, 1998, by and among the
            Registrant and the several purchasers named on Schedule I
            thereto.
10.20**     Fourth Amended and Restated Right of First Refusal and
            Co-Sale Agreement, dated December 17, 1998, by and among the
            Registrant and the several parties named on Schedules I, II and III thereto.
10.21**     Fourth Amended and Restated Registration Rights Agreement,
            dated December 17, 1998, by and among the Registrant and the several purchasers named on the signature pages thereto.
10.22**     Fourth Amended and Restated Voting Agreement, dated December
            17, 1998, by and among the Registrant and the several
            parties named on Schedules I, II and III thereto.
10.23**     Form of Warrant to purchase the Registrant's common stock, together with schedule of Warrantholders.
10.24+**    Supplier Agreement, dated August 13, 1999, between Novation,
            LLC and the Registrant.
10.25+**    Medical Products Distribution Agreement, dated October 1,
            1999, between Hewlett-Packard Company and the Registrant.
 23.1       Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 23.2       Consent of Arthur Andersen LLP.
 24.1**     Power of Attorney.
 27.1**     Financial Data Schedule for fiscal year end December 31,
            1998.
 27.2**     Financial Data Schedule for the nine months ended October 2,
            1999.


------------
 * To be filed by amendment.

 + Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

** Previously filed.